UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-SB/A

SECOND AMENDMENT TO

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of The Securities Exchange Act of 1934

Branded Media Corporation

(Name of Small Business Issuer in its charter)

Nevada	20-2053360
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

425 Madison Avenue, Penthouse, New York, New York	10017
(Address of principal executive offices)	(Zip Code)

Issuer’s telephone number (212) 230-1941

Securities to be registered under Section 12(b) of the Act: None.

Title of each class to be so registered	Name of each exchange on which each class is to be registered
N/A	N/A

Securities to be registered under Section 12(g) of the Act:

Common Stock, par value $.001

(Title of class)

FORWARD-LOOKING STATEMENTS

This registration statement on Form 10-SB contains statements that constitute “forward-looking statements.” These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology like “believes,” “anticipates,” “expects,” “estimates,” or similar terms. These statements appear in a number of places in this registration statement and include statements regarding our intent, belief or current expectations and those of our directors or officers with respect to, among other things: (i) trends affecting our financial condition or results of operations, (ii) our business and growth strategies, and (iii) our financing plans. You are cautioned that any forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could adversely affect actual results and performance include, among others, our ability to continue as a going concern, technological change and competition. The accompanying information contained in this registration statement, including, without limitation, the information set forth under the heading “Risk Factors” and “Business” identifies important additional factors that could materially adversely affect actual results and performance. You are urged to carefully consider these factors. All forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statement.

Description of Business

In this registration statement, we use the terms “we,” “us,” “our,” “Branded Media” and the “Company” to refer to Branded Media Corporation and Mediacom Entertainment, Inc., a Delaware corporation.

We are a marketing company that utilizes multi-media platforms to expose our clients’ brands or products to the public. At present, the multi-media platforms we deploy are television programs and out-of-home advertising displays. We believe these formats are more effective than a traditional 30-second television commercial because of the proliferation of digital video recorders (such as DVR and TiVo) to record television programming, which enables the consumer to skip or avoid viewing traditional commercial advertisements while viewing television programming. In the case of our television programs, the brands we expose are in the form of a personality with a particular expertise around which the show is built.

We execute the principal aspects of our strategy as follows. We identify people that we believe have the talent to carry a television program and, as important, have an expertise that lends itself to the creation of not only the television program but also a line of products. We then negotiate an agreement with the particular person whereby we agree to develop, produce, and distribute (as needed) the television program and develop the personality as a brand in exchange for a percentage of the sales of merchandise and other revenue opportunities (i.e., web and appearances) associated with that brand. After entering into the agreement, we begin to develop and pitch program concepts to various television outlets. When there is interest, we enter into an agreement for the program to be produced (we either produce the programs in-house or co-produce with the outlet or another partner) and broadcast. After the television platform is established, we approach retailers to carry products built around our talent’s expertise. The value proposition to the retailer is that the television program provides exposure in an editorial context with limited corresponding media cost. Finally, we intend that interested retailers will license our clients’ brands and source/sell the products associated therewith.

We refer to the above process herein as the “Branded Media™ Strategy.” At present, we have agreements with three clients, and we have placed two of those clients into television programs. We co-produced a special which aired in December 2005. We have produced and delivered a pilot television program, and we have recently placed one of our clients on a network produced morning show.

Each step of the Branded Media™ Strategy is difficult to implement, and the process can be disrupted at any point because each step is dependent upon the successful completion of the prior step. Furthermore, the key element to the strategy is getting our clients on television. This is extremely difficult due to the large number of shows that are presented to networks each day. We believe that the experience and contacts of our management team within the television industry will enhance our ability to accomplish this.

In addition to focusing on television as a base platform, in October 2005 we acquired out-of-home media specialist, Executive Media Network, Inc., which we refer to herein as “EMN.” Founded in 1998, EMN utilizes poster-size advertisements in executive lounges at airports as its platform for exposing its clients’ products and brands to the public. EMN sells poster advertisements to its clients and splits the revenue with its airline partners.

EMN enables airline carriers to defray the costs of operating their airline club lounges by creating an incremental and ancillary revenue stream to the airlines. In most cases, EMN provides a turnkey revenue program whereby EMN absorbs all the costs of operating and managing the media display network and shares the revenue with its airline partners.

EMN also provides advertisers with a level of accountability with documented passenger traffic from its airline partners.

In March 2006, we executed an agreement to purchase an 80% interest in Touch of Grace, Ltd., a recently formed limited liability company registered in the United Kingdom (“Touch of Grace”), which owns a thirty-year license to exclusively exploit throughout the world the name and likeness of Grace Leo-Andrieu as related to the “Touch of Grace” brand and the brand name and mark “A Touch of Grace.” In connection with this purchase agreement, Touch of Grace executed a Talent Services Agreement with Ms. Leo-Andrieu. Pursuant to the agreement, Touch of Grace intended to use Ms. Leo-Andrieu’s name and likeness to produce and develop television programming and a branded licensing program for the lines of products exploiting the Grace Leo-Andrieu name or likeness and/or the Touch of Grace brand. In consideration of her services, Touch of Grace was to pay Ms. Leo-Andrieu an annual fee, and she was to receive a certain percentage of the program production budget for hosting services for each program. The Talent Services Agreement was to expire in 2036. The agreement also provided that Ms. Leo-Andrieu or TOG Holding Limited, the partners of Touch of Grace (collectively, Ms. Leo-Andrieu and TOG Holding Limited, the “TOG Partners”) had the right to unwind the transaction contemplated by the agreement upon certain circumstances, including if Eve Krzyzanowski was no longer Chief Executive Officer of the Company or of a wholly owned subsidiary directly responsible for the Touch of Grace project. On August 10, 2006, Ms. Krzyzanowski resigned her positions with the Company, and on August 31, 2006, the TOG Partners elected to unwind the Touch of Grace project with the Company. See “Background” in this section below for additional information.

Background

We were incorporated under the laws of Delaware in 1968 as Prosher Investment Corp. From 1968 to 1983, we were principally engaged in various real estate activities, including real property development and retail land sales. As of December 31, 1982, we had discontinued our real estate development operations and real estate activities.

On July 27, 1983, we merged with and changed our name to Mediacom Industries, Inc. Following the merger and through 1987, we concentrated our efforts on developing and financing low-cost film productions. Beginning in 1988, we concentrated our business activities on licensing certain of our motion picture film rights. We also focused our efforts on identifying and acquiring a business or company to rebuild our operations.

On March 8, 1994, we entered into an agreement with Parasol Group Limited pursuant to which Parasol Group Limited agreed to sell its film and television library to us. On March 9, 1994, we and our subsidiaries filed voluntary petitions under Chapter 11 of the Bankruptcy Code in the District of Delaware. The U.S. Bankruptcy Court approved the agreement with Parasol Group Limited by order entered on March 24, 1994. In August 1999, we were granted final decree from the U.S. Bankruptcy Court and concentrated our efforts in continuing to license our properties in our film, television and music libraries.

On August 3, 2001, we changed our name to Mediacom Entertainment, Inc. On June 29, 2004, we effected a one-for-four reverse stock split of our common stock. All references in this Form 10-SB to shares of stock have been adjusted to account for this reverse stock split.

On July 17, 2004, we acquired the Branded Media business strategy from Convergiton, Inc., a Florida corporation, which was an unrelated corporation, in exchange for 3,500,000 shares of our common stock. Prior to this acquisition, Convergiton had been engaged in the development of infomercials, television advertising and music programming.

On August 20, 2004, we reincorporated under the laws of the state of Nevada by merging with and into Mediacom Entertainment, Inc., a Nevada corporation, that had been incorporated on July 26, 2004. As a result of the transaction, Mediacom Entertainment, Inc., a Delaware corporation, ceased to exist. On October 18, 2004, we changed our name to Branded Media Corporation.

On October 21, 2005, we acquired EMN, a New York corporation specializing in out-of-home advertising for $2,200,000 in cash and a note for $350,000. Additionally, pursuant to an employment agreement we entered into with Brian Pussilano, President of EMN, as part of the EMN acquisition we granted Mr. Pussilano warrants to purchase 1,000,000 shares of our common stock at $.50 per share as more fully described in Part I, Item 7 – Certain Relationships and Related Transactions and Part F/S – Notes to Financial Statements.

Effective March 3, 2006, we executed an agreement to purchase an 80% ownership interest in Touch of Grace, Ltd., a recently formed limited liability company registered in the United Kingdom (“Touch of Grace”). In exchange for the 80% ownership interest in Touch of Grace, on or about July 6, 2006 we issued 3.5 million shares of our common stock to Ms. Grace Leo-Andrieu and TOG Holding Limited, the partners of Touch of Grace (collectively, Ms. Leo-Andrieu and TOG Holding Limited, the “TOG Partners”). Under the terms of this agreement, the TOG Partners had the right to unwind the agreement under certain circumstances, including upon receipt of notice that Eve Krzyzanowski was no longer the CEO of the Company or of a wholly owned subsidiary directly responsible for the Touch of Grace project. On August 10, 2006 Ms. Krzyzanowski resigned her positions with the Company, and the Company provided the required notice to the TOG Partners on August 14, 2006. On August 21, 2006, the TOG Partners confirmed by email that they had received the Company’s notice. Through their attorneys, on August 31, 2006, the TOG Partners informed the Company that they were exercising their rights to unwind the agreement. The attorneys’ notice to unwind on behalf of the TOG Partners stated that they did not agree that the Company had provided the required notice under the agreement, and that they were reserving their clients’ rights and remedies for certain reimbursement. The Company considers its purchase of an interest in Touch of Grace and its issuance to the TOG Partners of 3.5 million shares of the Company’s common stock in connection therewith to have been rescinded by the August 31, 2006 letter from the TOG Partners’ attorneys.

Our business plan is (i) to integrate our clients’ products or brands core messages into television related print and internet programming content to provide exposure in launching and expanding brands, and (ii) to license our properties that are in our film, television and music libraries. We are in the process of commencing commercial operations, have eight full-time employees (together with subsidiary EMN) and own no real estate.

General Business

We are a multimedia branding company that (i) builds our clients’ brands and markets our clients’ consumer products through our proprietary strategy, Branded Media™, and (ii) licenses our properties in our film, television and music libraries. We also provide services that include the development of television pilots and we give advice with respect to television series production, distribution and development. We are in the process of seeking federal trademark protection for the mark, BRANDED MEDIA. After acquiring the strategy from Convergiton, Inc. we developed Branded Media™ to materially increase sales of our clients’ products by exposing their brands and their messages mainly through television programming but also through internet programming, print, DVD, Video-on-Demand, and Direct-Response infomercials where appropriate. As part of the compensation for our services, we intend to earn a portion of the revenues from our clients by the application of the Branded Media™ strategy.

We endeavor to position our clients’ brands on commercial and public television and intend to receive a portion of the revenues generated from product sales in multiple channels of distribution, such as retail chains, specialty retail and corporate marketing partners. We also may attempt, if warranted, acquire one or more properties or businesses, and pursue other related activities intended to enhance stockholder value. The acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership. We intend to seek opportunities demonstrating both potential long-term growth and short-term earnings. In October 2005, we completed the acquisition of Executive Media Network, Inc.

With the proliferation of digital, cable and video-on-demand as well as the internet, and the completion of the acquisition of EMN, we are not dependent on one or a few clients. However, it should be noted that we currently have signed only three clients for our Branded Media™ Strategy.

Brands

We have contracts with Sandy Ferreira, The Two Meatballs, (Pino Luongo and Mark Strausman), and Chef Jacques Haeringer, under which we will share in several categories of revenue: television production and distribution, book publishing, and merchandising. We continue to pursue other potential clients to whom we desire to provide our brand integration services. To date, we have not entered into any definitive agreements or incurred any other obligations or commitments with any potential clients other than those described below.

•	Sandy Ferreira

Sandy Ferreira is a wedding expert and TV personality. A finalist from NBC’s “The Apprentice 2,” Ms. Ferreira has over 10 years of experience as a bridal shop owner and wedding planner. Ms. Ferreira is on the bridal television show circuit, which caters to audiences of brides-to-be. For Ms. Ferreira, we are currently developing a wedding-themed television series, online presence, “How to ‘I Do’” books and products, as well as actively seeking commercial endorsements. For this book project, we are not acting as an agent, however, we do receive compensation from the sales of any books. We intend to establish Ms. Ferreira as the friendly face for the wedding industry. Her approach to working with brides and creating “that special day” has built her reputation as trustworthy, understanding and fun. Her charm, good looks and the recognition established on “The Apprentice 2,” which had over 20 million viewers per week, will assist in developing her television series.

We have developed a television show currently entitled “Surprise Weddings” starring Ms. Ferreira, which aired on the Women’s Entertainment Network on December 16, 2005 and was aired 14 times thereafter. The program profiles the weddings of two New Orleans’s couples whose weddings were disrupted by Hurricane Katrina.

•	The Two Meatballs

We have entered into an agreement with veteran chefs Pino Luongo and Mark Strausman to produce and distribute a television cooking series based on the duo’s nickname: “The Two Meatballs.” Messrs. Luongo and Strausman will star in the program and we will own the end product provided that we pay for the production costs, which will not be determined until we enter into a definitive agreement with a television network that will air the series.

Messrs. Luongo and Strausman are well known chefs who have worked together for more than 20 years and are successful and highly acclaimed New York restaurateurs. They are well known Italian chefs and their ventures include Coco Pazzo, Campagna, Tuscan Square and NY celebrity hot spot, Fred’s at Barney’s.

Mr. Luongo has written four popular cookbooks: Tuscan in the Kitchen, Fish Talk, Simply Tuscan, and La Mia Cucina Toscana.

Mr. Strausman, also a cookbook author, has been featured on “The Late Show with David Letterman,” “Late Night with Conan O’Brien,” and as a regular guest on “Martha Stewart Living.”

•	Chef Jacques Haeringer

Chef Jacques Haeringer is a professional chef with a Washington, D.C. restaurant. Born in Alaska to French parents and trained in classic French cooking, Mr. Haeringer has appeared in several television programs and hosts cooking seminars at his restaurant. Mr. Haeringer has created the “Healthy Desires” brand, which we will exploit. We are also advising Mr. Haeringer by providing market data and related advice concerning his developing a line of cooking and food related products for home shopping outlets.

We have entered into an agreement with A&E Television Networks or “A&E”, for presentation on The History Channel, to produce and air a pilot, which will be a humorous history of food to be hosted by Chef Jacques. In accordance with the agreement, we recently produced the pilot and delivered it to A&E on July 17, 2006, which is now obligated to pay us a fee for the delivery of the pilot. Additionally, we will receive a percentage of gross proceeds derived from distribution and exploitation on certain networks of the pilot and the series if the initial option is exercised (described as follows). Additionally, we will receive from the cable network channel certain royalties minus certain fees from distribution of the pilot (and if, produced, series) on videocassettes, videodisc, other video device forms and via the internet and other modes of distribution. The cable network channel will own all rights in the pilot. Under the agreement, the cable network channel has the option, exercisable no later than 150 days following the first telecast of the pilot or September 14, 2006, whichever is later, to require us to produce a minimum of 12 and a maximum of 24 additional episodes of a series substantially similar in look and format to the pilot. If the cable network channel exercises the option, it will be required to pay us a fee per episode to pay the production costs for the related additional episode in order to pay the production costs for that episode. If the cable network channel exercises the above option, it will have two additional options on substantially similar terms as the initial option. Under the agreement, we agree to indemnify the cable network channel and the cable network channel agrees to indemnify us for certain losses. The agreement remains in force so long as the cable network channel has any rights in the pilot. Given that the fees payable are anticipated to cover only the production costs of the episodes and the royalties cannot be expected to occur to any significant degree, this contract should not be considered as likely to meet our financial needs other than for satisfaction of our obligations to produce episodes under the contract.

Client Agreements

For each client listed above, we have entered into an agreement, each of which has a similar structure. Pursuant to each agreement, the client and we initially agree to enter into a development phase, where, generally, we have the exclusive right, with limited exceptions, to assist the client in developing its brand or content. Once we enter into an agreement with a third party with respect to the production and/or distribution of our clients’ content, the licensing of our client’s merchandise (as the case may be), our client and we agree to enter into a production period during which the client grants us the exclusive right to exploit the client’s brand and produce and distribute the client’s content among other things. The initial term of the agreement is the length of the development period, which varies by client, unless the production period has commenced. The production period extends through the termination of the agreement or agreements we enter into with a third party or parties (as the case may be) on behalf of our client.

We incur all costs and expenses relating to the development and exploitation of the client’s brand and content. The client receives certain fees and compensation under each agreement, including a percentage of the Modified Adjusted Gross Receipts (as described below) and fees associated with merchandise, appearances and books, as the case may be. Additionally, under each agreement, we are compensated with a portion of the Modified Adjusted Gross Revenues generated from various categories including: television licensing; publishing; merchandise; endorsements; live appearances; and franchising. Pursuant to the client agreements, “Modified Adjusted Gross Receipts” means all non-refundable gross receipts actually received in the United States from all sources worldwide, excluding money paid to us to pay for us to fund the development, production or distribution costs that are or will be actually incurred by us under a reasonable production budget, in connection with the exploitation of the client’s services and/or the client’s brands pursuant to each agreement for television, radio, internet or merchandise production, less the following items in the following order determined on a cash basis: (i) our distribution fee; (ii) our unrecouped distribution expenses and costs, if any, paid or incurred by us in direct connection with the exploitation of the client’s services and/or the client’s brands, (iii) any unrecouped third-party participations incurred by us (other than net profit participations) that are accrued, currently disbursable, and payable by us in connection with the exploitation of the client’s services or client’s brands; (iv) our recoupment of any and all sums paid to the client, (v) any and all other unrecouped costs paid or incurred by us in direct connection with the development of, production of, post-production of and/or acquisition of rights for any and all exploitation of the client’s services or the client’s brands, and (vi) interest at a rate of prime plus one percent (1%) per annum on the amount of any unrecouped costs financed by us.

Other Agreements

In February 2006, we entered into an agreement with This Old House Ventures, Inc. that produced an existing cable television series pursuant to which we provided services that included the development of two new television pilots and in connection with the production of a current television series and related specials and spin-offs. In addition, under the agreement, we provided the cable television series with other services including advising the cable television series with respect to series production, distribution and development matters in connection with the cable television series’ cable television licensing negotiations, pledge specials and other related activities. The term of the agreement was six months terminable upon 30 days notice. The agreement, which expired on July 31, 2006, is extendable upon written approval of the parties, which the Company is currently pursuing. In consideration for our services, the cable television series was obligated to pay us under the agreement certain fees per month during the term and a pilot development fee for each pilot completed. Additionally, the cable television series was obligated to pay us a production commitment fee per pilot upon production commitment by a television network of each respective pilot. Our monthly fees under this agreement, together with the production commitment fees and the pilot development fees were sufficient to pay any expenses we incurred in fulfilling our obligations under the agreement. The cable television series owned all rights to the pilots and services provided by us under the agreement. Under the agreement, we were prohibited from developing any programming that would compete on a content or broadcast time-slot basis with the cable television series programming without the cable television series’ consent.

Executive Media Network

On October 21, 2005, we acquired EMN, a New York corporation specializing in out-of-home advertising, for $2,200,000 in cash and a note for $350,000. Additionally, pursuant to an employment agreement we entered into with Brian Pussilano, President of EMN, as part of the

EMN acquisition we granted Mr. Pussilano warrants to purchase 1,000,000 shares of our common stock at $.50 per share as more fully described in Part I, Item 7 – Certain Relationships and Related Transactions and Part F/S – Notes to Financial Statements.

EMN has created a worldwide media display network that enables advertisers to target the first-class and business-class customers of most major airline carriers, an audience of affluent, decision-making consumers.

On April 1, 2006 EMN executed an exclusive advertising sales agreement with a subsidiary of United Airlines (“United”), pursuant to which EMN will place advertising units in high traffic areas of United’s Red Carpet Clubs. This agreement has an initial term of three years, and under the terms of the agreement, EMN is required to compensate United a fixed monthly payment. In addition, at the end of each calendar year, EMN and United share any additional advertising revenue derived from the advertising units. Future minimum annual guaranteed payments to be made by EMN to United are as follows for the twelve months ending June 30,

2007	$437,583
2008	$575,250
2009	$708,000
2010	$708,000
2011	$531,000

In addition, effective as of June 1, 2006, EMN entered into an exclusive advertising sales agreement with Delta Airlines (“Delta”), pursuant to which EMN will place advertisements in Delta’s passenger lounges. Under the terms of the agreement, EMN will place advertisements in airline lounges through the use of poster advertisements as well as video advertisements. The agreement has an initial term of five years, and as compensation, EMN is required to pay Delta minimum annual fees. In addition to these minimum fees, EMN and Delta will share the revenue generated from the advertising programs on an annual basis. Future minimum annual guaranteed payments to be made by EMN to Delta are as follows for the twelve months ending June 30,

2007	$500,000
2008	$611,111
2009	$689,889
2010	$800,000
2011	$844,444
Thereafter	$2,122,222

Other Assets

Film, Television and Music Library

In 1994 we acquired the Parasol Library, which we refer to herein as the “Library.” Since the acquisition of the Parasol Library in 1994 the asset has generated in excess of $2,600,000 in licensing revenue. In April 2006, we received $15,000 in revenue which was generated by the Parasol Library. Subsequently, in August 2006, we received $11,000 in revenue generated by the Parasol Library. During our last three completed fiscal years ended September 30, 2005, 2004 and 2003, the Parasol Library generated no revenue. However, we have realized no net profits from this revenue because, as described below, the revenue was wrongfully diverted from us by the individual who was then CEO of the company. These events occurred prior to our current management being appointed to their current positions. We intend to build on our Library licensing base through television and broadcasting, DVD and Video-on-Demand.

The Library consists of film, television, and music programming produced from the 1920’s through the 1980’s. The following is a brief summary of representative programming in the library.

•	Applause 50’s Television Series: programming featuring artists such as Angela Lansbury, Paul Newman, Bette Davis, and Natalie Wood.

•	Groove 40’s Music: complete with videos from artists including Frank Sinatra, Duke Ellington, and Lena Horne.

•	Groove 60’s Country Music: complete with videos from artists including Johnny Cash and George Jones;

•	Cinevue Classic Films: films spanning the 1920’s through the 1980’s, including such originals as Diary of Forbidden Dreams, The Phantom of the Opera, and The Mask; and

•	Classic Sports Zone: From the 1960’s, “Las Vegas Fight of the Week,” Professional Wrestling, and “Celebrity Billiards with Minnesota Fats.”

Some of the materials in the Library are protected by copyrights, which have varying terms of protection. The materials in the Library span a considerable time period and the number of copyrights expiring each year is minimal and does not have a significant impact upon the Library’s value from year to year. Further, even if a film or other material enters the public domain upon expiration of its copyright, the film or other material does not become worthless. For example, if we are the only holder of a master of a public domain film, the asset still maintains value. Owning the master of a film allows the owner to enhance the film, obtain a copyright for the enhanced film and exploit the enhanced film’s new value. In fact, after acquiring the Library, we enhanced the materials identified in each category above, which were taken from the public domain, and enhanced or changed them enough for us to be granted a “new work” copyright. As a result, we have the exclusive right to exploit the new version of these materials that we created in accordance with the new copyrights granted, however, to date no revenue has been generated.

In November 2005, we entered into an agreement with August Entertainment/Cascante Organization, LLC, which we refer to herein as the “Sales Agent,” to market our Library in foreign markets. The agreement calls for the Sales Agent to be paid 25% of all gross receipts generated and collected from the licensing of the Library to each licensee.

In February 2006, we licensed nine films from our Library through an agent, which have varying license terms ending either in August 2007 or February 2008, for broadcast in the United Kingdom, Northern Ireland, the Republic of Ireland, the Channel Islands and the Isle of Man for a total combined license fee of $40,000. Pursuant to an agreement with the agent, we are obligated to pay the agent 25% of the license fees generated by it.

The wrongful diversion of the Library’s revenue occurred from 1994 through 2000, when our then CEO, without our authorization, licensed material from our film and television library and caused the money to be diverted to a company other than us. Donald Taylor and Joseph Coffey, both of whom are currently members of our management team, discovered this diversion in early 2000. In August of 2000, our Board of Directors terminated the former CEO. In September 2000, Group III Capital, 50% of which is owned by each of Donald Taylor and Joseph Coffey and which had made an investment in us, sued the then CEO in the Southern District of New York under the Racketeer Influenced and Corrupt Organization (RICO) Act and other related federal statutes. Group III Capital, not us, filed suit in this action based upon a priority lien (which has since been removed) that it held at the time of the illicit licensing. This lien entitled Group III Capital to any and all proceeds generated from the licensing of any material in the library. The court ruled in favor of Group III Capital, Inc. by default judgment in April 2003. Group III Capital, Inc. subsequently settled the judgment with the former CEO.

Competition

We consider many companies in various industries competitors in one form or another. We compete with advertising agencies, talent agencies and production houses. In addition, EMN competes with other outdoor advertising agencies, including, but not limited to JCDecaux, Van Wagner and Clear Channel Communications. We blend various disciplines from each of these industries and deploy one or more of them for our respective client brands and individual talents in a customized fashion that we believe is directly suited to the specific attributes of each.

Employees

We and our wholly owned subsidiary, EMN, currently have a combined total of eight full-time employees. In addition to our full-time employees, management has and expects to continue to use consultants, attorneys and accountants as necessary, and will likely engage additional full-time employees so long as it is seeking and evaluating business opportunities. We also expect to continue to use independent contractors to assist us in assessing business opportunities and to provide business advice on a regular basis.

Risk Factors

Investing in our common stock involves a high degree of risk. Any potential investor should carefully consider the risks and uncertainties described below before purchasing any shares of our common stock. The risks described below are those we currently believe may materially affect us.

RISKS RELATED TO OUR COMPANY

Our Branded Media™ Strategy is difficult to implement and the process can be disrupted.

Each step of the Branded Media™ Strategy is difficult to implement and the process can be disrupted at any point because each step is dependent upon the successful completion of the prior step. Furthermore, one of the key elements to the strategy is getting our clients on television. This is extremely difficult due to the large number of shows that are presented to networks each day. There is no assurance that we will be successful in getting our clients on television or successfully marketing our clients’ brands.

Our independent auditors’ report indicates a substantial doubt about our ability to continue as a going concern, which means that an investment in our shares is extremely risky.

Our auditors’ report (see page F-1) indicates that there is substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. If our business fails, the value of any capitalized items would be adjusted to reflect a distressed market value. We currently rely on cash from capital raised from investors. There is no assurance these funds will continue to be available, however, we have financed operations to date through sales of our equity securities and issuance of debt instruments to related and unrelated parties. There can be no assurance that outside financing will be available to us. In any event, we cannot continue without continuing to raise additional capital from affiliates or outside investment capital.

We have limited ability to pay back all of our outstanding debt when it becomes due.

The following table identifies our outstanding debt, when each liability becomes due, and the outstanding principal plus interest as of June 30, 2006.

Debt Type	Principal + Interest	Interest Rate	Maturity Date

Nonconvertible Promissory Notes	$564,888	0-21%	On demand
Convertible Debentures	$7,046,667	8%	December 1, 2006

Due to our limited financial resources, we have limited ability to pay our outstanding debt when it is due. We continue to raise capital to cover the operation of the business and the terms of the Notes Payable have been contemplated in the planning for the financing of the operation of the business. As of August 23, 2006, we do not have the cash on hand to meet the promissory notes and debentures upon demand.

We have a limited operating history under the Branded Media™ strategy business.

The Company was formed in Delaware in October 1968. In July 2004, we reincorporated in Nevada, and in October 2004, we changed our name to Branded Media Corporation. Our history with respect to film and television production and licensing dates back to 1983.

We and our wholly owned subsidiary, EMN, currently have a combined total of eight full-time employees. Because of our acquisition of the Branded Media™ strategy business in August 2004, we have a limited operating history under our Branded Media™ strategy business. We are subject to all of the business risks and uncertainties associated with any business enterprise, including the risk that we will not achieve our business objectives. We cannot predict that our future operations will be profitable. Investors in our stock would have limited information on which to base an evaluation of our prospects for achieving our business objectives.

We have had operating losses in the past and there is no assurance that we will ever operate profitably.

We have reported net losses of $14,145,960 for the nine-month period ended June 30, 2006, $24,082,088 and $644,294 for the fiscal years ended September 30, 2005 and 2004. Our operating costs currently exceed our revenues, and there is no assurance that this will change. We can give no assurances that we will ever make a profit or that we will not lose all amounts invested in us, through operating expenses or capital losses.

Our ongoing overhead exceeds our incoming revenue and our cash resources are extremely limited.

Our overhead exceeds our revenue. We need to increase our sources of revenue and/or funding in order to sustain operations for the long run. Further, we need to raise additional capital to satisfy our cash requirement and launch our new business strategy. We expect to satisfy our future funding requirements through revenues generated by our operations, the proceeds of public or private offerings of our securities, loans from financial institutions or our stockholders, acquisitions of other businesses such as EMN, or a combination of the foregoing. Additionally, we have also engaged the firm of Westminster Securities Corp. to provide certain financial and business advice and to assist us in raising additional capital. There is no assurance that our operations will be able to satisfy our future funding requirements and there is no guarantee that additional financing will be available when needed or on terms acceptable to us. Failure to raise additional capital is likely to impede us from continuing as a going concern.

Our industry is highly competitive and many of our competitors have more resources than we do.

We compete in multimedia branding business with a number of other companies. Many of these competitors have financial and other resources vastly exceeding those available to us. We cannot be sure that we will be successful in acquiring and developing profitable clients in the face of this competition.

Attempts to grow our business could have an adverse effect.

Because of our small size, we desire to grow rapidly in order to achieve certain economies of scale. Although there is no assurance that this rapid growth will occur, to the extent that it does occur, it will place a significant strain on our financial, technical, operational and administrative resources. As we increase our services and enlarge the number of our clients, there will be additional demands on our financial, technical and administrative resources. The failure to continue to upgrade our technical, administrative, operating and financial control systems or the occurrence of unexpected expansion difficulties, including the recruitment and retention of certain employees, could have a material adverse effect on our business, financial condition and results of operations.

We have very limited financial resources and will require additional financing.

To date, for our funding we have relied on investments by private investors and by borrowing funds from lenders.

We expect our current cash in the bank of approximately $1,034,000 at August 23, 2006 will satisfy our cash requirements through December 1, 2006 when $7 million of convertible debentures become due. Additionally, we have also engaged the firm of Westminster Securities Corp. to provide certain financial and business advice and to assist us in raising additional capital. The Company received net proceeds in a private placement totaling approximately $2 million in June 2006. See Part I, Item 2 – Management’s Discussion and Analysis on Plan of Operation.

We only have $2.0 million in current assets, all of which was cash and cash equivalents, accounts receivable, security deposits, deferred financing costs and prepaid expenses, at June 30, 2006. Total current liabilities at June 30, 2006 were $27.2 million, which included a $24.6 million liability for financial instruments. At June 30, 2006, $564,888 of promissory notes, including accrued interest, are due on demand, and $7,000,000 of debentures are due on December 1, 2006.

In order to effectively run our business, we will require additional working capital. We will seek to satisfy our future funding requirements through revenues generated through our operations, the proceeds of public or private offerings of our securities, or through loans from financial institutions or our stockholders. At the present time, we do not have any written or verbal commitments from any source of financing. Additional financing may not be available when needed or on terms acceptable to us. Unavailability of financing may result in delays in making capital expenditures that management believes are necessary to effectively operate our business and compete in our market. To the extent that we raise additional capital by issuing equity securities, your ownership interest would be diluted. Failure to raise additional capital is likely to impede us from continuing as a going concern.

Certain of our film and television assets that we license to third parties are subject to copyright protection that may expire in the near future. At that time, these assets will enter the public domain, and we will lose any value that we have in them.

Certain of our assets, including our film and television recordings (as more fully described in Part I, Item I – Description of Business), that we license to third parties are protected by federally registered copyrights that were generally obtained in 1998. Copyright protection is finite and the copyright protection of these assets will expire in the future. Upon the expiration of copyright protection, these assets will enter the public domain and will be freely useable by the public without a license from us.

There is a limited market for our common stock, and an investor cannot expect to be able to liquidate his investment regardless of the necessity of doing so.

The prices of our shares are highly volatile. During the twelve months prior to June 30, 2006, the market price of our stock as traded on the pink sheets had ranged from $0.85 to $0.0001. The variance in our stock price makes it extremely difficult to forecast with any certainty the price at which it may be bought or sold at anytime. The market price of our common stock could be subject to wide fluctuations as a result of factors that are out of our control, such as:

•	actual or anticipated variations in our results of operations;

•	naked short selling of our common stock and stock price manipulation; and

•	general economic, political and market conditions.

Due to the low price per share of our stock, many brokerage firms may not effect transactions and may not be willing to deal with our stock as it may not be economical for them to do so. This could have an adverse effect on developing and sustaining the market for our shares. In addition, there is no assurance that an investor will be in a position to borrow funds using our shares as collateral.

Our common stock is extremely illiquid, and investors may not be able to sell as much stock as they want at prevailing market prices.

The daily trading volume of our common stock is often limited. If limited trading in our stock continues, it may be difficult for investors to sell their shares in the public market at any given time at prevailing prices.

As of August 23, 2006, 100,748,561 shares of our common stock on a fully diluted basis are restricted from immediate resale, but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

100,748,561 shares of our common stock on a fully diluted basis are restricted from immediate resale, which consist of 19,009,062 shares of our common stock that is restricted from resale currently issued and outstanding, plus 48,244,333 shares of our common stock issuable upon exercise of outstanding warrants, plus 28,000,000 shares of our common stock issuable upon conversion of outstanding debentures, plus stock options to purchase 5,495,166 shares of common stock which may be exercised at anytime before August 14, 2014. Though not currently registered, these restricted securities may be sold in compliance with Rule 144 of the Securities Act or pursuant to a future registration statement. Rule 144 provides that a person holding restricted securities for a period of one year or more may, sell those securities in accordance with the volume limitations and other conditions of the rule. Sales made pursuant to Rule 144 or 144(k), or pursuant to a registration statement filed under the Securities Act, could result in significant downward pressure on the market price for our common stock.

Obtaining additional capital through the future sale of common stock and derivative securities will result in dilution of stockholder interests.

We plan to raise additional funds in the future by issuing additional shares of common stock or securities that are convertible into common stock, such as convertible notes, options, warrants or convertible preferred stock. Any such sale of common stock or other securities will lead to further dilution of the equity ownership of existing holders of our common stock.

We do not intend to pay dividends to our stockholders, so you will not receive any return on your investment in our Company prior to selling your interest in the Company.

We have never paid any dividends to our stockholders. We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future. If we determine that we will pay dividends to the holders of our common stock, we cannot assure that such dividends will be paid on a timely basis. As a result, you may not receive any return on your investment prior to selling your shares in our company and, for the other reasons discussed in this “Risk Factors” section, you may not receive any return on your investment even when you sell your shares in our company.

Our common stock meets the definition of “penny stock” and is extremely illiquid, so investors may not be able to sell as much stock as they want at prevailing market prices.

Our common stock is subject to additional disclosure requirements for penny stocks mandated by the Penny Stock Reform Act of 1990. The SEC Regulations generally define a penny stock to be an equity security that is not traded on the NASDAQ Stock Market and has a market price of less than $5.00 per share. Depending upon our stock price, we may be included within the SEC Rule 3a51-1 definition of a penny stock and have our common stock considered to be a “penny stock,” with trading of our common stock covered by Rule 15g-9 promulgated under the Securities Exchange Act of 1934. Under this rule, broker-dealers who recommend such securities to persons other than established customers and accredited investors must make a special written disclosure to, and suitability determination for, the purchaser and receive the purchaser’s written agreement to a transaction prior to sale. The regulations on penny stocks limit the ability of broker-dealers to sell our common stock and thus may also limit the ability of purchasers of our common stock to sell their securities in the secondary market. Our common stock will not be considered a “penny stock” if our net tangible assets exceed $2,000,000 or our average revenue is at least $6,000,000 for the previous three years.

Item 2. Management’s Discussion and Analysis or Plan of Operation

The following discussion and analysis should be read in conjunction with the accompanying financial statements and the notes to those financial statements included elsewhere in this Form 10-SB. The following discussion includes forward-looking statements that reflect our plans, estimates and beliefs and involve risks and uncertainties. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this Form 10-SB.

We have not had revenue during our previous two fiscal years ended September 30, 2005 and 2004.

Plan of Operation

We have embarked on a plan to launch our new business strategy. To date, we have devoted substantially all of our resources to identify, develop and expose our clients’ brands and products. The Branded Media Strategy is complex to implement and the process can be disrupted at any point because each step is dependent upon the successful completion of the prior step.

We have a plan to raise capital to launch our new business strategy, and during the next 12 months will need to continue to raise capital to satisfy cash requirements for operations, investing and financing activities. Before the end of this calendar year we intend to raise additional capital through the issuance of securities. We have engaged an investment banking firm to assist in this fundraising and to provide certain financial and business advice.

After we become a reporting company, it is anticipated that Westminster Securities will assist us in raising additional capital. Failure to raise additional capital is likely to impede us from continuing as a going concern. See Part II, Item 4. - Recent Sales of Unregistered Securities for additional information concerning our recent capital-raising activities.

To date we have entered into contracts with Sandy Ferreira, The Two Meatballs (Pino Luongo and Mark Strausman), and Chef Jacques Haeringer and an existing cable television series. See Part I, Item 1 - Description of Business, Brands for additional information. We intend to build our clients’ brands and market our clients’ consumer products, under which we will share in several categories of revenue: television production and distribution, book publishing, and merchandising. We will continue to pursue other potential clients to whom we desire to provide our brand integration services. We have also identified an expert in the field of marketing nostalgia-based libraries, and in November 2005, we entered into an agreement with this individual to increase the licensing of our properties in the Library.

We do not intend to purchase any significant property or equipment during the next 12 months. Our wholly owned subsidiary, EMN, and we have a combined total of eight full-time employees. In addition to the full-time employees, we expect to continue to use consultants, attorneys and accountants as necessary and will likely engage additional full-time employees so long as it is seeking and evaluating business opportunities.

For the nine months ended June 30, 2006, EMN generated $1.3 million in gross billings (before netting commissions and revenue sharing costs of $0.9 resulting in net revenues of $0.4,

as required under guidance providing in Emerging Issues Task Force (EITF) No. 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent”), and $0.7 million in operating loss. As of August 23, 2006, EMN did not have any substantial revenue contracts executed and is not expected to generate revenue similar to fiscal 2005. Fiscal 2005 produced gross billings of $4.0 million (before netting $2.6 million in direct costs resulting in $1.4 million in net revenues). EMN only carries normal trade liabilities in the ordinary course of business, and funds its business internally with cash provided by operations. EMN does not pay any dividends and is not required to maintain any significant investments in long-lived assets to operate its business. We anticipate hiring new sales representatives during the Fourth Quarter of 2006 to solicit and sell advertising on behalf of EMN.

Liquidity and Capital Resources

We have accumulated losses from operations totaling $44.8 million at June 30, 2006 and will require additional financing. We had a working capital deficiency at June 30, 2006 of $25.2 million. We will need to obtain additional capital through the sale of our common stock or other financial instruments. Ultimately, we need to generate revenues and positive cash flow, and attain profitable operations. Cash and cash equivalents plus cash provided from the issuance of debt and common and preferred stock were used to fund operating, investing and financing activities.

We expect current cash and cash equivalents in the bank of approximately $1,034, 000 at August 23, 2006 to satisfy cash requirements through December 1, 2006. Should this not satisfy the required cash requirements, the Company will need to obtain additional financing.

The following table identifies our outstanding promissory notes and debentures, when each note becomes due, and the outstanding principal and interest as of June 30, 2006. As of August 23, 2006, we do not have the cash on hand to meet the promissory notes and debentures upon demand.

Debt Type	Principal + Interest	Interest Rate	Maturity Date

Non convertible Promissory Notes	$564,888	0-21%	On demand
Convertible Debentures	$7,046,667	8%	December 1, 2006

On April 1 and June 1, 2006, EMN executed exclusive advertising sales agreements with United Airlines and Delta Airlines, pursuant to which EMN will place advertisements in United’s and Delta’s passenger lounges. Under the terms of these agreements, EMN is required to pay United fixed monthly amounts, and is required to pay Delta minimum annual fees. The minimum annual guaranteed payments under both of these agreements are as follows:

For the 12 months ended June 30,	United	Delta
2007	$437,583	$500,000
2008	$575,250	$611,111
2009	$708,000	$689,889
2010	$708,000	$800,000
2011	$531,000	$844,444
2012 and thereafter		$2,122,222

On June 1, 2006, the Company completed a private placement of 112 units of convertible debentures with detachable warrants to accredited investors (the “June 2006 Bridge Financing”). The Units, valued at $7,000,000, consisted of cash from investors totaling $3,375,000 as well as non-cash conversions into new debenture units totaling $3,625,000 from holders of existing debentures and preferred stock. Each unit consisted of (i) $62,500 of 8% Secured Convertible Debentures, initially convertible into 250,000 shares at a conversion price of $0.25 per share and due December 1, 2006, and (ii) warrants to purchase 250,000 shares of Common Stock at an exercise price of $0.50 per share, expiring June 1, 2011. The debentures issued as part of the bridge financing are convertible into 28,000,000 shares of our common stock in the aggregate and the warrants issued as part of the financing are exercisable into 37,800,000 shares of common stock in the aggregate. Under the terms of the placement, if the Company completes a private placement of shares at a price per share less than the warrant exercise price or debenture conversion price at any time when a debenture or warrant is outstanding, then the holders will have the right to convert their debenture or exercise their warrant at a 10% discount to the purchase price of the shares issued in such private placement. The Company is also obligated to file a registration statement concerning the shares of common stock underlying the convertible debentures and warrants. The issuances made as part of the June 2006 Bridge Financing were made pursuant to both Sections 4(2) and 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D, and the Company engaged the services of Westminster Securities Corporation, a broker dealer registered with the NASD, to assist it with this placement. As compensation, we agreed to pay this broker dealer (i) cash compensation equal to seven and one-half percent (7.5%) of the gross cash proceeds received by the Company from the sale of units, as commission; (ii) two and one-half percent (2.5%) of the gross cash proceeds received by the Company from the sale of units for its non-accountable fees and expenses; and (iii) additional compensation in the form of warrants to purchase shares of common stock, in an amount equal to 10% of the shares and warrant shares underlying units sold in the offering, exercisable at the lower of the conversion price of the debentures or the exercise price of the warrants.

Of the $3,375,000 of proceeds raised on June 1, the Company immediately paid $1,354,177 for professional fees, note repayments, issuance costs and bank wire fees. The Company intends to use the remaining proceeds of $2,020,823 to fund certain working capital requirements.

Under the terms of the June 2006 Bridge Financing, the Company caused $138,415 of notes due to certain officers and directors, and $608,335 in the aggregate of accrued and deferred compensation owed to the same officers and directors to be converted into common stock within 30 days of the final closing. Subsequent to the June 2006 Bridge Financing, the CEO waived all rights to receive $30,000 in accrued bonus as of January 1, 2006 and converted $265,665 of accrued salary as of May 31, 2006 into 648,144 shares of our common stock; (b) The Chief Operating Officer waived all of rights to receive (1) payment of certain debt owed by the Company to the COO in the amount of $59,139, (2) accrued bonus as of January 1, 2006 of $22,500, (3) accrued salary as of May 31, 2006 of $170,835, and (4) salary for June 2006 of $22,917; and (c) the Chief Financial Officer waived all rights to receive (1) payment of certain debt owed in the amount of $54,276, (2) accrued bonus as of January 1, 2006 of $22,500, (3) accrued salary as of May 31, 2006 of $170,835 and (4) salary for June 2006 of $22,917.

From March 2005 through September 2005, we raised $900,000 through the issuance of convertible secured notes with an interest rate of 12% per annum. On June 1, 2006, we paid down notes with a face value of $450,000, and exchanged new debentures for the remaining convertible notes.

On August 30, 2005, we issued a Secured Convertible Promissory Note in the principal amount of $350,000 at 12% interest per annum to The Vantage Funds. On January 20, 2006, we issued a warrant to Vantage to purchase 250,000 shares of common stock in consideration for granting us forbearance on debt repayment to March 29, 2006. The exercise price of the warrant is $.50 per share and it expires on January 20, 2011. We were unable to pay this Secured Promissory Note by the extended due date, and The Vantage Funds delivered a notice of default. In response to this default notice, we reached an agreement with The Vantage Funds to convert the outstanding amount due under the Secured Promissory Note into cash and debentures. Under this agreement, we paid The Vantage Funds $150,000 of principal, and exchanged new debentures for the remaining principal of $200,000 due to The Vantage Funds under the Secured Promissory Note.

On October 11, 2005, we received proceeds of $2.2 million from the sale of 220,000 shares of our preferred stock to The Vantage Funds and used all of the proceeds to acquire Executive Media Network; and between November 30, 2005 and March 8, 2006 we sold 60,000 shares of Series A preferred stock for $600,000 to accredited investors. All of the preferred stock discussed above was exchanged for new debentures pursuant to the June 2006 Bridge Financing.

Subsequent to September 30, 2005, in order to conserve cash, our senior executives have not been paid for their services between the dates of October 1, 2005 and June 30, 2006. Also, during that same period, the cash flow activity from EMN operations has been included with our financial results and consolidated for the first time.

Due to limited financial resources, we have limited ability to pay our outstanding debentures when it is due. We will continue to raise capital to cover the operation of the business and the terms of the debentures have been contemplated in the planning for the financing of the operation of the business.

If the additional financing or arrangements cannot be obtained, we would be materially and adversely affected and there would be substantial doubt about our ability to continue as a going concern.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Description of Property

We rent office space located at 425 Madison Avenue, New York, New York 10017. Our offices are leased from a third party lessor under a ten-year non-cancellable operating lease ending in 2012. Under the operating lease, we are obligated to make future minimal rental payments as follows.

Years Ending September 30,	Amount
2006	$115,800
2007	$127,800
2008	$127,800
2009	$127,800
2010	$127,800
Thereafter	$127,800

$784,800

Security Ownership of Certain Beneficial Owners and Management

As of August 23, 2006, we had a total of 34,244,444 shares of common stock outstanding. The following table sets forth, as of August 23, 2006, the number of shares of common stock owned of record and beneficially by persons who beneficially own 5% or more of our outstanding common stock as well as the number of shares of common stock owned of record and beneficially by each of our officers and directors, and by our officers and directors as a group.

Name and Address (1)	Title of Class	Number of Shares Beneficially Owned (2)	Percent of Class Owned

Gary Kucher (3)	Common Stock	5,749,166	5.0%
Donald C. Taylor (4)	Common Stock	5,144,224	4.5%
Joseph J. Coffey (5)	Common Stock	5,466,758	4.7%
Michael S. Scofield (6)	Common Stock	250,000	*
Brian Pussilano (7)	Common Stock	3,200,000	2.8%
James J. Cahill (8)	Common Stock	2,159,523	1.9%
All directors and officers as a group (6 in number) (3), (4), (5), (6), (9), (10)	Common Stock	21,969,671	19.0%
The Vantage Funds (9) 600 Main Street, Suite 110 Stroudsburg, PA 18360	Common Stock	19,700,000	17.1%

*	Indicates less than 1%.
(1)	Unless otherwise indicated, the address of each of the persons listed above is the Company’s address at 425 Madison Avenue, Penthouse, New York, New York 10017.
(2)	The number of shares and the percentage of the class beneficially owned by each of the individuals and the entities above are determined under rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares such power with his spouse) with respect to all shares of capital stock listed as beneficially owned by such person or entity.
(3)	Consists of (a) a warrant issued to Mr. Kucher, our Chief Executive Officer and a member of our Board of Directors, to purchase 250,000 shares of common stock at $.50 per share, which may be exercised any time on or before July 19, 2010; (b) 4,000 shares of our common stock held by Mr. Kucher; and (c) stock options to purchase 5,495,166 shares of common stock at $.25 per share, which may be exercised any time before August 14, 2014, issued pursuant to Mr. Kucher’s employment agreement.
(4)

Includes (a) a warrant issued on November 17, 2004 to Mr. Taylor, which was subsequently assigned to The Taylor 1st Family Ltd. Partnership of which Mr. Taylor is the General Partner, pursuant to his employment agreement with us to purchase 1,500,000 shares of common stock at $.01 per share, which may be exercised any time before November 17, 2014, (b) a warrant issued to Mr. Taylor to purchase 2,230,000 shares of common stock at $.01 per share at any time on or before July 19, 2015, which warrant was subsequently assigned to The Taylor 1st Family Ltd. Partnership of which Mr. Taylor is the General Partner, (c) 830,000 shares of common stock held by The Taylor 1st Family Ltd. Partnership of which Mr. Taylor is the General Partner, and (d) 584,224 shares of common stock, which were gifted by Mr. Taylor to members of his immediate and extended family. Mr. Taylor disclaims beneficial ownership of the common stock held by his immediate family members. The foregoing transactions are more fully described in Item 7 – Certain Relationships and Related Transactions below.

(5)	Includes (a) a warrant issued on November 17, 2004 to Mr. Coffey pursuant to his employment agreement with us to purchase 1,500,000 shares of common stock at $.01 per share, which may be exercised any time on or before November 17, 2014, (b) a warrant issued to Mr. Coffey pursuant to an agreement with us to purchase 2,230,000 shares of common stock at $.01 per share, which may be exercised any time on or before July 19, 2015, (c) eight warrants issued to Mr. Coffey as consideration for lending us $172,500 to purchase 172,500 shares of our common stock (as reported by Bloomberg) on the dates the corresponding promissory notes were issued (d) a warrant issued to Mr. Coffey as consideration for lending us $2,500 to purchase 2,500 shares of our common stock at $.30 per share anytime on or before November 18, 2010, (e) a warrant issued to Mr. Coffey as consideration for lending us $4,000 to purchase 4,000 shares of our common stock at $.29 per share anytime on or before December 1, 2010, (f) 1,555,758 shares of common stock individually held by Mr. Coffey and (g) a warrant issued to Mr. Coffey as consideration for lending us $2,000 to purchase 2,000 shares of our common stock at $.50 per share anytime on or before January 16, 2016. The foregoing transactions are more fully described in Item 7 – Certain Relationships and Related Transactions below.
(6)	Consists of a warrant issued to Mr. Scofield, a member of our Board of Directors, to purchase 250,000 shares of common stock at $.50 per share, which may be exercised any time on or before March 31, 2010.
(7)	Consists of (a) warrants issued to Mr. Pussilano to purchase 2,100,000 shares of our common stock at $.50 per share, and (b) 1,100,000 debenture shares exercisable at $.25 per share at any time on or before June 1, 2011.
(8)	Consists of (a) 639,523 shares of our common stock held by Mr. Cahill, a member of our Board of Directors and (b) a warrant issued to Mr. Cahill to purchase 250,000 shares of common stock at $.50 per share, which may be exercised any time on or before November 15, 2010. Mr. Cahill is the President and Chief Executive Officer of McKim Capital, Inc., an NASD broker-dealer, which is a wholly owned subsidiary of Stellar McKim LLC (“Stellar McKim”) of which Mr. Cahill is a Managing Partner. Mr. Cahill is also a Managing Member and the Chief Executive Officer of McKim and Company LLC (“McKim”), which is part owner of Stellar McKim. We have issued to McKim the following securities for certain financial services provided to us, which are also identified in the above table (a) a warrant to purchase 880,000 shares of our common stock; (b) a warrant to purchase 180,000 share of our common stock; (c) a warrant to purchase 60,000 share of our common stock; and (d) a warrant to purchase 150,000 shares of our common stock. The 1,270,000 shares of common stock purchasable upon issuance of the foregoing warrants are included in the number reflected in the above table.
(9)	The common stock amount consists of (a) debentures issued to The Vantage Funds as part of the Bridge Financing which are convertible into 9,600,000 shares of our common stock at $.25 per share, (b) warrants to purchase 9,600,000 shares of our common stock issued on June 1, 2006 as part of the June 2006 Bridge Financing which are exercisable at $.50 per share at any time before June 1, 2011, and (c) numerous warrants to purchase 500,000 shares of our common stock.

Change in Control

We are unaware of any contract or other arrangement, the operation of which may, at a subsequent date, result in the change in control of the Company. The Company’s by-laws have no provision that could delay a change in control of the Company.

Directors and Executive Officers, Promoters and Control Persons

The directors and executive officers currently serving the Company are as follows:

Name	Age	Position
Gary Kucher	42	Chief Executive Officer, Director
Donald C. Taylor	57	President, Chief Financial Officer, Vice Chairman, Director
Joseph J. Coffey	40	Chief Operating Officer, General Counsel, Secretary and Director
Michael Scofield	62	Chairman, Director
Brian T. Pussilano	60	President, Executive Media Network
James J. Cahill	44	Director

Management

The following identifies background information for our directors, officers and other key employees.

Gary D. Kucher is our Chief Executive Officer and a member of our Board of Directors. He has served as CEO since August 2006 and as a member of our Board of Directors since June 2005. Mr. Kucher became CEO of Manex Entertainment Inc. in November 2000 which, through its operating divisions and subsidiaries, operated full service facilities in Los Angeles and the former Naval Air Station in Alameda, California that accommodated feature film, television, commercial and event productions with visual effects, post production, a complete range of proprietary and non-proprietary rental equipment and full service production offices, studios and stage space. In January of 2001, he also became Chairman of the Board of Directors and served in both capacities until departing his positions with Manex Entertainment in November 2004. Prior to joining Manex Entertainment in November 2000, Mr. Kucher was CEO of Gary Player Golf.com an internet based golf apparel and equipment retail company.

Manex Entertainment, through several wholly owned subsidiaries, developed the extraordinary effects that won Academy Awards® for Polygram’s “What Dreams May Come” and Warner Bros.’ “The Matrix.” Manex Entertainment also won The 2002 Best Experimental Short Subject award at the New York Film and Video Festival for its production “Seriality.” In October 2003, Manex Entertainment presented a concert to benefit the Mercer County Film and Performing Arts Commission featuring Luciano Pavarotti at the Sovereign Bank Arena in Trenton, New Jersey. Mr. Kucher has provided advisory services or interim management to both private and public companies in numerous engagements. Also in 2003, Mr. Kucher received visual effects screen credit for the blockbuster hits “The Matrix Reloaded” and “The Matrix Revolutions.”

Donald C. Taylor is our President, Chief Financial Officer and Vice Chairman of the Board of Directors. He has been President since September 2000, was appointed Chief Financial Officer in January 2005 and has been a member of our board since November 2001. After graduation from college in 1970, Mr. Taylor worked as a staff accountant for a CPA firm. In 1972, Mr. Taylor became a Special Agent with the U.S. Treasury Department – Intelligence Division and after completing his government service, worked as a consultant to law firms until 1992. From 1992 through August 2000, he was President of Group III Capital, Inc. in New York, a merchant banking firm which he formed and which raised debt and equity financing for the firm’s clients.

Joseph J. Coffey is our Chief Operating Officer, General Counsel and a member of our Board of Directors. He has been our General Counsel since August 2000, was appointed our Chief Operating Officer in January 2005 and recently rejoined our board on October 6, 2005. Mr. Coffey was a member of our board from August 2000 through August 2004. From 1993 to 1996, Mr. Coffey served in Buenos Aires, Argentina as International Business Consultant to one of the most prominent law firms in Argentina. During his three years in Latin America, Mr. Coffey advised international clients on the aspects of doing business in Argentina. These clients included GE Capital, for whom Mr. Coffey provided consulting services on its purchase of Argentina’s largest credit card servicing company; British Gas, for whom Mr. Coffey negotiated its merger with two Argentine construction companies for the service of Argentina’s recently privatized gas industry; and IMPSAT, one of South America’s leading media conglomerates for whom Mr. Coffey provided consulting services related to its expansion to the United States.

In April 1996, Mr. Coffey joined Mr. Taylor at Group III Capital, Inc., which raised debt and equity financing, placed executive management, and provided other management and legal consulting services to the firm’s clients. Mr. Coffey was employed with Group III Capital, Inc. until August 2000 when he joined the Company.

Michael Scofield is Chairman of our Board of Directors. He has held this position since March 2005. Mr. Scofield currently is, and has been during the last five years, the Chairman of the Board of Evergreen Funds, one of America’s 20 largest mutual fund families. Mr. Scofield’s oversight of the funds started in 1984 while he was practicing law at Wardlow, Knox, Freeman & Scofield in Charlotte, North Carolina, when the fund group had only one fund. During the last five years, Mr. Scofield also has practiced law as a sole practitioner. Today Mr. Scofield oversees 90 funds with more than $110 billion in assets under management.

Mr. Scofield graduated from North Carolina State in 1965 with a BA and received his law degree from the Duke University School of Law in 1968. After graduating from law school, he taught pre-law classes at the University of North Carolina at Ashville from 1968 through 1970. After a tenure with the U.S. Attorney General’s office as a federal prosecutor, he entered private practice in 1979.

Brian Pussilano is the President of EMN, our wholly owned subsidiary. He has been an employee of ours since October 21, 2005 following our acquisition of EMN. Prior to joining the Company, Mr. Pussilano served as President of EMN since 1998. As President of EMN, he is responsible for all strategic activities and manages the sales activities of EMN. He also has primary responsibility for expanding and maintaining the relationships with the major airline companies. Mr. Pussilano has over 30 years of advertising media experience. His background includes sales and sales management positions in broadcast media, as well as P&L management responsibilities with some of the industry’s leading broadcast firms. Mr. Pussilano’s career included positions with ABC, CBS, Hubbard Broadcasting and Univision.

James J. Cahill is a member of our Board of Directors and has served on our board since October 2005. Mr. Cahill has also been a Managing Member of Stellar McKim LLC since 2004 and a Managing Member of McKim & Company LLC since 1998. In addition, Mr. Cahill serves as a Director of McKim & Company LLC. Mr. Cahill has worked in the financial services industry for the past 20 years as an investment banker or investment portfolio manager. Prior to founding McKim & Company in 1998, Mr. Cahill was a Managing Director and Principal of MFR Securities, Inc. At MFR Securities, he managed all aspects of the firm, including directing its investment banking services, while maintaining regulatory compliance with the NASD. Previously, Mr. Cahill was a Managing Director of Investment Banking and a participant in the 1995 recapitalization of Laidlaw Global Securities. At Laidlaw, Mr. Cahill was a lead banker for both public and private financings as well as mergers & acquisitions, including the firm’s principal acquisitions. Prior to Laidlaw, Mr. Cahill was a portfolio manager at TIAA-CREF and previously an investment banker at Goldman Sachs & Co. Mr. Cahill received a B.A. from Boston College and a Masters in Management from the Kellogg Graduate School of Management at Northwestern University. Mr. Cahill currently serves on the boards of Brightstar Information Technology Group, Inc. and Stellar Advisors, Inc. (a registered investment advisor) both of which are reporting entities. Mr. Cahill is a licensed principal with the National Association of Securities Dealers, Inc. and holds Series 7, 24, 51 and 63 licenses.

Audit Committee and Audit Committee Financial Expert

We are currently seeking qualified financial experts to serve on our audit committee.

Executive Compensation

The following table provides information for our fiscal years ended September 30, 2003, 2004 and 2005, respectively, concerning cash and noncash compensation paid or accrued by the Company regarding the persons who served as executive officers during those years.

		Annual Compensation					Long-Term Compensation Awards
							Awards			Payout
Name and Principal Position	Year	($) Salary		($) Bonus		($) Other	($) Restricted Awards	Securities Underlying Options & SARs (#)		LTIP Payout	All Other Compensation
Eve Krzyzanowski (1) Chief Executive Officer	2005 2004 2003	$ $ $	300,000 0 0	$ $ $	22,500 0 0	None	None	2,025,000 0 0		None		(1)

Donald Taylor (2) President	2005 2004 2003	$ $ $	225,000 222,000 222,000	$ $ $	16,875 0 0	None	None	3,730,000	(2)	None	None

Joseph Coffey (3) General Counsel	2005 2004 2003	$ $ $	225,000 222,000 222,000	$ $ $	16,875 0 0	None	None	3,902,500	(3)	None	None

Brian Pussilano (4) EMN	2005 2004 2003	$ $ $	0 0 0		None	None	None		(4)	None	None

(1)	We entered into an employment agreement, which was effective January 1, 2005, with Eve Krzyzanowski, our former Chief Executive Officer. Pursuant to the employment agreement, Ms. Krzyzanowski was to receive a base salary in fiscal year 2005 of $300,000, and received a warrant to purchase 2,000,000 shares of our common stock, which was exercisable at any time on or before November 17, 2014 at a price of $.01 per share. This agreement and the warrants issued pursuant to it are described more fully below in Part I, Item 7 – Certain Relationships and Related Transactions. On July 29, 2004, we issued 1,500,000 shares of our common stock to Ms. Krzyzanowski in consideration for advisory services she provided to us in 2003 and 2004 prior to becoming Chief Executive Officer. In consideration for lending us certain funds, we issued a warrant to Ms. Krzyzanowski, to purchase 25,000 shares of our common stock at $.56 per share, which was exercisable on or before September 28, 2010. As of September 30, 2005, Ms. Krzyzanowski had an accrued compensation of $25,000, which was subsequently converted into shares of our common stock as further described herein, and accrued bonus of $22,500. In June 2006 Ms. Krzyzanowski waived all of her rights to receive any accrued bonus as of January 1, 2006, and converted all of her accrued salary as of May 31, 2006 into 648,144 shares of our common stock. Ms. Krzyzanowski resigned from her position as CEO and director on August 10, 2006. Pursuant to Ms. Krzyzanowski’s severance agreement, and in lieu of any salary due to Ms. Krzyzanowski under any employment agreement, the Company agreed to pay Ms. Krzyzanowski $10,000.00 upon execution of the agreement, and an additional $90,000.00 from the next debt or equity financing by the Company or any of its subsidiaries or parent companies. The agreement also immediately vested all unvested Company warrants and options held by Ms. Krzyzanowski and her husband Charles Novitz, and these warrants and options are exercisable in accordance with their terms. Further, Ms. Krzyzanowski and Mr. Novitz are entitled to retain any shares, warrants and options held by them at the time the agreement was executed.
(2)	We entered into employment agreement, which was effective January 1, 2005, with Donald Taylor, our President, and Chief Financial Officer. Pursuant to the employment agreement, Mr. Taylor receives a base salary of $225,000 and received a warrant on November 17, 2004 to purchase 1,500,000 shares of our common stock, which is exercisable at any time on or before November 17, 2014 at a price of $.01 per share. This agreement and the warrants issued pursuant to it are described more fully below in Part I, Item 7 – Certain Relationships and Related Transactions. Prior to the compensation Mr. Taylor receives under the employment agreement, Mr. Taylor had not been paid compensation since August 30, 2000, but had accrued unpaid salary for fiscal years 2001, 2002, 2003, and 2004. On July 19, 2005, we issued Mr. Taylor a warrant for 2,230,000 shares of common stock in payment of $892,000 of debt we owed Mr. Taylor as a result of accrued salary from August 30, 2000 through December 31, 2004. The warrant is exercisable at $.01 per share at any time on or before July 19, 2015. As of September 30, 2005, Mr. Taylor had an accrued compensation of $18,750 and accrued bonus of $16,875, all rights to which were subsequently waived by Mr. Taylor in June 2006.
(3)	We entered into employment agreement, which was effective January 1, 2005, with Joseph Coffey, our Chief Operating Officer and General Counsel. Pursuant to the employment agreement, Mr. Coffey receives a base salary of $225,000 and received a warrant on November 17, 2004 to purchase 1,500,000 shares of our common stock, which is exercisable at any time on or before November 17, 2014 at a price of $.01 per share. This agreement and the warrants issued pursuant to it are described more fully below in Part I, Item 7 – Certain Relationships and Related Transactions. Prior to the compensation Mr. Coffey receives under the employment agreement, Mr. Coffey had not been paid compensation since August 30, 2000, but had accrued unpaid salary for fiscal years 2001, 2002, 2003, and 2004. On July 19, 2005, we issued Mr. Coffey a warrant for 2,230,000 shares of common stock in payment of $892,000 of debt we owed Mr. Coffey as a result of accrued salary from August 30, 2000 through December 31, 2004. The warrant is exercisable at $.01 per share at any time on or before July 19, 2015. As more fully described below in Part I, Item 7 – Certain Relationships and Related Transactions, we issued eight warrants to Mr. Coffey to purchase 172,500 shares of our common stock in consideration for the lending by Mr. Coffey of certain funds to us. As of September 30, 2005, Mr. Coffey had an accrued compensation of $18,750 and accrued bonus of $16,875, all rights to which were subsequently waived by Mr. Coffey in June 2006.

(4)	On October 21, 2005, we entered into an employment agreement with Brian Pussilano, who receives a base salary of $300,000 and received a warrant to purchase 1,000,000 shares of our common stock, which is exercisable at any time on or before October 21, 2015 at a price of $.50 per share. This agreement and the warrants issued pursuant to it are described more fully below in Part I, Item 7 – Certain Relationships and Related Transactions.

Option Grants in Last Fiscal Year

The following table provides certain summary information concerning individual grants of stock options made to the named executive officers identified above during the last fiscal year, which ended September 30, 2005.

Option Grants In Fiscal Year September 30, 2005
Name	Number of Securities Underlying Options Granted (#)		% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Share)		Expiration Date

Eve Krzyzanowski (1)	2,000,000		17.9%	$.01		November 17, 2014
	25,000.2%			$.56		September 28, 2010
Donald Taylor (2)	1,500,000		13.4%	$.01		November 17, 2014
	2,230,000		20.0%	$.01		July 19, 2015
Joseph Coffey (3)	1,500,000		13.4%	$.01		November 17, 2014
	2,230,000		20.0%	$.01		July 19, 2015
	2,500.02%			$.50		September 28, 2010
	50,000.45%			$.56		September 28, 2010
	25,000.22%			$.59		September 28, 2010
	15,000.13%			$.59		September 28, 2010
	5,000.04%			$.78		September 28, 2010
	25,000.22%			$.70		September 28, 2010
	15,000.13%			$.75		September 28, 2010
	35,000.31%			$.85		September 28, 2010
Brian Pussilano (4)		(4)	(4)		(4)	(4)

(1)	See note (1) to the Executive Compensation Table above.
(2)	See note (2) to the Executive Compensation Table above.
(3)	See note (3) to the Executive Compensation Table above.
(4)	See note (4) to the Executive Compensation Table above.

Employment Agreements

In November 2004, we entered into employment agreements, effective January 1, 2005, with each of Eve Krzyzanowski, our former Chief Executive Officer, Donald Taylor, our President and Chief Financial Officer, and Joseph Coffey, our Chief Operating Officer and General Counsel. On October 21, 2005 we entered into an employment agreement with Brian Pussilano, President of Executive Media Network, our wholly owned subsidiary. In August 2006, we entered into an employment agreement with Gary Kucher, our Chief Executive Officer. These agreements are described below in Part I, Item 7 – Certain Relationships and Related Transactions.

Compensation of Directors

All independent directors are reimbursed for out-of-pocket expenses in connection with attendance at Board of Directors’ and/or committee meetings. The current non-employee directors also were issued warrants on or about the beginning of their respective terms as members of our board. Additionally, the independent directors are paid $1,000 per day while attending our board meetings. See Part I, Item 7 – Certain Relationships and Related Transactions for a summary of the warrant issuances.

Stock and Benefit Plan

Other than as described in Item 7 – Certain Relationships and Related Transactions, Agreements with our Directors, no retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by us for the benefit of our officers, directors, employees or consultants.

Certain Relationships and Related Transactions

Agreements with our Executive Officers

In August 2006, we entered into an employment agreement with Gary Kucher, our Chief Executive Officer. This agreement has a three year term commencing on August 10, 2006. Pursuant to the agreement, Mr. Kucher will be paid a base salary of $15,000 per month between August 2006 and December 2006. From and after January 2007, Mr. Kucher will receive an annual salary of $350,000, subject to annual increases applicable to other senior executives. In addition, Mr. Kucher will receive a bonus of 25% of his base salary if the Company meets certain gross revenue, EBITA and funding levels. Under the agreement, Mr. Kucher is also entitled to receive stock options. Upon execution of the agreement, Mr. Kucher was granted stock options equal to five percent of the Company’s then outstanding shares, or 5,495,166 options. These options are exercisable at $.25 cents per share. Mr. Kucher will also be granted options equal to 2.5% of the Company’s shares on a fully diluted basis on the anniversary of the agreement in 2007, 2008 and 2009, provided he is still employed with the Company. These options will be priced at the closing bid price per share on the anniversary of the day of execution of the agreement in each year. Mr. Kucher’s options may be exercised any time after the date of the applicable grant, but any option not exercised within eight years of the grant shall automatically lapse. Mr. Kucher is also entitled to participate in any benefit plan we generally make available to other senior executives, including a hospitalization plan, medical and dental plan and disability plan. The above is only a summary of terms of the agreement and is qualified in its entirety by reference to the actual agreement, which is filed as an exhibit to this amended registration statement.

In connection with Mr. Kucher’s hiring as the Chief Executive Officer of the Company, in August 2006, we entered into an agreement to sever Ms. Eve Krzyzanowski’s employment as Chief Executive Officer and Director of the Company. Pursuant to this agreement, the Company and Ms. Krzyzanowski agreed to settle all claims and matters between them, and to release and discharge the other Party from and against any and all actions, causes of action, suits, debts and controversies. Under the agreement, the Company agreed to pay Ms. Krzyzanowski $10,000.00 upon execution of the agreement, and to pay Ms. Krzyzanowski an additional $90,000.00 from the next debt or equity financing by the Company or any of its subsidiaries or parent company. In addition, the Company agreed to pay for the continuation of Ms. Krzyzanowski’s health insurance and similar benefits for a period of eighteen (18) months from the date of the agreement. The agreement also provides that any and all unvested Company warrants and options held by Ms. Krzyzanowski and her husband Charles Novitz shall, upon execution of the agreement, immediately vest and be exercisable in accordance with their terms. Further, Ms. Krzyzanowski and Mr. Novitz are entitled to retain any shares, warrants and options currently held by them. Finally, Ms. Krzyzanowski agreed to make herself available to the Company to transition her duties to Gary Kucher for a period of thirty days (or such longer period that the parties may agree in writing) from the execution of the agreement. The above is only a summary of terms of the employment agreement and is qualified in its entirety by reference to the actual agreement, which is filed as an exhibit to this amended registration statement.

Under the terms of the June 2006 Bridge Financing, the Company was to cause $138,415 of notes due to certain officers and directors, which include former CEO Eve Krzyzanowski, Donald Taylor and Joseph Coffey, and $608,335 in the aggregate of accrued and deferred compensation owed to the same officers and directors to be converted into common stock within 30 days of the final closing. Subsequent to the June 2006 Bridge Financing, (a) Ms. Krzyzanowski waived all of her rights to receive $30,000 in accrued bonus as of January 1, 2006 and converted $265,665 of accrued salary as of May 31, 2006 into 648,144 shares of our common stock; (b) Mr. Coffey waived all of his rights to receive (1) payment of certain debt owed by us to him in the amount of $59,139, (2) accrued bonus as of January 1, 2006 of $22,500, (3) accrued salary as of May 31, 2006 of $170,835, and (4) salary for June 2006 of $22,917; and (c) Mr. Taylor waived all of his rights to receive (1) payment of certain debt owed by us to him in the amount of $54,276, (2) accrued bonus as of January 1, 2006 of $22,500, (3) accrued salary as of May 31, 2006 of $170,835, and (4) salary for June 2006 of $22,917.

On February 28, 2006, we borrowed $2,000 from Donald Taylor, our President and a member of our board, which was repaid on March 13, 2006.

On January 11, 2006, we borrowed $2,000 from Joseph Coffey, our Chief Operating Officer, General Counsel and a member of our board. As consideration for lending us $2,000, on January 11, 2006 we issued Mr. Coffey a warrant to purchase 2,000 shares of our common stock at $.50 per share. The warrant may be exercised any time on or before January 11, 2011.

On October 21, 2005, we entered into an employment agreement with Brian Pussilano, President of EMN, our wholly owned subsidiary. This agreement has a three-year term commencing on October 21, 2005. Pursuant to the agreement, Mr. Pussilano’s compensation includes a base salary of $300,000 per year with a $50,000 increase in salary each year during the employment term and an annual bonus based on an annual cash flow projection for EMN to be agreed upon by our board and Mr. Pussilano. In a given year, if EMN achieves the projected cash flow, Mr. Pussilano is entitled to receive a bonus equal to his base salary for that year. If EMN’s actual cash flow for a given year is above or below the projected cash flow, Mr. Pussilano’s bonus shall be adjusted proportionately, but in any event Mr. Pussilano’s bonus will not be less than 10% of his salary for a given year. Under the agreement, Mr. Pussilano is entitled to receive certain payments and acceleration of all unvested options (in certain circumstances) upon certain events including a change of control, termination for cause, termination without cause and termination for good reason. Mr. Pussilano is also entitled to participate in our employee incentive stock option plan and the profit sharing, retirement, medical and other benefits we offer to our senior executives and key management at the time if and when we implement these plans. In accordance with Mr. Pussilano’s employment agreement, we issued Mr. Pussilano a warrant to purchase 1,000,000 shares of our common stock at a price of $.50 per share. The warrant may be exercised any time on or before October 21, 2015. The above is only a summary of terms of the employment agreement and is qualified by reference to the actual agreement, which was filed as an exhibit to the amended registration statement on Amendment No. 1 to Form 10-SB as filed with the SEC on November 15, 2005.

As part of our acquisition of EMN, on October 21, 2005, we issued a promissory note in the principal amount of $350,000 with an interest rate of 8% commencing on November 1, 2005 to Brian Pussilano, President of EMN, our wholly owned subsidiary, and an employee of ours. The maturity date of the note was November 15, 2005. Under the note, if we had not paid the principal and interest due under the note on the maturity date, which we did not, and if nonpayment continues for three days after demand by Mr. Pussilano, the note will accrue default interest of 1% per month. Further, because we did not pay the outstanding principal and interest owed under the note by the maturity date, the maturity date is automatically extended on a monthly basis for so long as the amounts due under the note. Commencing on the date that the maturity date was extended and for as long as the principal and interest remains outstanding, Mr. Pussilano is entitled to receive 50% of the net cash flow of EMN. If the outstanding principal and interest was not paid by March 1, 2006, Mr. Pussilano had the ability to demand payment of all amounts due under the note at any time. Pursuant to the June 2006 Bridge Financing, we paid Mr. Pussilano $75,000 in cash toward the outstanding amount due under the note and Mr. Pussilano converted the remaining $275,000 of the outstanding amount due under the note into debentures.

During August and September 2005, pursuant to eight non-interest bearing promissory notes, payable on demand, we borrowed an aggregate principal amount of $172,500 from Joseph Coffey, our Chief Operating Officer, General Counsel and member of our board. As consideration for lending us $172,500, on September 28, 2005 we issued Mr. Coffey eight warrants to purchase 172,500 shares of our common stock at the closing price per share of our common stock (as reported by Bloomberg) on the dates each of the foregoing notes were issued. The warrants may be exercised any time on or before September 28, 2010. On November 18, 2005 and November 29, 2005 we borrowed $2,500 and $4,000, respectively, from Mr. Coffey. As consideration for lending us the $2,500, on November 18, 2005 we issued Mr. Coffey a warrant to purchase 2,500 shares of our common stock at $.30 per share. The warrant may be exercised any time on or before November 18, 2010. As consideration for lending us the $4,000, on December 1, 2005 we issued Mr. Coffey a warrant to purchase 4,000 shares of our common stock at $.29 per share. The warrant may be exercised any time on or before November 18, 2010. On January 16, 2006, we borrowed $2,000 from Mr. Coffey. As consideration for lending us $2,000, on January 16, 2006, we issued Mr. Coffey a warrant to purchase 2,000 shares of our common stock at $.50 per share, exercisable anytime on or before January 16, 2016.

On August 1, 2005, pursuant to a non-interest bearing promissory note, payable on demand, we borrowed $25,000 from Eve Krzyzanowski, our former Chief Executive Officer and a former member of our board. As consideration for lending us $25,000, on September 28, 2005, we issued a warrant to Ms. Krzyzanowski a warrant to purchase 25,000 shares of our common stock at $.56 per share. The warrant is exercisable at any time on or before September 28, 2010.

Pursuant to an agreement dated June 30, 2005, we agreed to grant to each of Mr. Taylor and Mr. Coffey warrants, which were issued on July 19, 2005, to purchase 2,230,000 shares of our common stock as payment of the $892,000 of accrued salary owed to each of Mr. Taylor and Mr. Coffey. The warrants may be exercised at a price of $.01 per share at any time on or before July 19, 2015.

On June 24, 2005, Charles Novitz, who is the spouse of Ms. Krzyzanowski, our former Chief Executive Officer and a former member of our Board of Directors, participated as an investor in the convertible note private placement more fully described in Part II, Item 4 – Recent Sales of Unregistered Securities. Mr. Novitz participated for $50,000 on the same terms and conditions as the other investors in the convertible note private placement. Mr. Novitz exchanged the convertible notes he received in this Private Placement as consideration for units he received in connection with the June 1, 2006 Bridge Financing.

On November 18, 2004, we entered into an employment agreement with Donald Taylor, our President, CFO and the Vice Chairman of our Board of Directors. This agreement has a four-year term commencing on January 1, 2005. Pursuant to the agreement, Mr. Taylor’s compensation includes a base salary of $225,000 per year with a $50,000 increase in salary each year during the employment term and an annual bonus to be determined by our board in an amount not less than 10% of his salary for a given year. Under the agreement, Mr. Taylor is entitled to receive certain payments and acceleration of all unvested options (in certain circumstances) upon certain events including a change of control, termination for cause, termination without cause and termination for good reason. Mr. Taylor is also entitled to participate in our employee incentive stock option plan and the profit sharing, retirement, medical and other benefits we offer to all our employees at the time if and when we implement these plans. In accordance with Mr. Taylor’s employment agreement, we issued Mr. Taylor a warrant to purchase 1,500,000 shares of our common stock at a price of $.01 per share. The warrant may be exercised any time on or before November 17, 2014. The above is only a summary of the terms of the employment agreement and is qualified by reference to the actual agreement, which was filed as an exhibit to the registration statement on Form 10-SB as filed with the SEC on October 3, 2005. To conserve cash, our senior executive officers, including Mr. Taylor, have not been paid for their services between October 1, 2005 and June 30, 2006. This accrued salary expense has been accrued on our financial statements, and Mr. Taylor waived all rights to salary for his services between October 1, 2005 and June 30, 2006 on June 30, 2006.

On November 18, 2004, we entered into an employment agreement with Joseph Coffey, our Chief Operating Officer, General Counsel and a member of our board. This agreement has a four-year term commencing on January 1, 2005. Pursuant to the agreement, Mr. Coffey’s compensation includes a base salary of $225,000 per year with a $50,000 increase in salary each year during the employment term and an annual bonus to be determined by our board in an amount not less than 10% of his salary for a given year. Under the agreement, Mr. Coffey is entitled to receive certain payments and acceleration of all unvested options (in certain circumstances) upon certain events including a change of control, termination for cause, termination without cause and termination for good reason. Mr. Coffey is also entitled to participate in our employee incentive stock option plan and the profit sharing, retirement, medical and other benefits we offer to all of our employees at the time if and when we implement these plans. In accordance with Mr. Coffey’s employment agreement, we issued Mr. Coffey a warrant to purchase 1,500,000 shares of our common stock at a price of $.01 per share. The warrant may be exercised any time on or before November 17, 2014. The above is only a summary of the terms of the employment agreement and is qualified by reference to the actual agreement, which was filed as an exhibit to the registration statement on Form 10-SB as filed with the SEC on October 3, 2005. To conserve cash, our senior executive officers, including Mr. Coffey, have not been paid for their services between October 1, 2005 and June 30, 2006. This accrued salary expense has been accrued on our financial statements, and Mr. Coffey waived all rights to salary for his services between October 1, 2005 and June 30, 2006 on June 30, 2006.

On November 18, 2004, we entered into an employment agreement with Gerald Labush, our Secretary. This agreement has a four-year term commencing on January 1, 2005. Pursuant to the agreement, Mr. Labush’s compensation includes a base salary of $60,000 per year with a $10,000 increase in salary each year during the employment term and an annual bonus to be determined by our board in an amount not less than 10% of his salary for a given year. Under the agreement, Mr. Labush is entitled to receive certain payments and acceleration of all unvested options (in certain circumstances) upon certain events including a change of control, termination for cause, termination without cause and termination for good reason. Mr. Labush is also entitled to participate in our employee incentive stock option plan and the profit sharing, retirement, medical and other benefits we offer to all of our employees at the time if and when we implement these plans. In accordance with Mr. Labush’s employment agreement, we issued Mr. Labush a warrant to purchase 1,000,000 shares of our common stock at a price of $.01 per share. The warrant may be exercised any time on or before November 18, 2014. The above is only a summary of the terms of the employment agreement and is qualified by reference to the actual agreement, which was filed as an exhibit to the registration statement on Form 10-SB as filed with the SEC on October 3, 2005. To conserve cash, our senior executive officers, including Mr. Labush, have not been paid for their services between October 1, 2005 and June 30, 2006. This accrued salary expense has been accrued on our financial statements. Effective May 1, 2006, Mr. Labush resigned from the company and waived all rights under his employment agreement with us including accrued salary of $35,000 and bonus of $6,000 as of May 1, 2006.

On November 18, 2004, we entered into an employment agreement with Eve Krzyzanowski, our former Chief Executive Officer and a former member of our board of directors. This agreement had a four-year term commencing on January 1, 2005. Pursuant to the agreement, Ms. Krzyzanowski’s compensation included a base salary of $300,000, which was to increase by $100,000 per year during the employment term, and an annual bonus to be determined by our board in an amount not less than 10% of her salary for a given year. Under the agreement, Ms. Krzyzanowski was entitled to receive certain payments and acceleration of all unvested options (in certain circumstances) upon certain events including a change of control, termination for cause, termination without cause and termination for good reason. Ms. Krzyzanowski was also entitled to participate in our employee incentive stock option plan and the profit sharing, retirement, medical and other benefits we offer to all of our employees at the time if and when we adopted these plans. In accordance with the terms of Ms. Krzyzanowski’s employment agreement, we issued Ms. Krzyzanowski a warrant to purchase 2,000,000 shares of our common stock at a price of $.01 per share. The warrant may be exercised at any time on or before November 17, 2014. The above is only a summary of the terms of the employment agreement and is qualified by reference to the actual agreement, which was filed as an exhibit to the registration statement on Form 10-SB as filed with the SEC on October 3, 2005. To conserve cash, Ms. Krzyzanowski, was not paid for her services between October 1, 2005 and June 30, 2006. This accrued salary expense has been accrued on our financial statements.

In August 2006, we entered into an agreement to sever Ms. Krzyzanowski’s employment as Chief Executive Officer and Director of the Company. Pursuant to this agreement, the Company and Ms. Krzyzanowski agreed to settle all claims and matters between them, and to release and discharge the other party from and against any and all actions, causes of action, suits, debts and controversies. Under the agreement, the Company agreed to pay Ms. Krzyzanowski $10,000.00 upon execution of the agreement, and to pay Ms. Krzyzanowski an additional $90,000.00 from the next debt or equity financing by the Company or any of its subsidiaries or parent companies. The agreement also provides that any and all unvested Company warrants and options held by Ms. Krzyzanowski and her husband Charles Novitz shall, upon execution of the agreement, immediately vest and be exercisable in accordance with their terms. Further, Ms. Krzyzanowski and Mr. Novitz are entitled to retain any shares, warrants and options currently held by them.

On July 29, 2004, we issued 1,500,000 shares of our common stock to Ms. Krzyzanowski, our former Chief Executive Officer, in consideration for advisory services she provided to us in 2003 and 2004 prior to becoming our Chief Executive Officer.

On March 18, 2002, we borrowed $43,333 from Mr. Coffey pursuant to a 21% per annum interest bearing promissory note, payable on demand.

Under the terms of the June 2006 Bridge Financing, the officers and directors converted $138,415 of promissory notes and $608,335 of accrued and deferred compensation into shares of Common Stock at a rate of the greater of (i) $0.25 or (ii) the closing price per share of the Common Stock on the Pink Sheets market on the date of the Final Closing. As more fully described in Part I, Item 7 – Certain Relationships with our Executive Officers, certain of our officers waived and/or converted accrued bonuses and salary due to each of them as the case may be.

Agreements with our Directors

We issued warrants to each of our non-employee independent board members on or about the beginning of their respective terms to purchase 250,000 shares of our common stock under the following terms. On November 15, 2005, we issued a warrant to each of James Cahill and Suzanne Jaffe, a former member of our board, to purchase 250,000 shares of common stock at $.50 per share, at any time on or before November 15, 2010. On July 19, 2005, we issued a warrant to Gary Kucher to purchase 250,000 shares of common stock at $.50 per share, at any time on or before July 19, 2010. On July 19, 2005, we issued a warrant to Sarah Frank, a former director, to purchase 250,000 shares of common stock at $.50 per share, at any time on or before July 19, 2010. On March 31, 2005, we issued a warrant to Michael Scofield to purchase 250,000 shares of common stock at $.50 per share, at any time on or before March 31, 2010. In addition to paying the independent directors actual expenses incurred with their duties as members of our board, we also pay them $1,000 per day while they are attending our board meetings.

We engaged McKim and Company, LLC, which we refer to herein as “McKim”, to provide financial advisory services to us for which we have paid cash and issued warrants to McKim. Subsequent to our entry into certain agreements with McKim for these services, James Cahill, the Managing Director and Chief Executive Officer of McKim, became a member of our Board of Directors. We have paid McKim $150,000 in fees as of June 30,2006. Additionally, we have issued four warrants to McKim to purchase (a) 180,000 shares of common stock at a price of $.53 per share, which is exercisable any time on or before December 28, 2012; (b) 60,000 shares of common stock at a price of $.53 per share, which is exercisable any time on or before December 28, 2012; (c) 880,000 shares of our common stock at a price of $.53 per share, which is exercisable any time on or before December 28, 2012; and (d) 150,000 shares of our common stock at a price of $.53 per share, which is exercisable anytime on or before June 1, 2013.

Agreement with Beneficial Owners

On January 20, 2006, pursuant to a Forbearance Agreement, The Vantage Funds agreed to extend the date that the outstanding principal and interest is due under the Secured Promissory Note (dated August 30, 2005) to March 29, 2006 as more fully described in Part II, Item 4 – Recent Sales of Unregistered Securities under Bridge Financing. As consideration for the forbearance of the principal and interest due under the Secured Promissory Note, we issued to The Vantage Funds a warrant to purchase 250,000 shares of our common stock at an exercise price of $.50 per share. The warrant was exercisable at any time on or before January 20, 2011. When the Secured Promissory Note had not been paid by March 29, 2005, The Vantage Funds delivered a notice of default. In response to this notice, we reached an agreement with The Vantage Funds to convert the defaulted Secured Promissory Note into cash and debentures. The Vantage Funds agreed to accept a second warrant as consideration for the forbearance of the principal and interest due under the Secured Promissory Note, pursuant to which it is permitted to purchase 250,000 shares of our common stock at an exercise price of $.50 per share. In addition, we paid The Vantage Funds $150,000 on June 1, 2006 as consideration for the forbearance of the principal and interest due under the Secured Promissory Note. As more fully described below in Part II, Item 4 – Recent Sales of Unregistered Securities, we issued a Secured Promissory Note in the principal amount of $350,000 to The Vantage Funds and a warrant to purchase 175,000 shares of our common stock as part of our Bridge Financing. As more fully described below in Part II, Item 4 – Recent Sales of Unregistered Securities, we sold The Vantage Funds 220,000 shares of our Series A preferred stock and issued a warrant to purchase 1,100,000 shares of our common stock as part of our Series A Preferred Stock Financing. The Vantage Funds subsequently exchanged all 220,000 shares of these Series A preferred stock as consideration for units issued in the July 2006 Bridge Financing (defined below in Part II, Item 4 – Recent Sales of Unregistered Securities).

Description of Securities

We are authorized to issue 500,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of preferred stock, $.001 par value. As of August 23, 2006 we have a total of 34,244,444 shares of common stock issued and outstanding.

Common Stock

Holders of the common stock are entitled to one vote for each share held by them of record on our books in all matters to be voted on by the stockholders. Holders of common stock are entitled to receive dividends as may be legally declared from time to time by the Board of Directors, and in the event of our liquidation, dissolution or winding up, to share ratably in all assets remaining after payment of liabilities. Declaration of dividends on common stock is subject to the discretion of the Board of Directors and will depend upon a number of factors, including our future earnings, capital requirements and financial condition. We have not declared dividends on our common stock in the past and we currently anticipate that retained earnings, if any, in the future will be applied to our expansion and development rather than the payment of dividends.

The holders of common stock have no preemptive or conversion rights and are not subject to further calls or assessments. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Shares of preferred stock may be issued from time to time in one or more series, as may be determined by the Board of Directors. The Board shall establish the voting powers, preferences and the relative rights of each such series and the qualifications, limitations and restrictions.

We have designated 600,000 shares of preferred stock as Series A preferred stock (the “Series A Preferred Stock”). The holders of Series A Preferred Stock are entitled to dividends at the rate of 10% of the Series A Preferred Stock purchase price per share, which was $10.00, as adjusted to reflect any stock split, stock dividend, combination, reclassification or reorganization. The holders of Series A Preferred Stock have a liquidation preference of an amount equal to one and one-half times the purchase price over the holders of common stock. The liquidation preference will be secured by a first priority position on 100% of the common stock of Executive Media Network. Any transaction or series of transactions which results in a change of control is deemed to be a liquidation, dissolution or winding up. Each share of Series A Preferred Stock is convertible, any time at the option of the holder, into forty shares of our common stock at an equivalent rate of $.25 per share of common stock. Each share of Series A Preferred Stock shall be automatically converted into forty shares of common stock upon the closing of a private offering of securities for a total offering of not less then $10,000,000, so long as all common stock is trading on a listed exchange, at an equivalent rate of $.25 per share of common stock. The holders of the Series A Preferred Stock have the right to elect one of the members of our Board of Directors and they elected James Cahill. The holders of Series A Preferred Stock are entitled to vote on an “as converted to common stock” basis with the holders of common stock together as one class on all matters to be voted upon by the holders of common stock except in certain cases and as required by law. The holders of Series A Preferred Stock also enjoy certain protective provisions. The conversion price of the Series A Preferred Stock will be subject to weighted average anti-dilution protection with the exception of certain issuances of securities by us. Commencing on the fifth anniversary of the closing of the initial purchase of the Series A Preferred stock, we are obligated to redeem the Series A Preferred Stock in three equal annual installments if requested by the holders holding at least 50% of the then outstanding shares of Series A Preferred Stock. The redemption price will be the original issuance price plus all accrued and unpaid dividends. The above is a summary of the terms of the Series A Preferred Stock and is qualified by reference to the Amended and Restated Certificate of Designations, which is filed as an exhibit to this registration statement.

Change of Control

There exists no provision in our articles of incorporation or our bylaws that would delay, defer or prevent a change in control of the Company.

Transfer Agent

American Stock Transfer & Trust Company is our transfer agent.

Additional Information

This registration statement, including all exhibits, may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of these materials may also be obtained from the SEC’s Public Reference at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, upon the payment of prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The registration statement, including all exhibits and schedules and amendments, has been filed with the SEC through the Electronic Data Gathering, Analysis and Retrieval system, and is publicly available through the SEC’s Website located at http://www.sec.gov. Additional information may be obtained from our website at www.brandedmedia.com.

Market Price of and Dividends on the Registrant’s Common Equity and Related

Stockholder Matters

Market Information

Our common stock is quoted on the Pink Sheets under the symbol “BMCP” and has been traded on the Pink Sheets since October 21, 2004. For the periods indicated, the following table sets forth the high and low bid prices per share of common stock as reported by Pink Sheets LLC. These prices represent inter-dealer quotations without retail markup, markdown, or commission and do not represent actual transactions.

Six Months Ended June 30, 2006	High Bid	Low Bid
Third Quarter	$.71	$.20
Second Quarter	$.62	$.24
First Quarter	$.80	$.0001

Fiscal Year Ended September 30, 2005	High Bid	Low Bid
Fourth Quarter	$.85	$.25
Third Quarter	$.91	$.10
Second Quarter	$2.00	$.45
First Quarter	$2.70	$2.20

There is a very limited trading market for shares of our common stock. There is no assurance that a trading market will continue. The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions, including an exception for a company that has a tangible net worth of at least $2,000,000. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person’s account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person’s account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer also must deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) includes confirmation that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

We anticipate that an application for listing on the NASD OTC Bulletin Board will be submitted in the immediate future. To qualify for listing on the NASD OTC Bulletin Board, an equity security must have at least one registered broker-dealer, known as a market maker, willing to list bid or sale quotations and to sponsor the company for listing on the Bulletin Board. There is no assurance concerning when – or if at any time – our common stock will be listed on the NASD OTC Bulletin Board. Because our stock will not be quoted on the Nasdaq SmallCap Market at this time, a stockholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our securities.

Dividends

We have not paid any dividends to date, and have no plans to do so in the immediate future.

Holders

As of June 30, 2006, there were approximately 346 record owners of Branded Media Corporation’s common stock.

Legal Proceedings

The Company is not party to any legal proceeding, nor is any of its property the subject of a pending legal proceeding, and there is no litigation anticipated or contemplated as of the date of this Registration Statement.

Changes in and Disagreements with Accountants

On December 23, 2004, we engaged Friedman LLP to act as our independent registered public accounting firm to audit our financial statements. During our two most recent fiscal years, and any subsequent interim period prior to engaging Friedman LLP, neither we nor anyone acting on our behalf, consulted Friedman LLP, regarding the application of accounting principles to a contemplated or proposed transaction, the type of audit opinion that might be rendered on our financial statements or any matter that was either the subject of a disagreement or a reportable event, each as defined in Regulation S-B 304(a)(1).

Recent Sales of Unregistered Securities

The following summarizes the securities sold by us since February 9, 2003. All securities were sold for cash unless otherwise noted. We engaged in no public solicitation in the offer or sale of the securities. These transactions did not involve brokerage fees or commissions.

Series A Preferred Stock Financing

On March 8, 2006, we sold 2,500 shares of our Series A preferred stock to the Michael M. Vuocolo IRA/RO, Plan No. 610-28205-CPF, an accredited investor, for an aggregate purchase price of $25,000 or $10 per share of Series A preferred stock. The Series A preferred stock was convertible into shares of common stock at an equivalent rate of $.25 per share of common stock into 100,000 shares of common stock. The Michael M. Vuocolo IRA/RO, Plan No. 610-28205-CPF received both demand and piggyback registration rights in conjunction with its purchase of the Series A preferred stock. The above is a summary of some of the terms of the Series A preferred stock and is qualified by reference to the Amended and Restated Certificate of Designations, which is filed as an exhibit to this registration statement. The Michael M. Vuocolo IRA/RO Plan exchanged all of these shares of Series A preferred stock as consideration for units received in the June 1, 2006 Bridge Financing. In conjunction with the Series A preferred stock financing, we issued to the Michael M. Vuocolo IRA/RO, Plan No. 610-28205-CPF a warrant to purchase 12,500 shares of our common stock at an exercise price of $.50 per share. The warrant is exercisable at any time on or before March 8, 2011.

On March 6, 2006, we sold 2,500 shares of our Series A preferred stock to The Jacques E. Haeringer Trust, an accredited investor, for an aggregate purchase price of $25,000 or $10 per share of Series A preferred stock. The Series A preferred stock was convertible into shares of common stock at an equivalent rate of $.25 per share of common stock into 100,000 shares of common stock. The Jacques E. Haeringer Trust received certain registration rights in conjunction with its purchase of the Series A preferred stock. The Jacques E. Haeringer Trust exchanged all of these shares of Series A preferred stock as consideration for units received in the June 1, 2006 Bridge Financing. The above is a summary of some of the terms of the Series A preferred stock and is qualified by reference to the Amended and Restated Certificate of Designations, which is filed as an exhibit to this registration statement. In conjunction with the Series A preferred stock financing, we issued to The Jacques E. Haeringer Trust a warrant to purchase 12,500 shares of our common stock at an exercise price of $.50 per share. The warrant is exercisable at any time on or before March 6, 2011. Pursuant to the warrant, The Jacques E. Haeringer Trust received certain registration rights.

On February 14, 2006, we sold 2,500 shares of our Series A preferred stock to Ross T. Kruger, an accredited investor, for an aggregate purchase price of $25,000 or $10 per share of Series A preferred stock. On March 1, 2006, we sold 2,500 shares of our Series A preferred stock to Ross T. Kruger - ESOP, an accredited investor, for an aggregate purchase price of $25,000 or $10 per share of Series A preferred stock. The Series A preferred stock was convertible into shares of common stock at an equivalent rate of $.25 per share of common stock into 200,000 shares of common stock in the aggregate. Both Ross T. Kruger and the Ross T. Kruger - ESOP received both demand and piggyback registration rights in conjunction with its purchase of the Series A preferred stock. The Ross T. Kruger ESOP and Ross T. Kruger exchanged all of these shares of Series A preferred stock as consideration for units received in the June 1, 2006 Bridge Financing. The above is a summary of some of the terms of the Series A preferred stock and is qualified by reference to the Amended and Restated Certificate of Designations, which is filed as an exhibit to this registration statement. In conjunction with the Series A preferred stock financing, we issued to each of Ross T. Kruger and the Ross T. Kruger - ESOP a warrant to purchase 12,500 shares of our common stock at an exercise price of $.50 per share. The warrants are exercisable at any time on or before and February 14, 2011 and March 1, 2011 respectively.

On November 30, 2005, we sold 15,000 shares of our Series A preferred stock to Mark and Kangpin Loewenstein, to whom we refer to herein as the “Loewensteins” and who are accredited investors, for an aggregate purchase price of $150,000 or $10 per share of Series A preferred stock. The Series A preferred stock is convertible into shares of common stock at an equivalent rate of $.25 per share of common stock into 600,000 shares of common stock. On January 16, 2006, we issued 15,000 shares of our Series A preferred stock, which convert into 600,000 shares of common stock, to the Loewensteins for an aggregate purchase price of $150,000. On January 16, 2006, we issued 20,000 shares of our Series A preferred stock, which convert into 800,000 shares of common stock, to the Loewensteins upon conversion of the $200,000 Amended and Restated Convertible Secured Promissory Note dated January 16, 2006 held by the Loewensteins. The Loewensteins received both demand and piggyback registration rights in conjunction with their purchase of the Series A preferred stock. The Loewensteins exchanged 50,000 shares of their Series A preferred stock as consideration for units issued in the 2006 Bridge Financing. The above is a summary of some of the terms of the Series A preferred stock and is qualified by reference to the Amended and Restated Certificate of Designations, which is filed as an exhibit to this registration statement. In conjunction with the Series A preferred stock financing, we issued to the Loewensteins two warrants to purchase 75,000 shares of our common stock each at an exercise price of $.50 per share. The warrants are exercisable at any time on or before November 30, 2010 and January 16, 2011 respectively. In an agreement with us, the Loewensteins are restricted from exercising the convertible securities held by them into shares of our common stock that would be greater than 4.99% of the total number of issued and outstanding shares of our common stock.

On October 11, 2005, we completed the sale of 220,000 shares of our Series A preferred stock to The Vantage Funds, an accredited investor, for an aggregate purchase price of $2,200,000 or $10 per share of Series A preferred stock. The Series A preferred stock is convertible into shares of common stock at an equivalent rate of $.25 per share of common stock into 8,800,000 shares of common stock. The Vantage Funds received both demand and piggyback registration rights in conjunction with its purchase of the Series A preferred stock. The Vantage Funds exchanged all 220,000 shares of its Series A preferred stock as consideration for units issued in connection with the 2006 Bridge Financing. The above is a summary of some of the terms of the Series A preferred stock and is qualified by reference to the Amended and Restated Certificate of Designations, which is filed as an exhibit to this registration statement. In conjunction with the Series A preferred stock financing, we issued to The Vantage Funds a warrant to purchase 1,100,000 shares of our common stock at an exercise price of $.50 per share. The warrant is exercisable at any time on or before October 11, 2010.

To facilitate the Series A preferred stock financing, we retained an NASD broker dealer to provide certain financial advisory services, including identifying potential investors, pursuant to an agreement dated August 1, 2005. As compensation, the broker dealer was paid (a) a cash fee equal to $206,000 or 8% of the money raised, which was $2,575,000 (of which we have paid $30,000 and owe $176,000); and (b) warrants to purchase 1,030,000 shares of our common stock (of which we have issued a warrant to purchase 880,000 shares of our common stock at a price of $.53 per share, which is exercisable on or before December 28, 2012. To satisfy the remaining 150,000 shares due to this broker dealer, we issued the broker dealer a warrant to purchase 150,000 shares of our common stock at a price of $.53 per share, which is exercisable on or before June 1, 2013.

The above investors and broker dealer are accredited investors as defined under the Securities Act of 1933. Additionally, we did not engage in any public advertising or general solicitation in connection with this private placement. The issuances constituting this private placement were, and to be, made pursuant to both Sections 4(2) and 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D.

Bridge Financing

On August 30, 2005, we issued a Secured Promissory Note in the principal amount of $350,000, with interest at 12% per annum, to The Vantage Funds. We refer herein to this transaction as the “Bridge Financing.” The note is secured by our assets, including our film, television and music library, and is due and payable upon the earlier to occur of (i) seven days following the closing of a $4,000,000 equity financing or (ii) December 31, 2005. On January 20, 2006, the investor agreed to extend the date that the principal and accrued interest under the note is due until March 29, 2006. In conjunction with the Bridge Financing, we issued to The Vantage Funds a warrant to purchase 175,000 shares of our common stock at an exercise price of $.50 per share. This warrant is exercisable at any time on or before August 29, 2010. Pursuant to the warrant, The Vantage Funds received demand registration rights. As consideration for extending the payment date for the Secured Promissory Note to March 29, 2006, we issued the investor a warrant to purchase 250,000 shares of our common stock at an exercise price of $.50 per share. The warrant is exercisable at any time on or before January 20, 2011. When the Secured Promissory Note had not been paid by March 29, 2005, The Vantage Funds delivered a notice of default. In response to this notice, we issued a second warrant to The Vantage Funds as consideration for the forbearance of the principal and interest due under the Secured Promissory Note, pursuant to which The Vantage Funds is permitted to purchase 250,000 shares of our common stock at an exercise price of $.50 per share. In addition, we paid The Vantage Funds $150,000 on June 1, 2006 as consideration for the forbearance of the principal and interest due under the Secured Promissory Note. As more fully described below in Part II, Item 4 – Recent Sales of Unregistered Securities, we issued a Secured Promissory Note in the principal amount of $350,000 to The Vantage Funds and a warrant to purchase 175,000 shares of our common stock as part of our Bridge Financing. As more fully described below in Part II, Item 4 – Recent Sales of Unregistered Securities, we sold The Vantage Funds 220,000 shares of our Series A preferred stock and issued a warrant to purchase 1,100,000 shares of our common stock as part of our Series A Preferred Stock Financing. The Vantage Funds subsequently exchanged all 220,000 shares of these Series A preferred stock as consideration for units issued in the July 2006 Bridge Financing (defined below in Part II, Item 4 – Recent Sales of Unregistered Securities).

To facilitate the bridge financing, more fully described in Part II, Item 4 below, we agreed to compensate an NASD broker dealer for certain financial advisory services it provided to us, including identifying potential lenders. As compensation, we paid the broker dealer a cash fee equal to $35,000 or 10% of the amount raised from lenders identified by the broker dealer, which was $350,000 in total. Additionally, we issued to the broker dealer a warrant to purchase 60,000 shares of common stock, with the warrant exercisable at $.53 per share of common stock. The warrant is exercisable any time on or before December 28, 2012.

The above investor and broker dealer are accredited investors as defined under the Securities Act of 1933, and we did not engage in any public advertising or general solicitation in connection with the Bridge Financing. The issuance made pursuant to the Bridge Financing was made pursuant to both Sections 4(2) and 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D.

Convertible Note Offering

From March 2005 through September 2005, we issued secured convertible promissory notes in the aggregate principal amount of $900,000. The convertible notes have an interest rate of 12%, are secured by our film, television and music library, and are due and payable upon the occurrence of either of the following events: (i) 30 days after the closing of a $5 million financing or (ii) 12 months after the issuance of the respective convertible note. At any time prior to payment by us of the outstanding principal and interest under the convertible notes, all or any portion of the then outstanding balance of principal and interest under the notes may be converted into shares of common stock at $.50 per share or 1,800,000 shares of common stock in the aggregate. In conjunction with this private placement, each convertible note holder received a warrant exercisable into one share of common stock for each $2 of the face amount of the convertible note purchased. Each warrant is exercisable on or before the fifth anniversary of the warrant’s issuance. Each convertible note purchaser also received demand anti-dilution protection under the note and warrant together with registration rights pursuant to a registration rights agreement for the shares of common stock issuable upon conversion of the convertible note and upon exercise of the warrant. $200,000 of these notes we converted into Series A preferred stock in January 2006 and $700,000 of these notes were exchanged as consideration for units issued in connection with the June 1, 2006 Bridge Financing.

To facilitate the convertible note private placement, we retained an NASD broker dealer to provide certain financial advisory services, including identifying potential investors, pursuant to an agreement dated April 13, 2005. As compensation, we (a) paid a cash fee equal to $85,000 or 10% of the money raised, which was $850,000, from investors identified by the broker dealer, and (b) a warrant to purchase 180,000 shares of common stock or 10% of the number of shares of common stock into which the convertible notes sold to investors identified by the broker dealer is convertible, with the warrant exercisable at 105% of the conversion price of the notes, which is $.53 per share.

The purchasers of the convertible notes, as well as the broker dealer, are accredited investors as defined under the Securities Act of 1933. Additionally, we did not engage in any public advertising or general solicitation in connection with this private placement. The issuances constituting this private placement were, and to be, made pursuant to both Sections 4(2) and 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D.

Private Placements

On June 1, 2006, the Company completed a private placement of 112 units of convertible debentures with detachable warrants to accredited investors (the “June 2006 Bridge Financing”). The Units, valued at $7,000,000, consisted of cash from investors totaling $3,375,000 as well as non-cash conversions into new debenture units totaling $3,625,000 from holders of existing debentures and preferred stock. Each unit consisted of (i) $62,500 of 8% Secured Convertible Debentures, initially convertible into 250,000 shares at a conversion price of $0.25 per share and due December 1, 2006, and (ii) warrants to purchase 250,000 shares of Common Stock at an exercise price of $0.50 per share, expiring June 1, 2011. The debentures issued as part of the bridge financing are convertible into 28,000,000 shares of our common stock in the aggregate and the warrants issued as part of the financing are exercisable into 37,800,000 shares of common stock in the aggregate. Under the terms of the placement, if the Company completes a private placement of shares at a price per share less than the warrant exercise price or debenture conversion price at any time when a debenture or warrant is outstanding, then the holders will have the right to convert their debenture or exercise their warrant at a 10% discount to the purchase price of the shares issued in such private placement. The Company is also obligated to file a registration statement concerning the shares of common stock underlying the convertible debentures and warrants. The issuances made as part of the June 2006 Bridge Financing were made pursuant to both Sections 4(2) and 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D, and the Company engaged the services of Westminster Securities Corporation, a broker dealer registered with the NASD, to assist it with this placement. As compensation, we agreed to pay this broker dealer (i) cash compensation equal to seven and one-half percent (7.5%) of the gross cash proceeds received by the Company from the sale of units, as commission; (ii) two and one-half percent (2.5%) of the gross cash proceeds received by the Company from the sale of units for its non-accountable fees and expenses; and (iii) additional compensation in the form of warrants to purchase shares of common stock, in an amount equal to 10% of the shares and warrant shares underlying units sold in the offering, exercisable at the lower of the conversion price of the debentures or the exercise price of the warrants.

In addition, we agreed to pay Westminster a commission of five percent (5%) of the principal amount of any debentures which investors elected to convert into common stock or into a subsequent round of financing conducted by the Company, in lieu of electing repayment in cash.

Pursuant to a Stock Purchase Agreement dated March 1, 2006, we sold 300,000 shares of our common stock to Situation Management Group, Inc. (“SMG”), an accredited investor, for $60,000 or $.20 per share. We received a payment of $20,000 in exchange for the 300,000 shares. The remaining $40,000 of the purchase price was to be paid to us on or before March 31, 2006, however, before the remaining balance of this purchase price was paid, we and SMG agreed to rescind the March 1, 2006 Stock Purchase Agreement. Subsequently, on April 14, 2006, we executed a new Stock Purchase Agreement with SMG, pursuant to which we agreed to sell SMG 300,000 shares of our common stock for $75,000, or $.25 per share. At the closing, we received a payment of $20,000 in exchange for the 300,000 shares, and on April 25, 2006, the Company received an additional payment of $7,000 toward the purchase price. The remaining $48,000 of the purchase price is to be paid to us on or before August 31, 2006. In connection with these transactions, we did not engage in any public advertising or general solicitation, there were no commissions paid, and the purchaser was as accredited investor. The foregoing issuances were made pursuant to both Sections 4(2) and 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D.

From August 2004 through March 2005, we sold 16,655,000 shares of common stock to two accredited investors, Blockade Synergy Holdings Inc. and TBM Holdings LLC, for an aggregate purchase price of $997,000. We did not engage in any public advertising or general solicitation in connection with these transactions, there were no commissions paid, and the purchasers were accredited investors. The issuances made as part of this private placement were made pursuant to Section 4(6) of the Securities Act of 1933 and Rule 504 of Regulation D.

Convergiton Acquisition

On July 17, 2004, we issued 3,500,000 shares of common stock to Convergiton, Inc., a Florida corporation, which was an unrelated corporation, in exchange for the intangible assets that form the basis for the Branded Media business strategy pursuant to the Intangible Asset Purchase Agreement dated July 16, 2004 between us and Convergiton. We refer to Convergiton,

Inc. herein as “Convergiton.” We did not engage in any public advertising or general solicitation in connection with the Convergiton issuance. The shares issued to Convergiton were issued pursuant to Section 4(2) of the Securities Act of 1933. Piggyback registration rights also were granted to Convergiton with respect to the stock received in the transaction.

Touch of Grace Transaction

Effective March 3, 2006, we executed an agreement to purchase an 80% ownership interest in Touch of Grace, Ltd., a recently formed limited liability company registered in the United Kingdom (“Touch of Grace”). In exchange for the 80% ownership interest in Touch of Grace, on or about July 6, 2006 we issued 3.5 million shares of our common stock to Grace Leo-Andrieu and TOG Holding Limited, the partners of Touch of Grace (Ms. Leo-Andrieu and TOG Holding Limited, collectively, the “TOG Partners”). Under the terms of this agreement, the TOG Partners had the right to unwind the agreement under certain circumstances, including upon receipt of notice that Eve Krzyzanowski was no longer the CEO of the Company or of a wholly owned subsidiary directly responsible for the Touch of Grace project. On August 10, 2006 Ms. Krzyzanowski resigned her positions with the Company, and the Company provided the required notice to the TOG Partners on August 14, 2006. On August 21, 2006, the TOG Partners confirmed by email that they had received the Company’s notice. Through their attorneys, on August 31, 2006, the TOG Partners informed the Company that they were exercising their rights to unwind the agreement. The attorneys’ notice to unwind on behalf of the TOG Partners stated that they did not agree that the Company had provided the required notice under the agreement, and that they were reserving their clients’ rights and remedies for certain reimbursements. The Company considers its purchase of an interest in Touch of Grace and its issuance to the TOG Partners of 3.5 million shares of the Company’s common stock in connection therewith to have been rescinded by the August 31, 2006 letter from the TOG Partners’ attorneys.

Issuance of Stock and Warrants as Part of and in Lieu of Certain Debt Obligations

On July 12, 2006 the Company issued a warrant to purchase 100,000 shares of common stock to unrelated parties to forebear and not demand repayment of principal and accrued interest until December 1, 2006. The warrants were valued at $0.38 per share or $37,998 using the Black Scholes model and transaction will be recorded as an expense in the consolidated statement of operations. The warrant may be exercised at any time between now and July 12, 2011. In addition, the Company granted 125,000 shares of common stock to the debtholder which were valued at $47,500.

On June 1, 2006 we issued warrants to each of Westwood Trading Ltd. and Brigadoon Investment Ltd., each an accredited investor, to purchase 50,000 shares of our common stock each (or 100,000 in the aggregate) at $.25 per share, which may be exercised any time on or before June 1, 2011, in lieu of interest due to each investor under convertible notes previously held by them. On July 12, 2006 we issue additional warrants to each of the above investors to purchase 50,000 shares of our common stock each (or 100,000 in the aggregate) for $.25 per share, which may be exercised anytime on or before July 1, 2011, for the forbearance of certain debt owed by us to them under convertible notes previously held by the investors.

Pursuant to a forbearance agreement between us and John McKey, who is an accredited investor, we agreed to the following for the forbearance of certain debt owed to Mr. McKey through December 1, 2006. On June 23, 2006 we issued a warrant to Mr. McKey to purchase

500,000 shares of our common stock at $.25 per share which is exercisable at any time before June 23, 2011. On July 7, 2006 we issued Mr. McKey 125,000 shares of our common stock. We also granted Mr. McKey the right to convert all accrued interest on the debt owed by us to Mr. McKey into shares of our common stock at $.25 per share. We have also granted registration rights of the underlying common stock concerning the above securities. The above issuances were made pursuant to each of Sections 4(2) and 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D.

On March 17, 2006, we issued a warrant to purchase 150,000 shares of our common stock at $.50 per share to the Amy R. Daly Revocable Trust, pursuant to a Forbearance Agreement, dated March 17, 2006, as consideration for the postponement of the maturity date of certain debt owed by us to the Amy R. Daly Revocable Trust. The warrant may be exercised any time on or before March 17, 2011. Following the June 2006 Bridge Financing all debt owed to the trust was paid in full.

On February 16, 2006, we issued (1) 5,000 shares to Thomas O’Connor, pursuant to a Forbearance Agreement, dated January 20, 2006, as consideration for the postponement of the maturity date of a $10,000 loan, (2) 5,000 shares to Marc Denner, pursuant to a Forbearance Agreement, dated January 20, 2006, as consideration for the postponement of the maturity date of a $10,000 loan, and (3) 5,000 shares to Patrick Kerr, pursuant to a Forbearance Agreement, dated January 20, 2006, as consideration for the postponement of the maturity date of a $10,000 loan. The maturity date of the above debt has been extended to October 1, 2006.

As consideration for lending us $2,000, on January 11, 2006 we issued Mr. Coffey, our Chief Operating Officer, General Counsel and a member of our board, a warrant to purchase 2,000 shares of our common stock at $.50 per share. The warrant may be exercised any time on or before January 11, 2011. On September 28, 2005 we issued Mr. Coffey eight warrants to purchase in the aggregate 172,500 shares of our common stock at the closing price per share of our common stock (as reported by Bloomberg) on the dates each of the foregoing notes were issued as consideration for lending us in the aggregate $172,500. The warrants may be exercised any time on or before September 28, 2010. As consideration for lending us $2,500, on November 18, 2005 we issued a warrant to purchase 2,500 shares of our common stock at $.30 per share. This warrant may be exercised any time on or before November 18, 2010. As consideration for lending us $4,000, on December 1, 2005 we issued a warrant to purchase 4,000 shares of our common stock at $.29 per share. The warrant may be exercised any time on or before November 18, 2010.

On December 31, 2004, we issued a promissory note to Iliad, Inc., which obligated us to pay Iliad, Inc. $103,434 on or before September 1, 2005. Paul Whitehead, President of Iliad, Inc., is one of our employees. The note was non-interest bearing. On November 16, 2005, we issued 400,000 shares of our common stock at $.2586 per share to Paul Whitehead as payment of the outstanding debt owed to Iliad, Inc. under the December 31, 2004 note. On November 15, 2005, we also entered into a Settlement Agreement with Iliad, Inc. concerning the payment of the outstanding debt under the note.

Pursuant to an agreement dated June 30, 2005, we agreed to grant to each of Mr. Taylor and Mr. Coffey warrants, which were issued on July 19, 2005, to purchase 2,230,000 shares of our common stock as payment of the $892,000 of accrued salary owed to each of Mr. Taylor and Mr. Coffey. The warrants may be exercised at a price of $.01 per share at any time on or before July 19, 2015.

We issued 600,000 shares of common stock to Patrick Kerr on April 15, 2005 in accordance with a settlement agreement, dated April 16, 2005, to discharge a debt of $200,000.

On September 22, 2004, we issued (1) 10,000 shares to Thomas O’Connor, pursuant to a Forbearance Agreement, dated September 22, 2004, as consideration for the postponement of the maturity date of a $10,000 loan, (2) 10,000 shares to Marc Denner, pursuant to a Forbearance Agreement, dated September 22, 2004, as consideration for the postponement of the maturity date of a $10,000 loan, and (3) 100,000 shares to Patrick Kerr, pursuant to a Forbearance Agreement, dated September 22, 2004, as consideration for the postponement of the maturity date of a $200,000 loan.

On March 28, 2003, we issued 50,000 shares of common stock to Patrick Kerr in consideration for a $200,000 loan from Mr. Kerr to us pursuant to a Promissory Note dated March 28, 2004 and a Promissory Note dated February 20, 2003. On April 7, 2004, we issued 50,000 shares of common stock to Mr. Kerr for forbearance of the $200,000 loan.

We did not engage in any public advertising or general solicitation in connection with any of the above issuances. The issuances made as part of the above debt forgiveness and loan agreements were made pursuant to Sections 4(2) and 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D.

Issuances made pursuant to Employment Agreements

As described in Part I, Item 7 – Certain Relationships and Related Transactions, we issued warrants to Eve Krzyzanowski, Donald Taylor, Joseph Coffey, Gerald Labush and Brian Pussilano, each of whom is an accredited investor. We issued these warrants under the exemptions provided pursuant to each of Section 4(2) and Section 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D. In addition, as described in Part I, Item 7 – Certain Relationships and Related Transactions, we issued stock options to Gary Kucher, our Chief Executive Officer, who is an accredited investor. We issued these options under the exemptions provided pursuant to each of Section 4(2) and Section 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D.

On May 2, 2004, we entered into an employment agreement with Paul Whitehead, our Director of Special Projects and Branding. This agreement has a four-year term commencing on September 1, 2005. Pursuant to the agreement, Mr. Whitehead’s compensation includes a base salary of $225,000 per year with a $50,000 increase in salary each year during the employment term and an annual bonus to be determined by our board in an amount not less than 10% of his salary for a given year. To conserve cash, certain of our employees, including Mr. Whitehead, have not been paid for their services between October 1, 2005 and June 30, 2006. On July 19, 2006, Mr. Whitehead waived all rights to all of his accrued salary for the period October 2005 through June 2006. Mr. Whitehead is also entitled to participate in our employee incentive stock option plan and the profit sharing, retirement, medical and other benefits we offer to all of our employees at the time if and when we implement these plans. In accordance with Mr. Whitehead’s employment agreement, we issued Mr. Whitehead a warrant to purchase 1,500,000 shares of our common stock at a price of $.01 per share. The warrant may be exercised any time on or before May 2, 2015. Mr. Whitehead is an accredited investor and we did not engage in any public advertising or general solicitation in connection with this warrant issuance. We issued this warrant under the exemptions provided pursuant to each of Section 4(2) and Section 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D.

Issuances Made for Services Rendered

In June 2004, we issued 1,500,000 shares of our common stock to Ms. Krzyzanowski in consideration for the advisory services she provided to us in 2003 and 2004. These shares were issued to Ms. Krzyzanowski, who is an accredited investor, pursuant to each of Section 4(2) and Section 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D.

In addition to the issuances made for certain services provided to us described above, the table below summarizes securities issued to certain service providers in the last three years for the consideration received by us as described below. We did not engage in any public advertising or general solicitation in connection with any of the issuances described below. These issuances were made pursuant to Section 4(2) of the Securities Act of 1933, and, with respect to issuance to accredited investors, Section 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D.

Service Provider	Warrants Issued			Shares Issued		Nature of Service
	Exercise Price	Date	Number of Shares Covered	Date	Number of Shares

Eve Krzyzanowski				7/19/04	1,500,000	Business consulting services
Hartmann and Doherty, LLC				11/4/04	400,000	Legal services
Lauren Deen	$ 1.00	1/3/05	95,000			Business consulting services
Hand & Baldachin LLP	$ 1.00	1/3/05	5,000			Legal services for Ms. Deen
Todd Schwartz	$ 1.00	3/10/05	100,000			Business consulting services
Michael S. Scofield	$ 0.50	3/31/05	250,000			Service as a Director
Media Link LLC				3/31/05	90,000	Business consulting services
Capital Relations International, LLC				4/4/05	50,000	Public relations services
Media Link LLC				5/4/05	90,000	Business consulting services
Howdy Kabrins				5/31/05	49,998	Business consulting services
Media Link LLC				5/31/05	90,000	Business consulting services
Gary Kucher	$ 0.50	7/19/05	250,000			Service as a Director
Sarah Frank	$ 0.50	7/19/05	250,000			Service as a Director
Rubenstein Public Relations, Inc.	$ 0.78	9/2/05	50,000			Public relations services
Media Link LLC				9/6/05	180,000	Business consulting services
Howdy Kabrins				9/6/05	33,332	Business consulting services
Palomar Agency LLC				9/6/05	50,000	Business consulting services
James Cahill	$ 0.50	11/15/05	250,000			Service as Director
Suzanne Jaffe	$ 0.50	11/15/05	250,000			Service as Director
Lordi Consulting LLC	$ 0.01	12/13/05	83,333			Accounting services
McKim Capital LLC	$ 0.53	12/28/05	1,120,000			Business consulting services

Contractual Obligations to Issue Securities

Described below are certain contractual obligations that, in addition to those described above, obligate us to issue securities upon the occurrence of certain events. We issued or plan to issue the common stock identified below, pursuant to the exemption provided under each of Section 4(2) and Section 4(6) of the Securities Act of 1933 and Rule 506 under Regulation D. The below recipient is an accredited investor. We did not and will not engage in any public advertising or general solicitation in connection with these issuances.

We entered into a letter agreement, dated June 10, 2005, with Westminster Securities Corp., which we refer to herein as “Westminster,” for certain corporate finance consulting services. The agreement terminated on June 10, 2006 and was terminable upon 30 days written notice. Part of the compensation we were obligated to pay Westminster consisted of restricted shares of common stock with piggyback registration rights. Pursuant to the letter agreement dated June 23, 2005, we were obligated to pay Westminster $40,000 each month in restricted stock, which was calculated on the 10th day of each month by dividing $40,000 by the prior 10 day volume-weighted average price of our common stock as quoted on the Pink Sheets. Pursuant to our obligations under the Westminster agreement, as of January 31, 2006, we had issued 598,022 shares of common stock to Westminster. On August 21, 2006, we issued Westminster 585,453 shares of common stock, satisfying in full all of the Company’s contractual obligations to Westminster.

Pursuant to the agreement dated November 16, 2005 between Sebastian Serrell-Watts and us, on November 16, 2005, we issued 60,000 shares of common stock to Antonia Serrell-Watts in consideration for the termination of a Consulting Agreement dated March 1, 2005 and entry into a new consulting agreement dated November 1, 2005. Pursuant to the agreement dated November 1, 2005 between Sebastian Serrell-Watts and us, we issued 16,457 shares of common stock to Antonia Serrell-Watts in consideration for services provided under the November 1, 2005 agreement during the months of November 2005 through January 2006. Pursuant to the foregoing, we also issued Sebastian Serrell-Watts 16,457 shares of common stock on February 16, 2006 and 22,222 shares of common stock on June 9, 2006. The foregoing issuances were and future issuances will be made pursuant to Section 4(2) of the Securities Act of 1933.

Indemnification of Directors and Officers

Pursuant to the Company’s bylaws, the Company may indemnify any person made or threatened to be made a party to any action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that that person is or was a director, officer or employee of our Company.

Insofar as indemnification for liabilities arising under the Securities Act, as amended, may be permitted for directors, officers and controlling persons of our company under our bylaws or under any contract, arrangement, statute, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PART F/S

Financial Statements

The following financial statements and independent registered public accounting firm’s auditors’ report are included in the General Registration Statement of Securities of Small Business Issuers on Form 10-SB immediately following:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

Branded Media Corporation

New York, New York

We have audited the accompanying balance sheet of Branded Media Corporation as of September 30, 2005 and the related statements of operations, and stockholders’ deficit and cash flows for the years ended September 30, 2005 and September 30, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has reported losses from operations, negative cash flows from operating activities, negative working capital and has a stockholders’ deficit. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are described in note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Branded Media Corporation as of September 30, 2005 and the results of its operations and its cash flows for the years ended September 30, 2005 and 2004 in conformity with accounting principles generally accepted in the United States of America.

As more fully described in Note 4, subsequent to the issuance of the Company’s audited balance sheet as of September 2004 and the related statements of operations, and stockholders’ equity (deficit) and cash flows, for the years ended September 30, 2004 and September 30, 2003 and our report thereon dated September 22, 2005, except for notes 9 and 13 as to which the date is November 14, 2005, we became aware that those financial statements did not reflect the proper value of a Film, Television, and Music Library and certain non-monetary transactions. In our original report we expressed an unqualified opinion on the Company’s audited balance sheet as of September 2004 and the related statements of operations, and stockholders’ equity (deficit) and cash flows, for the years ended September 30, 2004 and September 30, 2003, and our opinion on the revised statements as expressed herein, remains unqualified.

Friedman LLP

East Hanover, New Jersey

February 2, 2006, except as to footnotes 4 and 13 as to which the date is March 17, 2006.

BRANDED MEDIA CORPORATION

Balance Sheets

	June 30, 2006	September 30, 2005
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,565,075	$80,371
Accounts receivable	99,515	—
Deferred financing costs	288,196	125,010
Other current assets	39,205	77,742

Total current assets	1,991,991	283,123
Property and equipment, net	55,319	65,977
Intangible assets, net	1,246,600	35,000
Deferred contract costs	6,304,052	—
Goodwill	1,682,335	—
Deposit held in escrow	—	51,000
Security deposits	59,908	58,108

Total Assets	$11,340,205	$493,208

Liabilities and Stockholders’ Deficit
Current liabilities:
Notes and loan payable (net of unamortized discount of $0 and $633,570 at June 30, 2006, and September 30, 2005)	$170,000	$786,430
Due to related parties	43,332	445,414
Debenture (net of unamoritized discount off $6,261,460)	738,540	—
Financial Instruments	23,874,322	—
Current portion of long-term contracts	456,551	—
Accounts payable	131,057	5,390
Accrued interest payable	398,223	246,624
Accrued expenses	1,423,007	503,820
Accrued compensation	—	130,625

Total current liabilities	27,235,032	2,118,303

Deferred Compensation	412,500	242,500
Deferred Rent	53,454	53,454
Long-term contract obligations	6,107,476	—
Commitments
Stockholders’ deficit:
Common stock, $.001 par value; authorized 500,000,000 shares; 29,380,082 and 29,220,499 shares issued and outstanding	29,386	29,220
Additional paid-in capital	22,329,679	28,731,093
Accumulated deficit	(44,827,322)	(30,681,362)

Total stockholders’ deficit	(22,468,257)	(1,921,049)

Total Liabilities and Stockholders’ Deficit	$11,340,205	$493,208

See the accompanying notes to financial statements.

BRANDED MEDIA CORPORATION

Statements of Operations

	Nine Months Ended June 30,		Years Ended September 30,
	2006	2005	2005	2004
	(Unaudited)	(Unaudited)		Restated
Services Revenue	$586,769	$—	$—	$—

Costs and expenses:
Direct costs	259,975	—	—	—
Depreciation and amortization	197,058	210,183	14,211	6,165
General and administrative (including Share-based compensation of $502,964 and $20,041,099 for June 30, 2006 and 2005, and $20,777,578 and $15,000 in September 30, 2005 and 2004)	4,139,512	21,714,573	23,446,569	569,569

	4,596,545	21,924,756	23,460,780	575,734

Operating loss	(4,009,776)	(21,924,756)	(23,460,780)	(575,734)

Other income (expense)
Loss on extinguishment of debt	—	(142,000)	(142,000)	—
Settlement gain from defined benefit pension plan	263,141	—	—	—
Gain on Financial Instruments	3,161,751
Interest expense, net	(13,561,076)	(185,962)	(479,308)	(68,560)

	(10,136,184)	(327,962)	(621,308)	(68,560)

Loss before income taxes	(14,145,960)	(22,252,718)	(24,082,088)	(644,294)
Income taxes	—	—	—	—

Net loss	$(14,145,960)	$(22,252,718)	$(24,082,088)	$(644,294)

Basic and diluted loss per common share	$(0.48)	$(0.88)	$(0.93)	$(0.09)

Weighted average common shares outstanding- basic and diluted	29,518,061	25,161,904	26,033,770	7,481,888

See the accompanying notes to financial statements.

BRANDED MEDIA CORPORATION

Statements of Stockholders’ Deficit

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount
Balance September 30, 2003 (restated)	5,964,189	$5,964	$3,852,942	$(5,954,980)	$(2,096,074)
Shares issued for loan forbearance fees	170,000	170	1,530	—	1,700
Shares issued for trademark name	3,500,000	3,500	31,500	—	35,000
Shares issued for consulting services	1,500,000	1,500	13,500	—	15,000
Sale of common shares	6,100,000	6,100	80,900	—	87,000
Net loss	—	—	—	(644,294)	(644,294)

Balance September 30, 2004 (restated)	17,234,189	$17,234	$3,980,372	$(6,599,274)	$(2,601,668)
Shares issued for services	1,279,683	1,280	1,483,798	—	1,485,078
Shares issued for debt repayment including loss on extinguishment	600,000	600	341,400	—	342,000
Sale of common shares	10,106,627	10,106	879,894	—	890,000
Relative fair value of warrants issued	—	—	311,328	—	311,328
Warrants issued for employee services	—	—	17,258,000	—	17,258,000
Warrants issued for non-employee services	—	—	2,034,500	—	2,034,500
Warrants issued for officers’ salary	—	—	1,784,000	—	1,784,000
Beneficial conversion feature on convertible debt	—	—	657,801	—	657,801
Net loss	—	—	—	(24,082,088)	(24,082,088)

Balance September 30, 2005	29,220,499	$29,220	$28,731,093	$(30,681,362)	$(1,921,049)
Shares issued for services	450,348	451	192,198	—	192,649
Shares issued for debt repayment	400,000	400	103,040	—	103,440
Shares issued for loan forbearance fees	15,000	15	125,985	—	126,000
Shares cancelled	(1,000,000)	(1,000)	1,000	—	—
Sale of common shares	300,000	300	26,680	—	26,980
Warrants issued for loan forbearance fees	—	—	365,949	—	365,949
Warrants issued for employee services	—	—	245,410	—	245,410
Warrants issued in connection with EMN purchase	—	—	500,000	—	500,000
Warrants issued for non-employee service	—	—	109,137	—	109,137
Beneficial conversion feature on preferred stock	—	—	2,176,891	—	2,176,891
Cash and warrants issued for preferred stock issuance costs	—	—	(259,000)	—	(259,000)
Relative fair value of warrants issued to preferred stockholders	—	—	535,100	—	535,100
Accretion of beneficial conversion feature, discount, issue costs	—	—	(215,932)	—	(215,932)
Preferred stock converted to debentures	—	—	(2,496,059)	—	(2,496,059)
Recognition of derivative liability for warrants	—	—	(8,757,348)	—	(8,757,348)
Settlement of debt and compensation	—	—	945,535	—	945,535
Net loss	—	—	—	(14,145,960)	(14,145,960)

Balance June 30, 2006	29,385,847	$29,386	$22,329,679	$(44,827,322)	$(22,468,257)

See the accompanying notes to financial statements (The change in par value of stock pursuant to the re-capitalization was retroactively adjusted)

BRANDED MEDIA CORPORATION

Statements of Cash Flows

	Nine Months Ended June 30,		Years Ended September 30,
	2006	2005	2005	2004
	(Unaudited)	(Unaudited)		Restated
Cash flows from operating activities
Net loss	$(14,145,960)	$(22,252,718)	$(24,082,088)	$(644,294)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	197,058	210,183	14,211	6,165
Non cash stock compensation	502,964	20,041,099	20,777,578	15,000
Interest expense for derivative instruments	12,017,265	—	—	—
Gain on Financial Instruments	(3,161,752)	—	—	—
Amortization of deferred financing costs	182,649	—	—	—
Amortization of beneficial conversion feature	652,489	142,218	335,562	—
Loss on extinguishment of debt	—	142,000	142,000	—
Loan forbearance fees for loans extended	376,666	—	—	1,700
Deferred contract costs	259,975	—	—	—
Deferred compensation, rent	170,000	157,500	264,454	—
Settlement gain from defined benefit plan	(263,141)	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	123,399	—	—	—
Deferred financing costs	(342,919)	(62,609)	(202,752)	—
Other current assets	55,475	—	(37,900)	1,765
Accounts payable	65,351	(72,737)	(79,704)	—
Accrued interest payable	200,149	16,210	(49,699)	34,415
Accrued compensation	(140,375)	—	237,627	424,518
Accrued expenses	1,715,932	126,714	508,129	35,645

Net cash used in operating activities	(1,534,775)	(1,552,140)	(2,172,582)	(125,086)

Cash flows from investing activities
Acquisitions of property & equipment	—	(47,483)	(48,800)	—
Acquisition of EMN, net of cash acquired	(2,058,169)	—	(51,000)	—

Net cash used in investing activities	(2,058,169)	(47,483)	(99,800)	—

Cash flows from financing activities
Proceeds from related parties	8,500	—	222,654	99,806
Advances to related parties	(173,832)	(27,964)	(54,280)	(17,343)
Proceeds from Issuance of Debentures	3,375,000	—	—	—
Repayment of notes payable	(500,000)	—	—	—
Proceeds from notes	—	700,000	1,250,000	—
Proceeds from issuance of common shares	26,980	890,000	890,000	87,000
Net proceeds from issuance of preferred stock	2,341,000	—	—	—

Net cash provided by financing activities	5,077,648	1,562,036	2,308,374	169,463

Increase in cash and cash equivalents	1,484,704	(37,587)	35,992	44,377
Cash and cash equivalents, beginning of period	80,371	44,379	44,379	2

Cash and cash equivalents, end of period	$1,565,075	$6,793	$80,371	$44,379

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	$12,082	$—	$27,708	$—
Cash paid for income taxes	$—	$7,435	$—	$—

NON-CASH INVESTING AND FINANCING ACTIVITIES
Beneficial conversion features related to convertible debt	$—	$560,598	$969,129	$—
Warrants in connection with the payment of accrued salaries	—	1,784,000	1,784,000	—
Accretion of preferred stock, beneficial conversion privileges and issuance costs	215,932	—	—	—
Common stock issued for extinguishment of an outstanding debt instrument	103,440	—	342,000	—
Promissory note issued in connection with purchase of EMN	350,000	—	—	—
Warrant issued in connection with the acquisition of EMN	500,000	—	—	—
Settlement of debt and compensation obligations	945,535	—	—	—
Promissory note converted to preferred stock	200,000	—	—	—
Recognition of derivative liability for warrants	8,757,348	—	—	—

See accompanying notes to financial statements

BRANDED MEDIA CORPORATION

Notes to Financial Statements

Note 1: Organization

The Company was incorporated as Prosher Investment Corp. under the laws of Delaware in 1968. In 1983, the Company changed its name to Mediacom Industries, Inc., and in 2001, the Company changed its name to Mediacom Entertainment, Inc. On August 20, 2004, Mediacom Entertainment, Inc. reincorporated under the laws of the state of Nevada by merging with and into Mediacom Entertainment, Inc. On October 18, 2004, we changed our name to Branded Media Corporation.

Branded Media Corporation (the “Company,” “we,” “us,” “our”) is a multi-media branding company that builds its clients’ brands and markets its clients’ consumer products through a proprietary strategy.

As developed by us, Branded Media(TM) is designed to increase sales of its clients’ consumer products by exposing their brands and their messages through television and internet programming, print, DVD, Video-on-Demand, and Direct-Response infomercials.

The Company provides services that include the development of television pilots and gives advice with respect to series production, distribution and development as regards licensing and pledge specials. In consideration for its services, the Company receives certain fees and, in addition, a pilot development fee for each pilot completed.

The Company takes a comprehensive approach to brand building through creative, strategic brand messaging designed to increase awareness and sales of its clients’ consumer products and services. The Company intends to position its clients’ brands on commercial and public television and share revenues generated from product sales in multiple channels of distribution, such as, retail chains, specialty retail and corporate marketing partners.

On October 21, 2005, the Company executed a Stock Purchase Agreement to acquire Executive Media Network (EMN) by purchasing all of the outstanding shares of common stock of EMN in exchange for $2,200,000 cash, a promissory note for $350,000, and a warrant to purchase 1,000,000 shares of common stock valued at $500,000 totaling $3,050,000. See Note 5.

EMN is a place based media company, which offers advertising media displays worldwide in the airline clubs and first class lounges of many major United States and foreign flag airline carriers.

Reincorporation

On August 19, 2004, Mediacom Entertainment, Inc., Delaware (DE) completed a reincorporation merger with and into Mediacom Entertainment, Inc., Nevada (NV) in the state of Nevada. Mediacom (NV) was legally formed for the sole purpose of re-incorporating the Company in the state of Nevada and is the surviving corporation. Pursuant to this transaction, the number of outstanding shares of the surviving entity were the same as the number of outstanding shares of common stock prior to the transaction, and each stockholder owned the same number of shares of the surviving entity as that stockholder had owned of the Delaware entity prior to the merger. Also as a result of the transaction, Mediacom Entertainment, Inc., a Delaware corporation, ceased to exist. For accounting purposes the merger has been treated as a capital stock transaction rather than a business combination, and as such, pro forma information giving effect to the merger is not presented because of the nature of the transaction. The historical financial statements prior to August 18, 2004 are those of Mediacom (DE). As part of the merger, the Company increased its authorized common stock to 500 million shares and changed its par value to $.001 from $.01 per share. The financial statements have been retroactively adjusted for the change in par value of stock due to the re-capitalization.

BRANDED MEDIA CORPORATION

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Interim Financial Information

The accompanying consolidated balance sheet as of June 30, 2006, the consolidated statements of operations and Cash Flows, and the consolidated statement of stockholders’ deficit for the nine months ended June 30, 2006 are unaudited. The unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments consisting of normal recurring adjustments and accruals necessary for the fair presentation of the Company’s financial position, results of operations and its cash flows for the years ended September 30, 2005 and 2004.

The Consolidated Statement of Operations and Cash Flows for the nine months ended June 30, 2006 and 2005 are not directly comparable because the fiscal year 2006 statements include, for the first time, the financial results of EMN. The Company acquired EMN on October 21, 2005 and assumed an acquisition date of October 1, 2005 for financial statement presentation.

Principles of Consolidation

The audited financial statements as of September 30, 2005 and for the years ended September 30, 2005 and 2004 are not consolidated. The accompanying unaudited consolidated financial statements for the nine months ended June 30, 2006 are prepared in accordance with accounting principles generally accepted in the U.S. and include the results of operations of the Company and its wholly owned subsidiary, Executive Media Network from October 1, 2005, the assumed date of acquisition, through June 30, 2006. All inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company evaluates all of its estimates on an on-going basis. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and investments with original maturities to the Company of three months or less. Cash is invested at high quality financial institutions. At June 30, 2006 and September 30, 2005, there are no cash equivalents.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation and amortization are determined using the straight-line method over the estimated useful lives of the assets, which range between 5 and 7 years. Leasehold improvements are amortized over the shorter of the life of the improvement or the length of the lease, which is 10 years.

Amortization

The Company recognizes rent expense based upon the straight-line method which adjusts for rent abatements and future rent increases. In connection with future minimum lease payments at June 30, 2006 and September 30, 2005, the amount deferred was $53,454.

BRANDED MEDIA CORPORATION

Notes to Financial Statements (continued)

Commencing in January 2005, Company recognizes compensation expense from certain employment agreements using the straight-line method as a result of fixed increased base salaries over the four year terms of the respective employment agreements. At June 30, 2006 and September 30, 2005, deferred compensation liability was $412,500 and $242,500, respectively.

Deferred expenses, beneficial conversion features and issuance costs on mandatorily redeemable convertible preferred stock are amortized using the straight-line method and effective interest method over the term of the respective debt or equity instrument.

Amortization of marketing contract agreements are amortized over five years using the straight-line method.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is estimated based on the aging of accounts receivable, reviews of client credit reports, and analysis of recent payment history for specific customers. Management considers all outstanding accounts receivable at the respective balance sheet dates to be fully collectible.

Intangible Assets and Goodwill

Intangible assets and goodwill are accounted for in accordance with SFAS No. 142 “Goodwill and Other Intangible Assets” “SFAS 142”). Under SFAS 142, goodwill and indefinite lived intangible assets are not amortized but instead are reviewed at least annually for impairment, or more frequently if impairment indicators arise. Intangible assets that are not deemed to have an indefinite life will continue to be amortized over their estimated useful lives. The Company tests for impairment whenever events or changes in circumstances indicate that the carrying amount of goodwill or other intangible assets may not be recoverable, or at least annually each year. When these tests are performed at the reporting unit level, a two-step, fair-value based approach is used. The first step compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is less than its carrying amount, a second step is performed to measure the amount of impairment loss. The second step allocates the fair value of the reporting unit to the Company’s tangible and intangible assets and liabilities. This derives an implied fair value for the reporting unit’s goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized equal to that excess. In the event that the Company determines that the value of goodwill or other intangible assets have become impaired, the Company will incur a charge for the amount of the impairment during the fiscal quarter in which the determination is made.

Long-Lived Assets

The Company evaluates the recoverability of purchased intangible assets subject to amortization and other long-lived assets such as property and equipment in accordance with SFAS No. 144 “Accounting for the Impairment and Disposal of Long-Lived Assets.” Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

BRANDED MEDIA CORPORATION

Notes to Financial Statements (continued)

Long-Term Contracts

The Company’s EMN subsidiary executed exclusive advertising agreements with a subsidiary of United Airlines (ULS) and Delta Airlines (DL) in April and May, 2006, respectively. EMN will be required to make fixed monthly payments equal to an agreed upon minimum amount during the term of each agreement. The payments are unconditional and are not dependent on the occurrence of a specified event or the fulfillment of a condition.

Under the terms of the agreements, EMN is obligated to remit 50% of the difference between the adjusted gross revenues for the contract year and double the minimum annual payments for the same contract year. Any estimated losses on the total contract will be recognized immediately in the year it is discovered.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Loss Per Common Share

Basic loss per common share is computed by dividing net loss allocable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net loss per share reflects the dilution from the potential conversion or exercise into common stock of securities such as warrants. In all financial statements presented, diluted net loss per common share is the same as basic net loss per common share. For the periods ended June 30, 2006 and September 30, 2005 warrants to purchase 48,144,333 and 13,782,500 shares of common stock, respectively, were excluded from the calculation of fully diluted earnings per share since their inclusion would have been anti-dilutive. No additional shares of common stock for the potential dilution from the conversion or exercise of securities into common stock are included in the denominator, since the result would be anti-dilutive. There were no anti-dilutive instruments in the year ended September 2004.

Stock-Based Compensation

The FASB issued Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment (“SFAS 123(R)”), in December 2004; it replaces SFAS 123, and supersedes APB 25. Under SFAS 123(R), companies would have been required to implement the standard as of the beginning of the first interim reporting period that begins after June 15, 2005. However, in April 2005, the SEC announced the adoption of an Amendment to Rule 4-01(a) of Regulation S-X regarding the compliance date for SFAS 123(R) that amends the compliance dates and allows companies to implement SFAS 123(R) beginning with the first annual reporting period beginning on or after June 15, 2005. The Company has adopted SFAS 123(R) for its fiscal year beginning October 1, 2005. The Company does not presently administer any stock option programs and does not expect adoption of 123R to have a material impact on its results of operations and statement of financial position. The adoption of the statement results in compensation expense being recorded for grants of stock or stock options on or after October 1, 2005.

BRANDED MEDIA CORPORATION

Notes to Financial Statements (continued)

Concentration of Credit Risk

The Company believes it is not exposed to any significant credit risk with cash and cash equivalents. The Company maintains its cash with a high credit quality financial institution. Each account is secured by the Federal Deposit Insurance Corporation up to $100,000.

Segment Reporting

The Company has two reporting segments that provide different products or services which fall under SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information”. One segment relates to marketing services that has recently launched multi-media platforms to expose the Company’s clients’ brands or products. The categories of revenue include television production and distribution, book publishing and merchandising. The other segment enters into contracts with advertising agencies to rent client advertising space in “place-based media units” (displays) in airline clubs and lounges.

Revenue Recognition

The Company recorded no revenue for the years ended September 30, 2005 and 2004. For the nine months ended June 30, 2006, substantially all of the revenue recorded was generated by the Company’s EMN subsidiary.

EMN enters into contracts with advertising agencies to rent their clients advertising space in “place-based media units” (displays) in airline clubs and lounges. Fees are invoiced to advertising agencies for displays. Payments from the agencies for such displays are made net of a 15% amount in payment for their work in developing the advertisements and cost of the displays. The terms of the Company’s agreements with its airline customers range from three to five years. The Company is responsible for all of the costs of operating and managing the displays and shares the revenue with its airline partners. Generally, the Company remits one-half of the net monies received from the advertising agencies to the respective airline carrier in payment for the display space rental.

Revenue is presented on a net basis in the statement of operations. In accordance with Emerging Issues Task Force (“EITF”) 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.” The Company assessed whether the supplier, the agency or EMN is the primary obligor. The Company evaluated the terms of client agreements as part of this assessment and gave appropriate consideration to other key indicators such as latitude in establishing price, discretion in supplier selection and credit risk to the vendor. A significant part of EMN’s cost of sales are paid out to the airlines in the form of revenue sharing payments in connection with the activities similar to that of advertising agencies where industry practice is generally to record revenue on a net basis.

Branded Media will recognize revenue under the guidance provided by Statement of Position (SOP) No. 00-2, “Accounting by Distributors or Producers of Films”, and Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition”. The SOP requires, among other things, that an entity should recognize revenue from a sale or licensing arrangement of a film when all of the following conditions are met:

•	Persuasive evidence of a sale or licensing arrangement with a customer exists.

•	The film is complete and, in accordance with the terms of the arrangement, has been delivered or is available for immediate and unconditional delivery.

•	The license period of the arrangement has begun and the customer can begin its exploitation, exhibition, or sale.

•	The arrangement fee is fixed or determinable.

•	Collection of the arrangement fee is reasonably assured

BRANDED MEDIA CORPORATION

Notes to Financial Statements (continued)

If any one of the preceding conditions is not met, the Company will defer recognizing revenue until all of the conditions are met.

If a licensing arrangement covering a single film provides for a flat fee, then the amount of that fee is considered fixed and determinable. In such instances, the Company will recognize the entire amount of the license fee as revenue when it has met all of the other revenue recognition conditions.

The Company’s fee arrangement may be based on a percentage or share of a customer’s revenue from the exhibition or other exploitation of a film. In such instances, and when all of the other revenue recognition conditions are met, the Company will recognize revenue as the customer exhibits or exploits the film.

A portion of the Company’s revenue stream will be derived from licensing rights to third parties to sell merchandise based on name, image and related marks. Revenue from these activities will be recognized when all of the following conditions are met: (i) pervasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the price to the licensee or buyer is fixed or determinable; and (iv) collectibility is reasonably assured. Licensing advances are deferred until earned under the licensing agreement.

Film Costs

Branded Media’s film costs consist of production overhead and production period interest capitalization. Participation costs include contingent compensation paid to creative talent such as actors, writers, or other entities from whom distribution rights are licensed. The costs are accrued based on contractual formulas and by contingent amounts due under the provisions of certain agreements. Amortization of capitalized film costs and accrual of participation costs commences when the company begins to recognize revenue from a film as specified under SOP 00-2. All advertising, exploitation and marketing costs will be expensed as incurred.

Financial Instruments

The Company evaluates its convertible debt, options, warrants and other contracts to determine if those contracts or embedded components of those contracts should be accounted for separately as derivatives under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” and related interpretations including EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”. The result of this accounting treatment is that the fair value of the embedded derivative is marked-to-market at each balance sheet date and recorded as a liability. In the event that the fair value is recorded as a liability, the change in fair value is recorded in the consolidated statement of operations as other income or expense. Upon conversion or exercise of a derivative instrument, the instrument is marked to fair value at the conversion date and then that fair value is reclassified to equity.

In circumstances where the embedded conversion option in a convertible instrument is required to be bifurcated and there are also other embedded derivative instruments in the convertible instrument that are required to be bifurcated, the bifurcated derivative instruments are accounted for a single, compound derivative instrument.

The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. Equity instruments that are initially classified as equity that become subject to reclassification under SFAS 133are reclassified to liability at the fair value of the instrument on the reclassification date. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument is expected within 12 months of the balance sheet date.

BRANDED MEDIA CORPORATION

Notes to Financial Statements (continued)

Beneficial Conversion Feature of Debt

In accordance with Emerging Issues Task Force No.98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios”, and No.00-27, “Application of Issue No.98-5 to Certain Convertible Instruments,” the Company recognizes the value of conversion rights attached to convertible debt and equity instruments. These rights give the instrument holder the immediate ability to convert debt into common stock at a price per share that is less than the trading price of the common stock to the public. The beneficial value is calculated based on the market price of the stock at the commitment date in excess of the conversion rate of the debt and related accruing interest and is recorded as a discount to the related debt and an addition to additional paid-in capital. The debt discount is amortized and recorded as interest expense over the remaining outstanding period of related debt. Upon conversion of the debt to equity, any remaining unamortized discount is charged to interest expense.

The Company has allocated the proceeds received from convertible debt instruments between the underlying debt instrument and the detachable warrants and has recorded the discount on the debt instrument due to a beneficial conversion feature as a deferred charge. This deferred charge is being amortized to interest expense over the life of the related debt instruments.

Beneficial Conversion Feature and Cumulative Dividends

The issuance of Series A mandatorily redeemable convertible preferred stock resulted in a beneficial conversion in accordance with EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Ratios and EITF 00-27, Application of Issue No. 98-5 to Certain Convertible Securities. The beneficial conversion feature is accreted ratably over the mandatory redemption period with a charge to additional paid-in capital. The holders of the preferred stock are entitled to receive cumulative dividends. Unpaid dividends on the preferred stock are accrued from the issuance date. The accretion and cumulative accrued dividends are credited to the carrying value of the security.

Fair Value Disclosure

The fair value of financial instruments is the amount for which the instrument could be exchanged in a current transaction between willing parties. As of June 30, 2006 and September 30, 2005, the carrying values of cash and cash equivalents and notes payable approximated their respective fair values because of the short duration of these instruments.

3. Going Concern

To date, the Company has dedicated substantially all of its financial resources to developing its client’s brands. On October 21, 2005, the Company closed on the acquisition of EMN and has begun positioning its brands to generate revenues from product sales in multiple channels of distribution such as retail chains, specialty retail and corporate marketing partners. The Company completed a sale and issuance of 220,000 shares of Series A Preferred Stock on October 11, 2005 raising proceeds of $2.2 million for the primary purpose of acquiring EMN.

The accompanying financial statements have been prepared on a basis which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company incurred a net loss of $14.2 million for the nine months ended June 30, 2006 and $24.1 million for the year ended September 30, 2005 and has a working capital deficiency of $25.4 million at June 30, 2006 and $1.8 million at September 30, 2005 and a stockholders’ deficit of $(22.5) million at June 30, 2006 and $1.9 million at September 30, 2005 and expects that it will incur additional losses in the immediate future. To date the Company has financed operations primarily through sales of its equity securities and issuance of debt instruments to related and unrelated parties. In June 2006, the Company completed a private placement of units of convertible debentures with detachable warrants to

BRANDED MEDIA CORPORATION

Notes to Financial Statements (continued)

accredited investors (the “June 2006 Bridge Financing”). The private placement was for $7,000,000 in total units, consisting of $3,375,000 of units for cash and $3,625,000 of units for conversions from existing debenture and preferred stock holders. Each unit consisted of (i) $62,500 of 8% Secured Convertible Debentures, initially convertible into 250,000 shares at a conversion price of $0.25 per share and due December 1, 2006, and (ii) warrants to purchase 250,000 shares of Common Stock at an exercise price of $0.50 per share, expiring June 1, 2011.

Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future, raise additional capital through the issuance of debt and sale of its common or preferred stock and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining financing on terms acceptable to the Company. The outcome of these matters cannot be predicted with any certainty at this time. These factors raise substantial doubt that the company will be able to continue as a going concern. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

The audit report prepared by our independent registered public accounting firm relating to our financial statements for the year ended September 30, 2005 includes an explanatory paragraph expressing the substantial doubt about our ability to continue as a going concern.

4. Restatement of Financial Statements

During the course of preparing the Company’s financial statements for inclusion in Form 10-SB, the Company received a comment letter from the Securities and Exchange Commission asking for additional information regarding the Company’s valuation of its Film, Television and Music Library (“The Library”) as well as the valuation of the Company’s non-monetary transactions which occurred over a one year period prior to the Company’s common stock initial trading commencement date in October 2004 on the pink sheets. Upon review of the aforementioned transactions the Company has determined that it had accounted for these transactions in error.

Previously, the Company valued its Library using valuations determined by the Company and performed annual impairment tests. It was amortizing the cost under the straight-line method over its estimated useful life. Upon subsequent review, this was determined to be incorrect treatment and not in accordance with the guidance of SOP 00-2. This statement requires that ultimate revenue include estimates of revenue only if persuasive evidence exists that such revenue will occur, or if an entity can demonstrate a history of earning such revenues. Because of the lack of a demonstrated history of earning such revenue in recent years and persuasive evidence from licensing arrangements to support future revenue projections from The Library at September 30, 2004, the Company fully impaired the library. The Company has restated its Balance Sheet as of September 30, 2004 and the Statements of Operations and Shareholders’ Deficit for the year then ended to correctly reflect the Library as fully impaired.

In addition, previously, the Company valued all of its non-monetary transactions which occurred over a one year period prior to the Company’s common stock initial trading commencement date in October 2004 on the pink sheets whereby the common stock was freely tradable, less a discount. Upon subsequent review, this was determined not to be in accordance with the guidance of paragraphs 8 through 10 of FAS 123, “Accounting for Stock-based Compensation.” Under the corrected method the valuations will be made on a contemporaneous basis which should reflect these types of transactions at a more reliable measurement of the fair value of consideration received or the fair value of the equity instruments issued. These transactions included equity instruments issued for non-employee consulting services, an acquisition of intellectual property and a forbearance fee.

BRANDED MEDIA CORPORATION

Notes to Financial Statements (continued)

The following is a summary of the line items impacted by the Restatement for the 2004 Balance Sheet and the 2004 Statements of Operations and Shareholders’ Deficit:

	As Previously Reported	Adjustments		Restated
September 30, 2004
Net Film, Television and Music Library	$1,217,648	$(1,217,648	)(1)	$—
Brand name	184,047	(149,047	)(2)	35,000
Total assets	1,497,670	(1,366,695)		130,975
Deficit	(13,969,879)	7,370,605		(6,599,274)
Additional Paid-in capital	12,717,672	(8,737,300)		3,980,372
Total shareholders’ deficit	(1,234,973)	(1,366,695)		(2,601,668)

September 30, 2004
Impairment of trademarked brand name	$5,765,953	$(5,765,953	)(2)	$—
Selling, general and administrative	3,104,569	(2,535,000	)(3)	569,569
Interest expense	355,860	(287,300	)(4)	68,560
Depreciation	276,752	(270,587	)(5)	6,165
Earnings per share	$(1.27)	$1.18		$(0.09)

September 30, 2003
Accumulated Deficit	$(4,466,744)	$(1,488,236)		$(5,954,980)

(1)	Represents an impairment in full on a historical basis relating to the film, television and music library
(2)	Represents change in value of a non-monetary transaction relating to the trade marked brand name
(3)	Represents change in value of a non-monetary transaction relating to common shares given to the CEO prior to hiring for consulting services
(4)	Represents change in value of a non-monetary transaction relating to loan forbearance fee
(5)	Represents a reversal of amortization on the film television music library impairment

5. Acquisition of Executive Media Network

On October 21, 2005, the Company executed a Stock Purchase Agreement to acquire Executive Media Network (EMN) by purchasing all of the outstanding shares of common stock of EMN in exchange for $2,200,000 cash, a promissory note for $350,000 and a warrant to purchase 1,000,000 shares of common stock valued at $500,000 (refer to succeeding paragraph) totaling $3,050,000. Marketing contracts (identified intangible) acquired were valued at $1,398,000, and the remaining purchase price was allocated to net tangible assets and goodwill. The marketing contracts are being amortized over a five year period using the straight-line method. The promissory note bears interest at 8.0% per annum and was due on November 15, 2005.

The note was extended with a default interest rate of an additional 1.0% per month and an entitlement to the note holder to receive 50.0% of the net cash flow of EMN until March 1, 2006, when the note was due. The note continues to remain due on demand. In connection with the purchase, an employment agreement was entered into with an executive of EMN, which is described in Note 12. Under the employment agreement, the Company issued a warrant to the executive to purchase 1,000,000 shares of common stock at $0.50 per share which may be exercised within ten years. The warrant was fair valued at $.50 per share or $500,000 using the Black Scholes model using a risk free rate interest rate of 4.39% and a volatility of 267.67% and was accounted for as an increase in the purchase price for EMN. There were no voting equity interests acquired.

BRANDED MEDIA CORPORATION

Notes to Financial Statements (continued)

EMN utilizes poster-size advertisements in executive lounges at airports as its platform for exposing clients’ products and brands to the public. EMN sells poster advertisements to its clients and shares the revenue with its airline partners.

EMN enables airline carriers to defray the costs of operating their club lounges by creating incremental and ancillary revenue streams. In most cases, EMN provides a turnkey revenue program whereby EMN absorbs all the costs of operating and managing the media display network and shares the revenue with its airline partners. EMN also provides advertisers with a level of accountability with documented passenger traffic from its airline partners.

The acquisition was accounted for under the purchase method of accounting. The operating results of the acquired business have been included in the consolidated statements of operations, financial condition and cash flows from October 1, 2005 (the assumed acquisition date) through June 30, 2006.

A summary of the allocation of the purchase price is as follows:

Purchase price:
Cash paid for acquisition,	$2,200,000
Note payable to seller	350,000
A warrant to purchase 500,000 shares of common stock	500,000

$3,050,000

Purchase price allocation:
Cash	$90,831
Current assets	266,652
Marketing contract agreements	1,398,000
Goodwill	1,682,335

Total assets	3,437,818
Current liabilities	(387,818)

Fair value of net assets	$3,050,000

The following pro forma historical results of operations for the years ended September 30, 2005 and 2004 are presented as if the Company had acquired EMN on October 1, 2003.

Statements of Operations

Year Ended September 30, 2005
Revenues	$1,431,993
Net loss	$(24,224,890)

Basic and diluted
Loss per common share	$(0.93)
Weighted average common shares outstanding:
Basic and diluted	26,033,770

The unaudited pro forma financial information is presented for informational purposes only and does not purport to represent what the operating results actually would have been had the acquisition occurred on that date.

BRANDED MEDIA CORPORATION

Notes to Financial Statements (continued)

6. Recently Issued Accounting Pronouncements

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets - an Amendment of FASB Statement No. 140” (“SFAS No. 156”). SFAS No. 156 provides guidance on the accounting for servicing assets and liabilities when an entity undertakes an obligation to service a financial asset by entering into a servicing contract. This statement is effective for all transactions in fiscal years beginning after September 15, 2006. The Company does not expect that the adoption of SFAS No. 156 will have a material impact on our consolidated financial condition or results of operations.

In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments - an Amendment of FASB Statements No. 133 and 140” (“SFAS No. 155”). SFAS No. 155 allows financial instruments that contain an embedded derivative and that otherwise would require bifurcation to be accounted for as a whole on a fair value basis, at the holders’ election. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. This statement is effective for all financial instruments acquired or issued in fiscal years beginning after September 15, 2006. The Company does not expect that the adoption of SFAS No. 155 will have a material impact on our consolidated financial condition or results of operations.

In November 2005, the FASB issued Staff Position No. FAS 115-1 and FAS 124-1, “The Meaning of Other Than Temporary Impairment and its Application to Certain Investments” (the “FSP”). The FSP provides accounting guidance for determining and measuring other-than-temporary impairments of debt and equity securities, and confirms the disclosure for investments in unrealized loss positions as outlined in EITF 03-01, “The Meaning of Other-Than-Temporary Impairments ands its Application tom Certain Investments”. The FSP is effective for all reporting periods beginning after December 15, 2005 and will not have a material impact on our financial position or cash flows.

In June 2005, the FASB issued SFAS No.154, “Accounting Changes and Error Corrections”, a replacement of APB No.20, “Accounting Changes” and FASB Statement No.3 “Reporting Accounting Changes in Interim Financial Statements”. SFAS No.154 applies to all voluntary changes in accounting principle and changes in requirements for, and reporting of, a change in accounting principle. Previously, most voluntary changes in accounting principles were required to be recognized by way of a cumulative effect adjustment within net income during the period of the change. SFAS No.154 requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. SFAS No.154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The implementation of SFAS No.154 is not expected to have a material impact on the Company’s consolidated financial statements.

In March 2005, the FASB issued FIN No. 47, “Accounting for Conditional Asset Retirement Obligations - an interpretation of FASB Statement No. 143 “Accounting for Asset Retirement Obligations (“SFAS No. 143”)” (“FIN 47”). FIN 47 clarifies that the term conditional asset retirement obligation as used in SFAS No. 143, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The liability for the conditional asset retirement obligation should be recognized when incurred. This Interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for fiscal periods beginning after December 15, 2005, and we will adopt this provision, as applicable, during fiscal year 2006. The Company does not anticipate the effects of this statement will materially affect its financial position or cash flows.

BRANDED MEDIA CORPORATION

Notes to Financial Statements (continued)

7. Property and Equipment

Property and equipment at June 30, 2006 and September 30, 2005 consisted of the following:

	June 30, 2006	September 30, 2005
	(Unaudited)
Equipment	$17,727	$17,727
Furniture and fixtures	75,304	75,304
Leasehold improvements	5,892	5,892

	98,923	98,923
Less accumulated depreciation	(43,604)	(32,946)

	$55,319	$65,977

Depreciation expense was $10,658 and $5,650 for the nine months ended June 30, 2006 and 2005 and $14,211 and $6,165 for the years ended September 30, 2005 and 2004, respectively.

8. Intangible Assets

The fair value of marketing contracts acquired in the EMN acquisition was $1,398,000. The useful life of this intangible asset is estimated to be five years. Amortization expense recorded for the period ended June 30, 2006 was $186,400.

Additionally, intangible assets consist of the Branded Media intellectual property (Trademark) acquired in July 2004. The Company issued 3,500,000 million shares of common stock to a third party valued contemporaneously at $0.01 per share or $35,000 in exchange for the Trademark. The Trademark has been determined to have an indefinite life and is not being amortized, but rather tested annually for impairment or whenever events indicate there may be a potential risk of impairment.

Intangible assets consist of the following:

	June 30, 2006	September 30, 2005
	(Unaudited)
Marketing contracts	$1,398,000	$—
Less: Accumulated amortization	(186,400)	—

	1,211,600	—
Trademark	35,000	35,000

	$1,246,600	$35,000

Expected amortization of the marketing contracts over the next five years is as follows:

Twelve months ending June 30,	Amount
2007	$279,600
2008	279,600
2009	279,600
2010	279,600
2011	93,200

$1,211,600

BRANDED MEDIA CORPORATION

Notes to Financial Statements (continued)

9. Notes and Loans Payable and related party transactions

	June 30, 2006	September 30, 2005
	(Unaudited)
Demand promissory notes bear interest at 12% per annum	$170,000	$170,000
Nine convertible notes payable to unrelated individuals are payable on demand and bear interest of 12% per annum. (Net of unamortized discount of $0 and $633,570 at June 30, 2006 and September 30, 2005	—	616,430

Total Notes and loans payable	$170,000	$786,430

Notes held by related parties are payable on demand and bearing interest ranging from 0% to 21% per annum	$43,332	$239,415
Accrued interest expense on notes held by related parties	—	102,565
Loan payable to a related party payable on demand and bears no interest. This obligation was fully repaid in November 2005 in exchange for 400,000 shares of the Company’s common stock	—	103,434

Total Due to related parties	$43,332	$445,414

During the period March 2005 through September 2005, the Company received proceeds totaling $1,250,000 in exchange for twelve convertible notes. These notes bear interest at 12% per annum and were due at the earlier of 30 days after closing of $5 million in financing or 12 months from the date of the notes, which mature through September 2006. These notes, which were issued together with warrants to purchase the Company’s common stock, were convertible into shares of Company Stock and included beneficial conversion privileges. The conversion price specified in the notes is $.50 per common share. As a result, the Company has recorded a discount on debt relating to this transaction in the amount of $657,801 which will be amortized to interest expense over the respective terms of the debt instrument. A relative fair value of approximately $311,328 was ascribed to the 625,000 common shares underlying the twelve warrants fair valued at $.43 - $.85 per share with the Black Scholes model, with a risk free rate of 3.70-4.45% and a volatility range between 120.10% and 303.62%, which were issued as part of this transaction. The relative fair value is amortized to interest expense over the terms of the debt instruments.

On January 16, 2006, the Company amended certain convertible notes totaling $200,000 with a related party. Subsequent to the amendment, the holder immediately converted the notes to 20,000 shares of Series A preferred Stock of the Company also valued at $200,000.

The Company recognized deferred financing costs in connection with the convertible notes.

	June 30, 2006	September 30, 2005
	(Unaudited)
Total financing costs incurred	$188,000	$188,000
Less: accumulated amortization	(188,000)	(62,990)

	$—	$125,010

On June 1, 2006, certain holders converted outstanding convertible debt for new debenture units (see note 10) under the June 2006 Bridge Financing Agreement, and agreed to waive claims to interest or other payments due there under, and cancel all warrants to purchase common stock issued under the existing convertible debt. Related party debt and unrelated party debt of $475,000 and $350,000, respectively, was converted to new units under the terms of the new debenture issue. In addition, the Company used proceeds from the new debenture issuance to pay down related party debt and unrelated party debt of $225,000 and $385,000, respectively.

BRANDED MEDIA CORPORATION

Notes to Financial Statements (continued)

10. Convertible Debentures

On June 1, 2006, the Company completed a private placement of 112 units of convertible debentures with detachable warrants to accredited investors (the “June 2006 Bridge Financing”). The Units, valued at $7,000,000, consisted of cash from investors totaling $3,375,000 as well as non-cash conversions into new debenture units totaling $3,625,000 from holders of existing debentures and preferred stock. Each unit consisted of (i) $62,500 of 8% Secured Convertible Debentures, convertible into 250,000 shares at a conversion price of $0.25 per share and due December 1, 2006, and (ii) warrants to purchase 250,000 shares of Common Stock at an exercise price of $0.50 per share, expiring June 1, 2011. Under the terms of the placement, if the Company completes a private placement of shares at a price per share less than the warrant exercise price or debenture conversion price at any time when a debenture or warrant is outstanding, then the holders will have the right to convert their debenture or exercise their warrant at a 10% discount to the purchase price of the shares issued in such private placement.

The debenture is a hybrid instrument which contains both freestanding derivative financial instruments and more than one embedded derivative feature which would individually warrant separate accounting as a derivative instrument under SFAS 133. The freestanding derivative instruments include the warrant, which was valued individually, and totaled $18,278,725 at the issue date, $7,000,000 charged to discount on debt (limited to face value), $11,278,725 charged to interest expense. The various embedded derivative features have been bundled together as a single, compound embedded derivative instrument that has been bifurcated from the debt host contract, referred to as the “Compound Embedded Derivative Liability”. The single compound embedded derivative features include the conversion feature within the notes and the conversion reset feature. The value of the single compound embedded derivative liability was bifurcated from the debt host contract and recorded as a derivative liability, which resulted in a reduction of the initial carrying amount (as unamortized discount) of the notes. The unamortized discount is amortized to interest expense using the effective interest method over the life of the note.

In order to comply with U.S. GAAP, the Company reclassified previously issued warrants from additional paid in capital to liabilities effective on June 1, 2006 to reflect the fact that the Company may not have sufficient authorized and un-issued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding. The warrants were valued at $8,757,348 on June 1, 2006.

In accordance with EITF 00-19, “Accounting for Derivative Financial Instruments Indexed To, and Potentially Settled In, a Company’s Own Stock”, the Company has allocated a portion of the offering proceeds to the warrants based on their fair value. EITF 00-19 also requires that the Company revalue the warrants as a derivative instrument periodically to compute the value in connection with changes in the underlying stock price and other assumptions, with the change in value recorded as other expense or other income. At June 30, 2006, $3,161,751 was charged as a gain because of change of fair market value.

The Company recognized deferred financing costs of $345,835 in connection with the June 2006 Bridge Financing and amortized $57,639 of costs in the month of June, 2006.

BRANDED MEDIA CORPORATION

Convertible Debentures

	Debenture	Financial Instruments
Secured Note Payable	$7,000,000.00	$—
Derivative Liability - Compound Embedded Derivatives within Note	—	5,687,415
Derivative Liability - Common Stock Warrants	—	12,591,310
Recognition of derivative liability for existing warrants	—	8,757,348
Change in fair value of derivative liability for existing warrants	—	(970,580)
Mark-to-market warrants	—	(515,848)
Mark-to-market, compound embedded derivative	—	(1,675,323)
Discount on Note Payable	6,261,460.00	—
Totals	$738,540.00	$23,874,322

BRANDED MEDIA CORPORATION

Notes to Financial Statements (continued)

11. Long-Term Sales Contracts

On April 1, 2006 EMN executed an exclusive advertising sales agreement expiring March 31, 2011 with a subsidiary of United Airlines (“United”), pursuant to which EMN will place advertising units in high traffic areas of United’s Red Carpet Clubs. EMN will be required to make fixed monthly payments to United during the term of the agreement. The Company will record a deferred cost as an asset and an obligation at an amount equal to the present value of the minimum payments at the beginning of the term.

Future minimum annual guaranteed payments are as follows for the twelve months ending June 30,

2007	$437,583
2008	$575,250
2009	$708,000
2010	$708,000
2011	$531,000

On May 8, 2006, EMN executed an exclusive advertising sales agreement expiring October 31, 2013 with Delta Airlines (“Delta”), pursuant to which EMN will place advertisements in Delta’s passenger lounges. Under the terms of the agreement, EMN will place advertisements in airline lounges through the use of poster advertisements as well as video advertisements. EMN will be required to make monthly payments equal to an agreed upon minimum annual amount during the term of the agreement. The Company will record a deferred cost as an asset and an obligation at an amount equal to the present value of the minimum payments at the beginning of the term.

Future minimum annual guaranteed payments are as follows for the twelve months ending June 30,

2007	$500,000
2008	$611,111
2009	$689,889
2010	$800,000
2011	$844,444
2012 and thereafter	$2,122,222

12. Commitments

The Company leases office space under an operating lease, which expires in March 2012, which requires minimum annual rent totaling $60,000. The Company needed additional office space to administer its business operations and modified the original agreement to lease additional space on February 16, 2005. The modification requires additional rent of $55,800 annually with no change in the expiration date. In addition, the Company also pays its proportionate share of the landlord’s operating expenses.

BRANDED MEDIA CORPORATION

Notes to Financial Statements (continued)

Twelve months ending June 30,	Amount
2007	$118,800
2008	127,800
2009	127,800
2010	127,800
2011	127,800
Thereafter	95,850

$725,850

Rent expense (inclusive of amortization of straight-line lease expense) for the nine months ended June 30, 2006 was $189,791, including EMN, and for the years ended September 30, 2005 and 2004 was $145,408 and $74,266, respectively.

In 2004 and 2005, the Company entered into employment agreements with certain executive officers. Commencing in the calendar year of 2005, these executive officers are entitled to an annual base compensation of approximately $1,035,000 in the aggregate, plus bonus for the remaining term, and entitled to all employee benefits offered by the Company to its senior executives and key management employees. The executives receive an annual bonus in accordance with their employment contracts provided, that the annual bonus in any given year shall be no less than ten (10%) of Executive’s Base Salary with respect to such year. The agreements are for a four-year term.

Future minimum payments of base salaries relating to the employment agreements are as follows:

Twelve months ending June 30,	Amount
2007	$1,316,668
2008	1,566,667
2009	1,041,667
2010	62,500

$3,987,501

On October 21, 2005, in connection with the purchase of EMN, the Company entered into a three year employment agreement with an executive of EMN which entitles such individual an annual base compensation commencing at $300,000 per annum, escalating at $50,000 per annum thereafter, and all employee benefits offered by the Company to its senior executives and key management executives. The executive is entitled to a bonus when certain cash flow objectives are met in such year, but will receive a minimum bonus of not less than 10% of the current base year salary.

In June 2005, the Company executed a consulting contract with a financial services company which requires compensation of monthly issuance of the Company’s common stock for a value totaling $40,000. The contract expired in June 2006. Services include business and financial planning for corporate organization, structure, debt and equity financing.

13. Equity transactions

All prices for common stock issuances were valued using the market value price at the date of issuance. The fair value of warrants issued to purchase shares of common stock was determined by using the Black Scholes model. The risk free interest rate ranged from 3.7% to 5.21% and a weighted average volatility of 189.2%.

BRANDED MEDIA CORPORATION

Notes to Financial Statements (continued)

Warrants issued to employees and non-employees during the period October 1, 2005 to June 30, 2006 can be converted to 34,639,333 shares of common stock. There were 83,333 warrants with an exercise price of $0.01 and 34,556,000 warrants with exercise prices ranging from $0.29 to $1.00 that have a weighted-average exercise price of $0.01 and $0.29, and a weighted-average remaining contractual life of approximately 4.50 and 5.18 years.

Fiscal Year 2006

On October 17, 2005, the Company issued 67,796 restricted shares of common stock valued at $.59 per share to a consulting firm for services rendered during the month of September 2005.	$40,000
On November 16, 2005, the Company issued 60,000 shares of restricted common stock to a consultant for outside services. The restricted stock was valued at $0.30 per share.	18,000
On December 16, 2005, the Company issued 283,873 restricted shares of common stock with prices ranging between $.33 and $.72 per common share to a consulting firm for services rendered during the months of October, November and December 2005.	120,000
On February 16, 2006 the Company issued 16,547 shares of Common stock to consultants for services rendered. The transaction was valued at $0.35 per share and was recorded as a consulting expense.	5,760
On June 9, 2006 the Company issued 22,222 shares of Common stock to consultants for services rendered. The transaction was valued at $0.40 per share and was recorded as a consulting expense.	8,889

$192,649

On November 16, 2005, debt was extinguished for a loan payable to an entity owned and controlled by a related party. The obligation was non-interest bearing and payable on demand. The debt was extinguished in exchange for 400,000 shares of restricted stock valued at $0.26 per share.	$103,440

On January 20, 2006, the Company issued a warrant to an unrelated outside debtholder to purchase 250,000 shares of common stock in consideration for granting the Company forbearance on debt originally due December 31, 2005 to March 29,2006. On June 1, 2006, $50,000 of principal was paid down and the remaining 200,000 was converted to a new debenture. The transaction was valued at $.48 per share using the Black Scholes model. The warrants can be exercised at any time on or before January 20, 2011. The transaction was recorded as interest expense in the consolidated statement of operations.	120,000
On February 16, 2006, in consideration for a forbearance from three unrelated debtholders, the Company agreed to issue 15,000 shares of common stock. The debt holders agree to forebear and not demand repayment of principal and accrued interest until October 1, 2006. The transaction was recorded as interest expense in the consolidated statement of operations at $.40 per common share.	6,000

$126,000

On March 1, 2006, the Company sold 300,000 shares of common stock to an unrelated party at $.50 per share. The Company received $26,980 in cash and a note due August 31, 2006 for the balance.	$26,980

On March 17, 2006, the Company issued a warrant to an unrelated debt holder to purchase 150,000 shares of common stock in consideration for granting the Company a forbearance on convertible debt originally due on March 16, 2006. The transaction was valued at $.44 per share using the Black Scholes model and was recorded as interest expense in the consolidated statement of operations. The warrants may be exercised at any time on or before March 17, 2011.	$66,000

BRANDED MEDIA CORPORATION

Notes to Financial Statements (continued)

On April 4, 2006 we issued a warrant to a related party debtholder to purchase 75,000 shares of common stock in consideration for granting us a forebearance for the payment of debt originally due on December 31, 2005. The debtholder subsequently agreed to extend the due date to March 29, 2006. On June 1, 2006, $150,000 of principal was paid down and the remaining $200,000 of principal was converted to 3.2 debenture units under the June 2006 Bridge Financing. The warrant was valued at $0.60 per share or $44,494 using the Black Scholes model. The warrant may be exercised at any time between now and April 4, 2011.

$44,994
$44,984

On June 1, 2006 the Company issued warrants to purchase 100,000 shares of the Company’s common stock to two unrelated parties in lieu of interest due on convertible notes. The warrants were valued at $0.45 per share or $44,984 using Black-Scholes and will be recorded as interest expense in the consolidated statement of operations. Principal payments totaling $100,000 were made on June 1, 2006 to these parties. The warrants may be exercised at any time between now and June 1, 2011.

On June 23, 2006 the Company agreed to grant 125,000 shares of common stock to an unrelated party to forebear and not demand repayment of principal and accrued interest until December 1, 2006. The shares were issued on July 7, 2006. In addition, the Company issued a warrant to purchase 500,000 shares of common stock. The warrants were valued at $0.42 per share or $209,971 using the Black Scholes model and transaction will be recorded as an expense in the consolidated statement of operations. The warrant may be exercised at any time between now and June 23, 2011.	$209,971
$365,949

On November 15, 2005, the Company issued warrants to two directors fair valued at $.47 and $.50 per share to purchase a total of 500,000 shares of common stock. The warrants can be exercised at any time before November 15, 2010.	$242,500
On November 18 and 30, 2005, and on January 20, 2006 the Company raised proceeds of $2,500, $4,000 and $2,000, respectively from the issuance of three promissory notes to a related party. No interest accrues on the notes. In consideration for the notes, the Company issued warrants fair valued at $.30, $.38 and $.32 per share to purchase shares of common stock of 2,500, 4,000 and 2,000 shares, respectively. The warrants can be exercised at any time before November 2010 and January 2011.	2,910

$245,410

On October 21, 2005, the Company executed a Stock Purchase Agreement to acquire Executive Media Network (EMN) by purchasing all of the outstanding shares of common stock of EMN in exchange for $2,200,000 cash, a promissory note for $350,000 and a warrant to purchase 1,000,000 shares of common stock valued at $500,000 (refer to succeeding paragraph) totaling $3,050,000.	$500,000

BRANDED MEDIA CORPORATION

Notes to Financial Statements (continued)

In October 2005, the Company designated 600,000 shares of mandatorily redeemable convertible Series A preferred stock in order to raise $6,000,000 at $10.00 per share under a private placement. During the nine months ended June 30, 2006, the Company received proceeds from the sale of mandatorily redeemable convertible Series A preferred stock totaling $2,800,000. The preferred stock is convertible into shares of common stock and includes beneficial conversion privileges. As a result, the Company has recorded a discount on preferred stock relating to this transaction of $2,176,891, which will be amortized to additional paid-in-capital over a five year period. A relative fair value of $535,100 was ascribed to warrants to purchase 1,300,000 common shares which were issued as part of this transaction. The relative fair value is amortized to additional paid-in-capital over a five year period. In addition, issuance costs totaling $259,000 relating to this transaction are amortized to additional paid-in-capital.

$2,176,891

$535,100

$(259,000)

On June 1, 2006, holders converted all outstanding Series A Preferred Stock for new debenture units issued under the June 2006 Bridge Financing Agreement, and agreed to waive claims to interest or other payments due there under, and cancel all warrants to purchase common stock. (See note 15).	$(2,496,059)

On December 13, 2005, the Company issued a warrant to purchase 83,333 shares of common stock to a consultant as consideration for accounting services performed in 2005.	$41,667
On February 13, 2006, the Company cancelled $1 million shares of common stock under a Regulation D, Rule 504 offering from a certain institutional investor, the proceeds of which was $1,000.	$—
On June 1, 2006, the Company issued a warrant to purchase 150,000 shares of common stock to a consultant as consideration for services related to the offering of convertible notes. The warrant was valued at $0.45 per share.	$67,470

$109.137

In June 2006, under the June 2006 Bridge Financing Agreement, the Company settled accrued compensation and notes obligations with certain officers and directors and credited the amount due to additional paid-in-capital.	$945,535

In order to comply with U.S. GAAP, the Company had to reclassify previously issued warrants from additional paid in capital to liabilities effective on June 1, 2006 to reflect the fact that the Company may not have sufficient authorized and un-issued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding. The warrants were valued at $8,757,348 on June 1, 2006.

Fiscal Year 2005

Between November 4, 2004 and September 9, 2005 the Company issued 1,279,683 shares of our common Stock for legal and professional services rendered. The issuance prices ranged from $0.60 to $2.05 per common share.	$1,485,078

On April 15, 2005 the Company issued 600,000 shares of common stock in accordance with a payment of a note payable in the amount of $200,000. The stock was valued at $342,000, which resulted in a charge to operations totaling $142,000 as a loss on extinguishment of debt. The issue price was $.57 per common share.	$342,000

Between October 12, 2004 and March 24, 2005 the Company received $890,000 of gross proceeds from the issuance of 10,555,000 (10,106,627 after cancellations) shares of common stock in ten separate Regulation D Rule 504 offerings to certain institutional investors. The Company recorded a note receivable for $20,000 due, which was subsequently settled via the return of 100,000 shares of our stock in July, 2005. The issuance prices ranged from $.026 to $.50 per common share.	$890,000

BRANDED MEDIA CORPORATION

Notes to Financial Statements (continued)

In accordance with the terms of four executive employment agreements, the Company issued warrants to the executive officers to purchase six million (6,000,000) shares of the Company’s common stock at an exercise price of $0.01 per share, which may be exercised at any time on or before November 17, 2014 for three agreements and November 18, 2014 for the other agreement. The warrants were fair valued at $2.85 per share using the Black Scholes model.	$17,100,000
In consideration for promissory notes issued to certain related parties, we issued 197,500 warrants which were fair valued at $0.80 per share using the Black Scholes model.	158,000

$17,258,000

On June 30, 2005, the Company issued warrants to two of its executive officers to purchase 4,460,000 shares of common stock with an exercise price of $0.01 per share which may be exercised at any time before June 30, 2015. The issuance fully paid for their accrued salaries through December 31, 2004. The warrants were fair valued at $0.40 per share using the Black Scholes model.	$1,784,000
On January 3 and March 10, 2005, the Company issued warrants where the fair value ranged between $2.85 and $3.00 per share which may be exercised at any time before January 3 and March 10, 2015 to purchase a total of 200,000 shares of common stock to three consultants for services rendered.	$413,000
On March 31, 2005, the Company issued warrants to our Chairman of the Board of Directors fair valued at $.89 per share which may be exercised at any time before March 31, 2015 to purchase 250,000 shares of common stock.	222,500
On May 2, 2005, the Company entered into an employment agreement with the Director of Special Projects and Branding and issued warrants fair valued at $.80 per share which may be exercised at any time before May 2, 2015 to purchase 1,500,000 shares of common stock with an exercise price of $0.01 per share. The employment agreement became effective in September, 2005.	1,200,000
On July 19, 2005, the Company issued warrants to certain members of our Board of Directors fair valued at $.32 per share using the Black Scholes model which may be exercised at any time before July 19, 2010 to purchase 500,000 shares of common stock.	160,000
In connection with a bridge financing executed on September 2, 2005, the Company issued 50,000 warrants fair valued at $0.78 per share using the Black Scholes model.	39,000

$2,034,500

Warrants issued to employees and non-employees during the period October 1, 2004 to September 30, 2005 can be converted to 13,782,500 shares of common stock. There were 11,960,000 warrants with an exercise price of $0.01 and 1,822,500 warrants with exercise prices ranging from $0.29 to $1.00 that have a weighted- average exercise price of $0.01 and $0.60, and a weighted-average remaining contractual life of approximately 8.70 and 4.86 years.

During the period March 2005 through September 2005, the Company received proceeds totaling $1,250,000 in exchange for twelve convertible notes. These notes bear interest at 12% per annum and were due at the earlier of 30 days after closing of $5 million in financing or 12 months from the date of the notes, which mature through September 2006. As a result, the Company has recorded a discount on debt relating to this transaction in the amount of $657,801 which was amortized to interest expense over the respective terms of the debt instrument. A relative fair value of approximately $311,328 was ascribed to the 625,000 warrants fair valued at $0.43 - $0.85 per share using the Black Scholes model, which were issued as part of this transaction. The relative fair value is amortized to interest expense over the terms of the debt instruments. These notes were subsequently converted to the new debentures under the June 2006 Bridge Financing Agreement (see Note 10).

BRANDED MEDIA CORPORATION

Notes to Financial Statements (continued)

14. Income taxes

INCOME TAXES

The Company provides for federal and state income taxes in accordance with current rates applied to accounting income before taxes. The current and deferred provision for income taxes for the quarter ended June 30, 2006 and the years ended September 30, 2005 and 2004 is $0.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as the expected benefits of utilization of net operating loss carry-forwards. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or the net operating losses can be utilized. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment.

A valuation allowance has been provided for the entire net deferred tax asset due to the uncertainty surrounding the utilization of these deferred assets.

The Company’s provision for income taxes is based on estimated effective annual income tax rates. The provision may differ from income taxes currently payable because certain items of income and expense are recognized in different periods for financial statement purposes than for tax return purposes.

The Company has net operating loss carry-forwards for Federal purposes totaling approximately $19,000,000 that will fully expire in 2026. At the present time, the net operating loss carry-forwards for tax purposes may not be currently available as the Company is behind schedule in filing their federal income tax returns.

Significant components of the Company’s net deferred tax assets and liabilities at June 30, 2006 and September 30, 2005 are as follows

	6/30/2006	9/30/2005
Benefit of net operating loss carry-forwards	$8,186,147	$5,999,555
Issuance of Stock Warrants	$8,541,801	$8,418,359
Share-based compensation	0	56,169
Accrued officer salaries	767,120	767,120
Deferred compensation	177,375	104,275

Impairment of Film, Television and music Library	1,376,000	1,376,000
Amortization of Film Library	(1,123,732)	(1,054,932)
Effect of Rent Straight-Line Amortization	22,985	22,985
EMN Marketing Contract	(601,140)	—
EMN Marketing Contract Amortization	53,435	—

Beneficial conversion feature relating to convertible notes	(266,067)	(282,854)
Amortization of beneficial conversion features	228,312	97,218
Gain On Financial Instruments	(1,359,553)	—

Amortization of Deferred Contract Costs	111,789

Deferred tax asset - net of liabilities	16,114,463	15,503,895
Valuation allowance- deferred tax asset	$(16,114,463)	$(15,503,895)

Net Deferred tax asset	$0	$0

Change in valuation allowance	610,568	15,503,895

BRANDED MEDIA CORPORATION

Notes to Financial Statements (continued)

The Company evaluates the amount of deferred tax assets that are recorded against expected taxable income. As a result of this evaluation, the Company has recorded a valuation allowance of $16,114,463 for the quarter ended June 30, 2006 and $15,550,967 and for the year ended September 30, 2005, representing a year to date change of the valuation allowance of $563,496. This allowance was recorded because, based on the weight of available evidence, it is more likely than not that some, or all, of the net deferred tax asset may not be realized.

	Years ended September 30,
	2005	2004
Provision for Federal taxes at statutory rate (34%)	-34.00%	-34.00%
State taxes, net of Federal benefit	-9.00%	-9.00%
Permanent differences	0.00	0.00
Valuation allowance applied against income tax benefit	43.00%	43.00%
Effective income tax rate	0%	0%

15. Mandatorily Redeemable Convertible Series A Preferred Stock

The Company has authorized 10,000,000 shares of preferred stock. In October 2005, the Company designated 600,000 shares of preferred stock as Series A preferred stock in order to raise $6,000,000 at $10.00 per share under a private placement of Series A Preferred Stock.

The holders of Preferred Stock are entitled to dividends at the rate of 10% of the Series A Preferred Stock purchase price per share, which was $10.00, as adjusted to reflect any stock split, stock dividend, combination, reclassification of reorganization. The holders of Series A Preferred Stock have a liquidation preference of an amount equal to one and one-half times the purchase price over the holders of common stock. The liquidation preference will be secured by a first priority position on 100% of the common stock of Executive Media Network. Each share of Series A Preferred Stock is convertible, at any time at the option of the holder, into forty shares of our common stock at an equivalent rate of $.25 per share of common stock. Each share of Series A Preferred Stock shall be automatically converted into forty shares of common stock upon the closing of a private offering of securities for a total offering of not less than $10,000,000, so long as all common stock is trading on a listed exchange, at an equivalent rate of $.25 per share of common stock. The holders of the Series A Preferred Stock have the right to elect one of the members of our Board of Directors. The holders of Series A Preferred Stock are entitled to vote on

BRANDED MEDIA CORPORATION

Notes to Financial Statements (continued)

an “as converted to common stock” basis with the holders of common stock together as one class on all matters to be voted upon by the holders of common stock except in certain cases and as required by law. Commencing on the fifth anniversary of the closing of the initial purchase of the Series A Preferred Stock, the Company is obligated to redeem the Series A Preferred Stock in three equal annual installments if requested by the holders holding at least 50% of the then outstanding shares of Series A Preferred Stock. The redemption price will be the original issuance price plus all accrued and unpaid dividends.

During the nine months ended June 30, 2006, the Company received proceeds from the sale of preferred stock totaling $2,800,000. The preferred stock is convertible into shares of common stock and includes beneficial conversion privileges. As a result, the Company has recorded a discount on preferred stock relating to this transaction of $2,176,891, which will be amortized to additional paid-in-capital over a five year period. A relative fair value of $535,100 was ascribed to warrants to purchase 1,300,000 common shares which were issued as part of this transaction. The relative fair value is amortized to additional paid-in-capital over a five year period. In addition, issuance costs totaling $259,000 relating to this transaction are amortized to additional paid-in-capital.

On June 1, 2006, holders converted all outstanding Series A Preferred Stock for new debenture units issued under the June 2006 Bridge Financing Agreement, and agreed to waive claims to interest or other payments due there under, and cancel all warrants to purchase common stock. The conversion resulted in a debit to additional paid-in-capital for $2,496,059 (see Note 10).

BRANDED MEDIA CORPORATION

Preferred Stock

	Preferred Stock	APIC	Dividends	Totals
Face value at issuance date	$2,800,000.00	$—	$—	$2,800,000.00
Beneficial conversion feature	(2,176,891.00)	2,176,891.00	—	—
Relative fair value of warrants issued	(535,100.00)	535,100.00	—	—
Carrying values at issuance date	88,009.00	2,711,991.00	—	2,800,000.00
Accretion of beneficial conversion feature	323,897.27	(215,931.27)	(107,966.00)	—
Preferred exchanged for debentures	(88,009.00)	(2,711,991.00)	—	(2,800,000.00)
Reverse accretion of BCF	(323,897.27)	215,931.27	107,966.00	—
Totals	$—	$—	$—	$—

BRANDED MEDIA CORPORATION

Notes to Financial Statements (continued)

16. Business Segments

The Company operates two separate legal and reporting entities, Branded Media and EMN, which is a wholly owned subsidiary of Branded Media.

Branded Media, a marketing company that has recently launched multi-media platforms to expose clients’ brands or products. Branded Media will share in several categories of revenue: television production and distribution, book publishing and merchandising. EMN is an out-of-home media specialist that sells poster advertisements to its clients and shares the revenue with its airline partners.

	June 30, 2006
	Branded Media	EMN	Consolidated
Services Revenues	$99,028	$487,742	$586,769
Depreciation and amortization	10,658	186,400	197,058
Operating income (loss)	(3,083,683)	(926,093)	(4,009,776)
Interest and other expenses, net	(10,400,137)	263,953	(10,136,184)
Net income (loss)	(13,483,820)	(838,176)	(14,145,960)
Assets	$2,987,940	$8,352,265	$11,340,205

Segment operating income (loss) represents revenues, less all direct costs and expenses applicable to each reporting segment. There is no allocation of interest expense or any inter-segment sales. Reported segment assets are directly related to the segment operations.

Net revenues from transactions with two customers are greater than 10% of EMN’s total services revenues. Net revenue generated from these two customers totaled $410,705, representing 84% of total revenue for the nine months ended June 30, 2006.

17. Retirement plan

During the three months ended December 31, 2005, under FASB Statement No. 87, “Employers’ Accounting for Pensions”, FASB Statement No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” and FASB Statement No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits” the Company recognized a settlement gain totaling $263,141 due to the termination of EMN’s retirement plan in October, 2005. All benefits were distributed to the former plan participants.

18. Events Subsequent to June 30, 2006

Touch of Grace

Effective March 3, 2006, the Company executed an agreement to purchase an 80% interest in Touch of Grace, Ltd., a recently formed limited liability company registered in the United Kingdom (“Touch of Grace”), in exchange for 3,500,000 shares of the Company’s common stock. In connection with this purchase agreement, Touch of Grace executed a Talent Services Agreement with Grace Leo-Andrieu, pursuant to which, the Company is obligated to pay until expiration of the agreement in 2036, an annual fee of $25,000 for 2006, $50,000 thereafter and up to 5% of the program production budget for hosting services for each program. Touch of Grace intends to produce and develop television programming and a branded licensing program for the lines of products exploiting the Grace Leo-Andrieu name or likeness and/or the Touch of Grace brand.

BRANDED MEDIA CORPORATION

Notes to Financial Statements (continued)

As of July 1, 2006, Touch of Grace has not commenced operations, has no long-lived assets or intangibles, and does not have an executed operating agreement. The Company has concluded that the transferred set of activities is in development stage. As such, the transferred set of activities fails the definition of a business as provided under EITF 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business.

On August 31, 2006, Ms. Grace Leo-Andrieu and TOG Holding Limited, the partners of Touch of Grace (Ms. Leo-Andrieu and TOG Holding Limited, collectively, the “TOG Partners”), informed the Company that pursuant to the terms of the agreement, they were exercising their right to unwind the agreement. The Company considers its purchase of an interest in Touch of Grace and its issuance to the TOG Partners of 3.5 million shares of the Company’s common stock in connection therewith to have been rescinded by the August 31, 2006 letter from the TOG Partners, and it is expected that the Company will surrender its 80% interest in Touch of Grace and receive back its issued shares. The cost of unwinding the transaction is not expected to have a material financial impact on the Company.

On July 12, 2006 the Company issued a warrant to purchase 100,000 shares of common stock to unrelated parties to forebear and not demand repayment of principal and accrued interest until December 1, 2006. The warrants were valued at $0.38 per share or $37,998 using the Black Scholes model and transaction will be recorded as an expense in the consolidated statement of operations. The warrant may be exercised at any time between now and July 12, 2011. In addition, the Company granted 125,000 shares of common stock to the debtholder which were valued at $47,500.

In August 2006, the Company entered into an employment agreement with Gary Kucher, the Company’s Chief Executive Officer. This agreement has a three year term commencing on August 10, 2006. Pursuant to the agreement, Mr. Kucher will be paid a base salary of $15,000 per month between August 2006 and December 2006. From and after January 2007, Mr. Kucher will receive an annual salary of $350,000, subject to annual increases applicable to other senior executives. In addition, Mr. Kucher will receive a bonus of 25% of his base salary if the Company meets certain gross revenue, EBITDA and funding levels. Under the agreement, Mr. Kucher is also entitled to receive stock options equal to five percent of the Company’s then outstanding shares, or 5,495,166 options. The options are exercisable at $.25 cents per share. Mr. Kucher’s options may be exercised any time after the date of the applicable grant, but any option not exercised within eight years of the grant shall automatically lapse. The option was valued at $824.272 using the Black Scholes model on the August 10, 2006 grant date.

In connection with Mr. Kucher’s hiring as the Chief Executive Officer of the Company, in August 2006, the Company entered into an agreement to sever Ms. Eve Krzyzanowski’s employment as Chief Executive Officer and Director of the Company. Pursuant to this agreement, the Company and Ms. Krzyzanowski agreed to settle all claims and matters between them, and to release and discharge the other Party from and against any and all actions, causes of action, suits, debts and controversies. Under the agreement, the Company agreed to pay Ms. Krzyzanowski $10,000 upon execution of the severance agreement, and to pay Ms. Krzyzanowski an additional $90,000 from the next debt or equity financing by the Company or any of its subsidiaries or parent companies. In addition, the Company agreed to pay for the continuation of Ms. Krzyzanowski’s health insurance and similar benefits for a period of eighteen (18) months from the date of the agreement. In addition, the Company converted amounts due to Ms. Krzyzanowski under certain loans and compensation agreements to 648,144 shares of common stock on July 7, 2006.

On August 21, 2006, the Company issued 585,453 shares of common stock to an unrelated party for services rendered under an consulting agreement. The value of the transaction was approximately $240,000.

Financial Statements

Set forth below are the audited financials for EXECUTIVE MEDIA NETWORK, INC. for the fiscal years ended September 30, 2005 and 2004. The financial statements are attached to this report and filed as part of this report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Executive Media Network, Inc.

New York, New York

We have audited the accompanying balance sheets of Executive Media Network, Inc. as of September 30, 2005 and 2004 and the related statements of operations, and stockholders’ equity (deficit) and cash flows for the years ended September 30, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Executive Media Network, Inc. as of September 30, 2005 and 2004 and the results of its operations and its cash flows for the years ended September 30, 2005 and 2004 in conformity with accounting principles generally accepted in the United States of America.

Friedman LLP

March 3, 2006

EXECUTIVE MEDIA NETWORK, INC.

Balance Sheet

	September 30
	2005	2004
Assets
Current assets:
Cash and cash equivalents	$90,831	$141,533
Accounts receivable	239,997	553,028
Prepaid income taxes	16,938	—
Other current assets	7,916	8,259

Total current assets	355,682	702,820
Security deposit	1,800	1,800

Total Assets	$357,482	$704,620

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$56,994	$184,787
Accrued expenses	67,683	68,502
Unearned revenue	—	85,000
Accrued pension liability	263,141	73,376

Total current liabilities	387,818	411,665

Stockholders’ Equity (deficit):
Common stock, no par value 100 Shares authorized, issued and outstanding	20,000	20,000
Retained earnings (deficit)	(50,336)	272,955

Total stockholders’ equity (deficit)	(30,336)	292,955

Total Liabilities and Stockholders’ Deficit	$357,482	$704,620

See the accompanying notes to financial statements.

EXECUTIVE MEDIA NETWORK, INC.

Statements of Operations and Retained Earnings (Deficit)

	For the Years Ended September 30
	2005	2004
Revenues
Services	$1,431,994	$1,856,219

Operating expenses:
General and administrative expenses	1,571,640	1,762,533

Total operating expenses	1,571,640	1,762,533

Operating income (loss)	(139,646)	93,686

Other income
Dividends	4,627	1,889

	4,627	1,889

Income (loss) before income tax provision	(135,019)	95,575
Income tax provision	7,784	43,656

Net income (loss)	(142,803)	51,919

Retained earnings, beginning of year	272,955	510,036

	130,152	561,955
Less: Stockholders’ distributions	(180,488)	(289,000)

Retained earnings (deficit), end of year	$(50,336)	$272,955

See the accompanying notes to financial statements.

EXECUTIVE MEDIA NETWORK, INC.

Statements of Cash Flows

	For The Years Ended September 30,
	2005	2004
Cash flows from operating activities
Net income (loss)	$(142,803)	$51,919
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Changes in operating assets and liabilities:
Accounts receivable	313,031	(403,151)
Other current assets	—	62,663
Prepaid income taxes	(16,597)	—
Accounts payable	(127,794)	39,998
Accrued expenses	(819)	41,135
Deferred revenue	(85,000)	85,000
Accrued pension liability	189,768	73,376

Net cash provided by (used in) operating activities	129,786	(49,060)

Cash flows from investing activities

Net cash from investing activities	—	—

Cash flows from financing activities
Proceeds from shareholder loans	—	40,000
Shareholders’ distributions	(180,488)	(289,000)

Net cash used in financing activities	(180,488)	(249,000)

Decrease in cash and cash equivalents	(50,702)	(298,060)
Cash and cash equivalents, beginning of year	141,533	439,593

Cash and cash equivalents, end of year	$90,831	$141,533

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	$—	$—
Cash paid for income taxes	25,263	46,553

See the accompanying notes to financial statements

EXECUTIVE MEDIA NETWORK, INC.

Notes to Financial Statements

1. Organization and Business

Executive Media Network (“EMN”, the “Company,” “we,” “us,” “our”) is a place based media company, which offers advertising media displays worldwide in airline clubs and first class lounges of many major United States and foreign flag airline carriers.

2. Significant Accounting Policies

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company evaluates all of its estimates on an on-going basis and may consult outside experts to assist in the Company’s evaluations. Actual results could differ from those estimates.

Revenue Recognition

EMN enters into contracts with advertising agencies to rent their clients advertising space in “place-based media units” (displays) in airline clubs and lounges. Fees are invoiced to advertising agencies for displays. Payments from the agencies for such displays are made net of a 15% amount in payment for their work in developing the advertisements and cost of the displays. The terms of the Company’s agreements with its airline customers range from three to five years. The Company is responsible for all of the costs of operating and managing the displays and shares the revenue with its airline partners. Generally, the Company remits one-half of the net monies received from the advertising agencies to the respective airline carrier in payment for the display space rental.

The Company recognizes revenue in accordance with Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. The SAB requires, among other things, that an entity should recognize revenue when all of the following conditions are met:

•	Persuasive evidence of an arrangement exists,

•	Delivery has occurred or services have been rendered,

•	The seller’s price to the buyer is fixed or determinable,

•	Collectibility is reasonably assured.

If any one of the preceding conditions is not met, the Company will defer recognizing revenue until all of the conditions are met.

Revenue is accounted for in accordance with Emerging Issue Task Force (EITF) Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent”. Revenue is recognized on a net basis. A significant part of EMN’s cost of sales are paid out to the airlines in the form of revenue sharing payments in connection with the activities similar to that of advertising agencies where industry practice is generally to record revenue on a net basis. Advance payments made by customers are included in customer deposits.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments with original maturities of three months or less at the time of purchase and are stated at estimated fair value, which approximates cost. Cash is maintained at high credit quality financial institutions. At September 30, 2005 and 2004, there are no cash equivalents.

EXECUTIVE MEDIA NETWORK, INC.

Notes to Financial Statements

(continued)

Allowance for Doubtful Accounts

Management makes estimates of uncollectibility of accounts receivable. Management specifically analyzes the aging of accounts receivable, client credit reports, industry trends and economic indicators, as well as analysis of recent payment history for specific customers. At September 30, 2005 and 2004, all accounts are fully collectible and no allowance for doubtful accounts was required.

Concentrations of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk are primarily cash and cash equivalents and accounts receivable. We invest our excess cash in highly liquid investments with high credit quality financial institutions. At times, the Company maintains bank account balances, which exceed FDIC limits. The Company has not experienced any losses in such accounts and believes that it is not exposed to any significant credit risk on cash. The Company performs ongoing credit evaluations of its clients and maintains an allowance for doubtful accounts based upon the expected collectibility of all accounts receivable.

Income taxes

The Company, with the consent of its stockholders, has elected under the Subchapter S provisions of the Internal Revenue Code and various tax laws to be treated as an “S” Corporation. Accordingly, there is no provision for Federal and State income taxes for the Company, other than minimum taxes due. The Company has provided an income tax provision for those local taxing authorities that do not recognize “S” Corporation.

Upon the sale of all of the common stock of the Company in October 2005, as described in Note 5, the Company’s “S” corporation election was revoked and will be considered corporations of a consolidated group subject to Federal, State and Local Corporate income taxes. On a prospective basis, the company expects to have an effective income tax rate of approximately 40%.

Fair Value of Financial Instruments Disclosure

The fair value of financial instruments is the amount for which the instrument could be exchanged in a current transaction between willing parties. In the opinion of management, as of September 30, 2005 and 2004, the carrying values of cash and cash equivalents, accounts receivable and accounts payable approximated their respective fair values because of the short duration of these instruments.

3. Recent Accounting Pronouncements

The FASB issued Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment (“SFAS 123(R)”), in December 2004; it replaces SFAS 123, and supersedes APB 25. Under SFAS 123(R), companies would have been required to implement the standard as of the beginning of the first interim reporting period that begins after June 15, 2005. However, in April 2005, the SEC announced the adoption of an Amendment to Rule 4-01(a) of Regulation S-X regarding the compliance date for SFAS 123(R) that amends the compliance dates and allows companies to implement SFAS 123(R) beginning with the first annual reporting period beginning on or after June 15, 2005. The Company intends to adopt SFAS 123(R) in its fiscal year beginning October 1, 2005. The Company does not presently administer any stock option programs and the adoption of SFAS 123R is not expected to have a material impact on the Company’s financial position or results of operations.

EXECUTIVE MEDIA NETWORK, INC.

Notes to Financial Statements

(continued)

In December, 2004, the FASB issued Statement of Financial Accounting Standard No. 153, Exchanges of Non-monetary Assets — an amendment of APB Opinion No. 29 (“SFAS 153”). SFAS 153 is effective, and will be adopted, for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and is to be applied prospectively. SFAS 153 eliminates the exception for fair value treatment of non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. Adoption is not expected to have a material effect on the Company’s financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—A Replacement of APB Opinion No. 20 and FASB Statement No.3 (“SFAS No. 154”). SFAS No. 154 requires the retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impractible to determine either the period-specific effects or cumulative effect of the accounting change. SFAS No. 154 also requires that a change in depreciation, amortization, or depletion method for long-lived non-financial assets be accounted for as a change in accounting estimated affected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and we will adopt this provision, as applicable, during fiscal year 2006.

4. Pension Plan

Retirement Pension Plan

The Company sponsors a defined benefit pension plan that covers all of its employees. Pension benefits for employees are based on years of credited service and compensation. The Company’s funding policy provides that annual contributions to the pension trusts will be at least equal to the minimum amounts required by ERISA in the U.S.

At the end of 2004, the plan was amended to freeze the benefit for one participant. Effective April 1, 2005, the benefits for the other participants were frozen, and the plan termination process was begun. Assets were fully distributed in October 2005, and the plan fully terminated resulting in a settlement gain totaling $263,141 in the first quarter of fiscal year ending September 30, 2006.

When (“FAS 87”) Employers’ Accounting for Pensions was first adopted by the Company in 2003, plan obligations computed under the standard were compared to plan assets which either created a surplus or deficit that would differ from that recognized under the prior accounting method. FAS 87 promulgates that this difference in funded status between accounting bases be recognized over a period of years tied to expected future service under the plan. Accordingly, the unfunded obligation at January 1, 2003 was treated as being amortized over an 8-year period. The plan is designed to provide 72.3% of final average pay at normal retirement, which was defined to be the first day of the plan year nearest the attainment of age 57 and 10 years of plan participation.

Actuarial Assumptions

Participants covered under the plan are assumed to retire at their respective normal retirement dates. No pre-retirement decrements were assumed, and participants were assumed to elect lump sums at retirement computed at an interest rate equal to 75 basis points less than the discount rate.

The following are the assumptions used in the measurement of the projected benefit obligation (PBO) and net periodic expense.

EXECUTIVE MEDIA NETWORK, INC.

Notes to Financial Statements

(continued)

Benefit Obligations	2005	2004
Discount rate	5.75%	6.25%
Expected rate of return	6.00%	6.00%

Net Periodic Benefit Cost
Inflation	3.00%	3.00%
Salary scale	5.00%	5.00%
Lump sum settlement rate	5.00%	5.50%

Since the Company measures its pension obligations at December 31, the assumptions noted above are used to calculate the accumulated benefit obligation (ABO) as of December 31, of the current fiscal year and net periodic pension expense for the subsequent fiscal year.

The discount rate is used to calculate the present value of the PBO. The rate used reflects a rate of return on investments that match the duration of expected benefit payments.

The assumed return on plan assets is used to determine net periodic pension expense. The rate of return assumptions are based on projected long-term market returns for the various asset classes in which the plans are invested, weighted by the target asset allocations. The return assumption is reviewed annually.

The rate of compensation increase represents the long-term assumption for expected increases to salaries.

In recognition of the long-term nature of the liabilities of the pension plans, the Company has targeted an asset allocation strategy that intends to promote asset growth while maintaining an acceptable level of risk over the long term. The investment strategies for the pension plans are designed to achieve an appropriate diversification of investments as well as safety and security of the principal invested. Assets of the plans are both actively and passively managed.

The following reconciliation presents the funded status at each date.

Reconciliation Of Funded Status	September 30, 2005	December 31, 2004
1. Accumulated benefit obligation	$(1,210,878)	$(1,377,731)
2. Effect of future compensation increases	0	(274,713)

3. Projected benefit obligation	$(1,210,878)	$(1,652,444)
4. Plan assets at fair market value	1,210,878	1,034,461
5. Funded status	0	(617,983)
6. Unrecognized net (asset)/ obligation at transition	0	0
7. Unrecognized prior service cost	323,501	375,678
8. Unrecognized net (gain)/loss	(586,642)	168,929

9. (Accrued)/prepaid pension cost	$(263,141)	$(73,376)

EXECUTIVE MEDIA NETWORK, INC.

Notes to Financial Statements

(continued)

The assets set aside in the trust to fund pension benefits are summarized as follows:

	2005	2004
Valuation assets as of the beginning of period	$1,034,461	$801,443
Employer contributions during the year	95,535	160,000
Investment return	80,882	73,018
Benefit payments	—	—

Valuation assets as of the end of period	$1,210,878	$1,034,461

SFAS 87 requires a company to record a minimum liability that is at least equal to the unfunded accumulated benefit obligation. The additional minimum pension liability, net of a deferred tax asset, is charged to accumulated other comprehensive loss. The Company’s additional minimum pension liability was $263,141.

Amounts included in the consolidated balance sheet at September 30, were comprised of the following:

	September 30, 2005	December 31, 2004
Prepaid pension asset	$—	$—
Pension liability	(263,141)	(343,270)
Deferred tax asset on minimum Pension liability	—	—
Intangible asset	—	269,894
Accrued pension liability	$(263,141)	$(73,376)

EXPENSE

The components of net periodic pension expense are as follows:

Pension Expense (Income)	Nine Months Ended September 30, 2005	Plan Year Ended December 31, 2004
1. Service cost	$208,031	$219,575
2. Interest cost	79,180	77,497
3. Expected return on assets	(54,600)	(53,587)
4. Amortization of unrecognized net (asset)/obligation at transition	0	0
5. Amortization of unrecognized prior service cost	52,178	62,613
6. Amortization of unrecognized net (gain)/loss	511	0

7. Net periodic pension cost/(income)	$285,300	$306,098

In accordance with SFAS No. 132 “Employer’s Disclosures about Pensions and Other Postretirement Benefits,” the PBO, ABO and fair value of plan assets is required to be disclosed for all plans where the ABO is in excess of plan assets. The difference between the PBO and ABO is that the PBO includes projected compensation increases. Additional information is as follows:

	September 30, 2005	December 31, 2004
PBO	$1,210,878	$1,652,444
ABO	1,210,878	1,377,731
Plan assets	1,210,878	1,034,461

EXECUTIVE MEDIA NETWORK, INC.

Notes to Financial Statements

(continued)

5. Major Customers

During fiscal years 2005 and 2004, the Company generated revenues totaling approximately $3,312,714 from four major customers representing approximately 83% of total revenues and approximately $3,737,625 from four major customers representing approximately 80% of total revenues, respectively.

6. Subsequent Event

Stockholders’ Equity

On October 21, 2005, the stockholders of the Company entered into an agreement with Branded Media Corporation (BMC), a public company whereby BMC acquired 100% of the outstanding common shares of the Company for $3,050,000. The purchase price consisted of $2.2 million cash consideration, a note totaling $350,000, and the issuance of warrants to purchase 1,000,000 shares of BMC Common Stock valued at $500,000 to a 50% owner of EMN. BMC and the Company have obtained a third party valuation of certain intangible assets, thus allowing the companies to allocate the purchase price based on the fair values of the assets and liabilities acquired.

BMC is a multi-media branding company that builds its clients’ brands and markets its clients’ consumer products through a proprietary strategy. Branded Media(TM) is designed to increase sales of its clients’ consumer products by exposing their brands and their messages through television and internet programming, print, DVD, Video-on-Demand, and Direct-Response infomercials.

PART III

Item 1. Index to Exhibits

The Exhibits listed below are filed as part of this Registration Statement unless otherwise indicated.

Exhibit No.	Description

3.1	Articles of Incorporation of the Company dated July 26, 2004.(1)

3.2	Certificate of Amendment to Articles of Incorporation of the Company dated October 26, 2004. (1)

3.3	Certificate of Amendment to Articles of Incorporation of the Company dated October 28, 2004. (1)

3.4	Articles of Merger dated August 20, 2004. (1)

3.5	Bylaws of the Company. (1)

3.6	Amended and Restated Certificate of Designations dated January 6, 2006. .(3)

4.1	Specimen Certificate for Branded Media Corporation Common Stock, par value $.001 per share. (1)

4.2	Form of Common Stock Purchase Warrant. (1)

4.3	Form of Registration Rights Agreement. (1)

4.4	Form of Convertible Secured Promissory Note. (1)

4.5	Form of Common Stock Subscription Agreement. (1)

4.6	Intangible Asset Purchase Agreement between the Company and Convergiton, Inc. dated July 17, 2004. (1)

4.7	Letter Agreement between the Company and McKim and Company, LLC dated April 13, 2005. (1)

4.8	Letter Agreement between the Company and Westminster Securities Corp. dated June 10, 2005. (1)

4.9	Letter Agreement between the Company and Westminster Securities Corp. dated June 23, 2005. (1)

4.10	Specimen Certificate for Branded Media Corporation Series A Preferred Stock, par value $.001 per share.(2)

4.11	Form of Series A Preferred Stock Purchase Agreement. (3)

4.12	Form of Series A Preferred Stock Registration Rights Agreement.(3)

4.13	Letter Agreement between the Company and McKim and Company, LLC dated August 1, 2005.(2)

10.1	Plan of Merger dated August 20, 2004 between Mediacom Entertainment, Inc., a Delaware corporation, and Mediacom Entertainment, Inc., a Nevada corporation (included in Articles of Merger in Exhibit 3.4).

10.2	Employment Agreement between the Company and Eve Krzyzanowski dated November 18, 2004. (1)

10.3	Employment Agreement between the Company and Joseph Coffey dated November 18, 2004. (1)

10.4	Employment Agreement between the Company and Donald Taylor dated November 18, 2004. (1)

10.5	Employment Agreement between the Company and Gerald Labush dated November 18. 2004. (1)

10.6	Secured Promissory Note dated August 30, 2005 issued to The Vantage Funds. (1)

10.7	Form of Security Agreement. (1)

10.8	Stock Purchase Agreement among the Company, Executive Media Network, Brian Pussilano and James Luddy dated October 21, 2005.(2)

III-1

Exhibit No.	Description

10.9	Employment Agreement between the Company and Brian Pussilano dated October 21, 2005.(2)

10.10	Employment Agreement between the Company and Gary Kucher dated August 10, 2006. (4)

10.11	Agreement and Release between the Company and Eve Krzyzanowski dated August 10, 2006. (4)

21.1	List of Subsidiaries.(3)

23.1	Consent of Independent Registered Public Accounting Firm dated September 1, 2006.

(1)	Incorporated by reference from the Company’s Form 10-SB, file number 000-03574, filed on October 3, 2005.
(2)	Incorporated by reference from the Company’s Amendment No. 1 to Form 10-SB, file number 000-03574, filed on November 15, 2005.
(3)	Incorporated by reference from the Company’s Form 10-SB, file number 000-03574, filed on April 3, 2006.
(4)	Incorporated by reference from the Company’s Amendment No. 1 to its Form 10-SB, file number 000-03574, filed on August 15, 2006.

Item 2. Description of Exhibits

See Item 1 above.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized.

BRANDED MEDIA CORPORATION Nevada corporation

Date: September 1, 2006	By:	/s/ Gary D. Kucher
Gary D. Kucher
	Its:	Chief Executive Officer and Director

This Registration Statement on Form 10-SB has been signed by the following persons in the capacities and on the dates indicated.

By:	/s/ Gary D. Kucher Gary D. Kucher Chief Executive Officer and Director	September 1, 2006

By:	/s/ Donald C. Taylor Donald C. Taylor President, Chief Financial Officer and Director (Principal Financial and Accounting Officer)	September 1, 2006

By:	/s/ Michael Scofield Michael Scofield Director	September 1, 2006

By:	/s/ Joseph Coffey Joseph Coffey Chief Operating Officer, General Counsel, Secretary and Director	September 1, 2006

By:	/s/ James J. Cahill James J. Cahill Director	September 1, 2006

EXHIBIT INDEX

Exhibit No.	Description
3.1	Articles of Incorporation of the Company dated July 26, 2004.(1)

3.2	Certificate of Amendment to Articles of Incorporation of the Company dated October 26, 2004. (1)

3.3	Certificate of Amendment to Articles of Incorporation of the Company dated October 28, 2004. (1)

3.4	Articles of Merger dated August 20, 2004. (1)

3.5	Bylaws of the Company. (1)

3.6	Amended and Restated Certificate of Designations dated January 6, 2006.(3)

4.1	Specimen Certificate for Branded Media Corporation Common Stock, par value $.001 per share. (1)

4.2	Form of Common Stock Purchase Warrant. (1)

4.3	Form of Registration Rights Agreement. (1)

4.4	Form of Convertible Secured Promissory Note. (1)

4.5	Form of Common Stock Subscription Agreement. (1)

4.6	Intangible Asset Purchase Agreement between the Company and Convergiton, Inc. dated July 17, 2004. (1)

4.7	Letter Agreement between the Company and McKim and Company, LLC dated April 13, 2005. (1)

4.8	Letter Agreement between the Company and Westminster Securities Corp. dated June 10, 2005. (1)

4.9	Letter Agreement between the Company and Westminster Securities Corp. dated June 23, 2005. (1)

4.10	Specimen Certificate for Branded Media Corporation Series A Preferred Stock, par value $.001 per share.(2)

4.11	Form of Series A Preferred Stock Purchase Agreement.(3)

4.12	Form of Series A Preferred Stock Registration Rights Agreement.(3)

4.13	Letter Agreement between the Company and McKim and Company, LLC dated August 1, 2005.(2)

10.1	Plan of Merger dated August 20, 2004 between Mediacom Entertainment, Inc., a Delaware corporation, and Mediacom Entertainment, Inc., a Nevada corporation (included in Articles of Merger in Exhibit 3.4).

10.2	Employment Agreement between the Company and Eve Krzyzanowski dated November 18, 2004. (1)

10.3	Employment Agreement between the Company and Joseph Coffey dated November 18, 2004. (1)

10.4	Employment Agreement between the Company and Donald Taylor dated November 18, 2004. (1)

10.5	Employment Agreement between the Company and Gerald Labush dated November 18. 2004. (1)

10.6	Secured Promissory Note dated August 30, 2005 issued to The Vantage Funds. (1)

10.7	Form of Security Agreement. (1)

10.8	Stock Purchase Agreement among the Company, Executive Media Network, Brian Pussilano and James Luddy dated October 21, 2005.(2)

10.9	Employment Agreement between the Company and Brian Pussilano dated October 21, 2005.(2)

10.10	Employment Agreement between the Company and Gary Kucher dated August 10, 2006. (4)

10.11	Agreement and Release between the Company and Eve Krzyzanowski dated August 10, 2006. (4)

21.1	List of Subsidiaries.(3)

23.1	Consent of Independent Registered Public Accounting Firm dated September 1, 2006.

(1)	Incorporated by reference from the Company’s Form 10-SB, file number 000-03574, filed on October 3, 2005.
(2)	Incorporated by reference from the Company’s Amendment No. 1 to Form 10-SB, file number 000-03574, filed on November 15, 2005.
(3)	Incorporated by reference from the Company’s Form 10-SB, file number 000-03574, filed on April 3, 2006.
(4)	Incorporated by reference from the Company’s Amendment No. 1 to its Form 10-SB, file number 000-03574, filed on August 15, 2006.